

Flex forward

2021 ANNUAL REPORT







flex

Message from our CEO



Revathi Advaithi
CEO
June 25, 2021

"This year, we showed the power of our company, our culture, and our community working together to not just endure, but to make a difference."

Dear fellow shareholder,

Over the past year, we have all witnessed unprecedented events and change that touched every person and every industry. In times of crisis, the understandable response is to focus on weathering the storm. I have long believed it is in the toughest situations that we find what we are truly made of, and the culture is tested and shines through. I am very proud of what we accomplished this year. We showed the power of our company, our culture, and our community working together to not just endure, but to make a difference.

As the world changed, Flex evolved and helped our customers succeed. When our customers urgently needed help to expand the global availability of critical medical devices, we delivered. When our customers needed to rapidly adapt digital infrastructure to support a tectonic shift in workloads to enable work and education from home, we delivered. As economies began to recover but were faced with new global supply chain and logistical disruptions, again we delivered.

We are certainly not immune to the impact of all these extraordinary events. It has been difficult, requiring great effort and sacrifice, but we have proved our resilience and adaptability. We did not stop there, however. Upholding our values, through it all, we supported our employees, their families and communities, particularly in geographies that were exceptionally impacted by COVID-19. Not losing sight of our longer-term responsibilities, we made significant progress on our environmental, social, and governance efforts, improving rankings and taking on new challenges.

I want to sincerely thank our Flex colleagues for their incredible dedication and contributions in not only getting us through this very unusual year but delivering our record financial results. Our Flex teams showed empathy and compassion as we helped each other navigate this very difficult pandemic. We saw our employees live our new values every day and strengthen our inclusive, high-performing culture through action. Our efforts to reinvigorate our culture are taking root and I believe we are on the right path to making our culture a key differentiator for Flex. I also want to thank our customers and suppliers for their trust and partnership and our shareholders who have stood by us and believe in the potential of Flex.

Staying focused in uncertain times

Last year, we outlined our Flex Forward strategy to align our purpose to make great products for our customers that create value and improve people's lives. Flex touches many industries that are currently going through rapid evolution, which plays to our strengths and positions us to help our customers successfully navigate their dynamic environments.

From advanced medical and industrial solutions, to the electric-vehicle and autonomous mobility revolutions, the expansion of cloud and 5G communications, and to a whole new generation of technology and lifestyle convergence, our targeted markets are large, diverse and have strong, long-term secular drivers. To help our customers compete, we not only need to deliver on our current projects but also continue to be at the forefront of technology.

Real transformation is difficult in the best of times, but we persevered through the year, leading to progress across the four pillars of our strategy: improving our portfolio mix; continuing to build on our advanced technology and manufacturing capabilities; improving operational efficiency and execution; and adapting our systems to leverage the power of data and intelligence.

Our progress this year was validated through record results. In fiscal year 2021, we achieved record full year adjusted gross and operating margins, as well as record level adjusted earnings per share. We also generated the highest level of free cash flow in seven years. It is still early in our transformation; however, the trend is clear: Flex is executing well against its long-term strategy and delivering on our commitments to shareholders.

Taking a balanced approach

With approximately 160,000 employees at over 100 facilities in approximately 30 countries, taking a balanced stakeholder approach is an operational and moral imperative. It has long been foundational in Flex's culture to be a leader in environmental, social, and governance issues, given the fact we produce so many diverse products and impact so many people around the world. Even while dealing with the day-to-day challenges of last year, we certainly did not lose sight of our long-term commitment to creating a sustainable future.

During extreme times such as we have seen over the last year, this meant making sure our employees and their families were safe both at work and at home. We initiated our Flex Guard mask production program at the beginning of the year, and, one year later, we've made over 100 million masks, keeping all of our employees covered daily, while also donating almost 22 million masks to families and local communities. Some of the situations that emerged this past year required even more urgent responses, such as sending care packages to employees' homes to provide necessities in short supply during extreme lock-down events, or ensuring our employees and their families received the acute medical care they needed, despite chaotic regional outbreaks.

We also made progress this year on our goals to improve employees' day-to-day lives and further their career development. We improved the flexibility and convenience of our health and wellness programs, adding additional on-site health centers in some of our major factories. We rolled out a new e-learning education platform to provide more opportunities for self and career betterment. We continued to expand our access to emotional and mental health programs and reinvigorated our employee resource groups (ERGs) as one of the initiatives to help promote a sense of belonging inside Flex.

Flex achieved a number of sustainability milestones this year, building on our nearly 20-year foundation. Flex was included for the second year in a row in the S&P Sustainability yearbook. Sustainalytics ranked Flex #1 in the electronics manufacturing sub-industry category, and we were ranked in the top 50 globally out of approximately 13,000 companies overall. We continued our progress in creating circular economy solutions, which has enabled our customers to improve their lifecycle management, and we developed new revenue streams to help further our sustainability progress.

Guided by our purpose and values, we introduced our new 2030 sustainability goals this year. Flex was accepted into the rigorous Science Based Targets initiative to dramatically lower green-house gas emissions. We set new targets for reducing waste and water usage by 2025. We will continue to improve employee safety and certify all of our manufacturing and logistics sites with 'Responsible Business Alliance factory of choice' status by 2025. We will also further expand employee training and wellness programs. A full list of our 2030 sustainability goals can be found on our company's website.

Looking toward the future

We have outlined our strategy, made significant progress on improving operational efficiencies and systems, and improved our mix by winning and expanding into higher-value businesses and driven the right kind of growth where our capability is valued by customers. Over time, this strategy will continue to drive growth, improve margins, lead to strong cash flow generation, and grow shareholder value.

As I look to fiscal year 2022 and beyond, I remain very optimistic and confident in our future. While we recognize that there are near-term challenges (including global component and logistical issues and ongoing regional outbreaks of COVID-19), the underlying near and longer-term demand indicators remain strong.

The fundamentals in each of our target markets also remain favorable, as do general trends towards advanced outsourced manufacturing. Through multiple crises, companies are realizing the value of our global supply-chain and manufacturing capabilities. We continue to see increasing product complexity as a driver of our business, as many traditional industries strive to incorporate more features utilizing leading-edge technologies, including expanded capabilities around connectivity, data collection, and compute. We are experiencing new business wins as well as deepening relationships with current customers through the differentiation of our technology, global scale, talented workforce, experience and customer trust. These successes are creating a virtuous cycle that will continue to drive Flex forward.

There is certainly still more work to do, but this year's progress is a testament to the potential of the Flex model and the strength of our culture. I believe in our strategy, I believe in our people, and I am excited to continue on our transformative path.

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FLEX LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

Notice
of Annual General Meeting of Shareholders

To Be Held on August 4, 2021

Wednesday
August 4, 2021
9:00 a.m., Pacific time

Flex Ltd.
6201 America Center Drive,
San Jose, CA 95002, U.S.A.

Vote via Internet
at www.proxyvote.com



Vote by Mail
Sign and return your proxy card in the
postage-paid envelope



Vote in Person at the Meeting
on August 4, 2021 at 9:00 a.m., Pacific time



Please refer to the enclosed proxy materials or the information forwarded by your bank or other holder of record to see which voting methods are available to you.

To Our Shareholders:

You are cordially invited to attend, and notice is hereby given of, the annual general meeting of shareholders of Flex Ltd., which will be held at our offices located at 6201 America Center Drive, San Jose, CA 95002, U.S.A., at 9:00 a.m., Pacific time, on August 4, 2021, for the purposes summarized below and described in more detail in the accompanying proxy statement.

Special notice regarding COVID-19. The health and safety of our employees, shareholders, and community members is of utmost importance to us. In consideration of current public health concerns, we ask that you follow recommended guidance, mandates, and applicable executive orders from federal and state authorities, particularly as they relate to social distancing and attendance at public gatherings. If you are not feeling well or think you may have been exposed to COVID-19, we ask that you vote by proxy for the 2021 annual general meeting. Should further developments with the COVID-19 situation necessitate that we change any material aspects of the annual general meeting, we will make public disclosure of such changes. We thank you for your cooperation as we prioritize the safety of our community and our shareholders.

We urge you to read the entire proxy statement carefully before voting. Unless the context requires otherwise, references in this notice and the proxy statement to "Flex," "the Company," "we," "us," "our" and similar terms mean Flex Ltd. and its subsidiaries. Flex is incorporated under the Companies Act (Chapter 50) of Singapore, which we refer to as the "Singapore Companies Act" or the "Companies Act."

Important Notice Regarding Electronic Availability of Proxy Statement and Annual Report

We are pleased to furnish proxy materials to our shareholders on the Internet, as permitted by Securities and Exchange Commission rules. On or about June 25, 2021, we will mail to our shareholders (including all of our registered shareholders) a Notice of Availability of Proxy Materials on the Internet (referred to as the Notice) containing instructions on how to: (i) access the proxy statement and our annual report, (ii) submit their proxies via the Internet, and (iii) request a printed copy of our proxy materials.

Proxy Voting Matters

You may revoke your proxies at any time before they are voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Voting Matters at the Annual General Meeting

We are asking shareholders to vote on five proposals at the meeting:

- To re-elect all of our eleven Directors nominated for re-election *(Proposal No. 1);*
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2022 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration *(Proposal No. 2);*
- To approve, on a non-binding, advisory basis, our executive compensation *(Proposal No. 3);*
- To approve a general authorization for the Board of Directors to allot and issue ordinary shares *(Proposal No. 4);* and
- To approve a renewal of the Share Purchase Mandate permitting Flex to purchase or otherwise acquire its own issued ordinary shares *(Proposal No. 5).*

Resolutions Proposed for Shareholder Approval as Ordinary Business

Each of the resolutions proposed for approval by our shareholders is as follows:

1. To re-elect each of the following Directors, who will retire pursuant to Article 94 of our Constitution, to the Board of Directors:
   - **(a)** Revathi Advaithi;
   - **(b)** Michael D. Capellas;
   - **(c)** John D. Harris II;
   - **(d)** Michael E. Hurlston;
   - **(e)** Jennifer Li;
   - **(f)** Erin L. McSweeney;
   - **(g)** Marc A. Onetto;
   - **(h)** Willy C. Shih, Ph.D.;
   - **(i)** Charles K. Stevens, III;
   - **(j)** Lay Koon Tan; and
   - **(k)** William D. Watkins.

2. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2022, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

Resolutions Proposed for Shareholder Approval as Special Business

Each of the resolutions proposed for approval by our shareholders is shown below:

3. To consider and vote on the following non-binding, advisory resolution:

"RESOLVED THAT, the shareholders of Flex approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis and the compensation tables and related disclosures contained in the section of the accompanying proxy statement captioned 'Executive Compensation'."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flex or its Board of Directors.

4. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of the Singapore Companies Act, Cap. 50 and our Constitution, authority be and hereby is given to our Directors to:

(a) (i) allot and issue ordinary shares in our capital ("Ordinary Shares"); and/or

(ii) make or grant offers, agreements, options, performance shares, performance units, restricted share units, or other compensatory equity awards, that might or would require Ordinary Shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into Ordinary Shares),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue Ordinary Shares in pursuance of any offer, agreement, option, performance share, performance unit, restricted share unit, or other compensatory equity award, made or granted by our Directors while this resolution was in force,

and unless revoked or varied by the Company in general meeting, that such authority shall continue in force until (i) the conclusion of our next annual general meeting or (ii) the expiration of the period within which our next annual general meeting is required by law to be held, whichever is the earlier."

5. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued Ordinary Shares in the capital of the Company not exceeding in aggregate the number of issued Ordinary Shares representing 20% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this resolution (excluding treasury shares and any Ordinary Shares which are held by our subsidiary under Sections 21(4B) or 21(6C) of the Companies Act, as at that date) at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the Nasdaq Global Select Market or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Singapore Companies Act, Cap. 50,

and otherwise in accordance with all other laws and regulations and rules of the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted as may be applicable, be and hereby is authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which our next annual general meeting is held; or

(ii) the date by which our next annual general meeting is required by law to be held;

(c) the maximum purchase price (excluding brokerage commission, applicable goods and services tax, and other related expenses) that may be paid for an Ordinary Share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, shall not exceed:

    (i) in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on the Nasdaq Global Select Market or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

    (ii) in the case of an off-market purchase pursuant to an equal access scheme, at a premium of up to but not greater than 5 percent above the average of the closing price per Ordinary Share over the five trading days before the day on which the purchases are made; and

(d) our Directors, acting independently or individually, be and hereby are authorized to complete and do all such acts and things (including executing such documents as may be required) as such Director(s) may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

Notes

Singapore Financial Statements

At the 2021 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited financial statements for the fiscal year ended March 31, 2021, together with the directors' statement and auditors' report thereon, in compliance with Singapore law. Shareholder approval of our audited financial statements is not being sought by the accompanying proxy statement and will not be sought at the 2021 annual general meeting.

Eligibility to Vote at Annual General Meeting

Receipt of Notice. The Board of Directors has fixed the close of business on June 9, 2021 as the record date for determining those shareholders of the Company who are entitled to receive copies of this notice and accompanying proxy statement. However, all shareholders of record on August 4, 2021, the date of the 2021 annual general meeting, will be entitled to vote at the 2021 annual general meeting.

Quorum

Representation of at least 33-1/3% of all outstanding Ordinary Shares of the Company is required to constitute a quorum to transact business at a general meeting of our shareholders.

Proxies

A shareholder entitled to attend and vote at the 2021 annual general meeting is entitled to appoint a proxy to attend and vote on the shareholder's behalf. A proxy need not also be a shareholder. **Even if you plan to attend the meeting, we encourage you to vote promptly. You may vote your shares through one of the methods described in the enclosed proxy statement. A proxy card submitted by mail must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the 2021 annual general meeting. Please review the instructions on the proxy card and notice of availability of proxy materials regarding the submission of proxies via the Internet, which provide, among other things, for the transmission of voting instructions up until 11:59 p.m. Eastern Time the day before the meeting.** You may revoke your proxy at any time before it is voted. Registered shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Disclosure Regarding Share Purchase Mandate Funds

Only funds legally available for purchasing or acquiring our issued Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore will be used by us to purchase or acquire our own issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/ or borrowed funds to finance the purchase or acquisition of our issued Ordinary Shares. The amount of financing required for us to purchase or acquire our issued Ordinary Shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on, among other things, the number of Ordinary Shares purchased or acquired, the price at which such Ordinary Shares are purchased or acquired, and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the Company and its subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our financial condition and cash flows.

Personal Data Privacy

By submitting an instrument appointing a proxy or representative to attend, speak and vote at the 2021 annual general meeting and any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder's personal data by us (or our agents or service providers) so we (or our agents or service providers) can process, administer and analyze proxies and representatives appointed for the 2021 annual general meeting (including any adjournment thereof) and prepare and compile the attendance lists, minutes and other documents relating to the 2021 annual general meeting (including any adjournment thereof), and in order for us (or our agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations or guidelines (collectively, the "Purposes"), (ii) warrants that where the shareholder discloses the personal data of the shareholder's proxy or representative to us (or our agents or service providers), the shareholder has obtained the prior consent of such individual for the collection, use and disclosure by us (or our agents or service providers) of such personal data for the Purposes, and (iii) agrees that the shareholder will indemnify us in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder's breach of warranty.

By order of the Board of Directors,



Tay Hong Chin Regina
Company Secretary
Singapore
June 25, 2021

You should read the entire proxy statement carefully before you return your proxy card or otherwise submitting your proxy appointment through electronic communications in the manner set out in the accompanying proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual General Meeting of Shareholders to Be Held on August 4, 2021. This notice of the annual general meeting and the accompanying proxy statement and our annual report to shareholders are available on our website at *https://investors.flex.com/financials.*

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Table of Contents

Proxy Statement Summary	**12**
Sustainability	**18**
Corporate Governance	**24**
Board of Directors	24
Board Leadership Structure	24
Attendance and Meetings	24
Director Independence	25
Director Candidates	25
Board's Role in Risk Oversight	26
Board Evaluations	27
Succession Planning	27
Board Committees	27
Director Education	29
Stakeholder Engagement and Outreach	30
Corporate Governance Policies	31
Shareholder Communications with our Board of Directors	31
Fiscal Year 2021 Non-Management Directors' Compensation	**32**
Non-Employee Director Compensation Program	32
Fiscal Year 2021 Annual Compensation	33
Fiscal Year 2021 Equity Compensation	33
Compensation for the Non-Employee Chair of the Board	34
Director Share Ownership Guidelines	34
Director Summary Compensation in Fiscal Year 2021	34
Treatment of Unvested Restricted Share Unit Awards upon a Change of Control	35
Proposals to be Considered at the 2021 Annual General Meeting of Shareholders	**36**
Proposal No. 1: Re-election of Directors	**36**
Nominees to our Board of Directors	36
Qualifications of Nominees	37
Proposal No. 2:Re-Appointment of Independent Auditors for Fiscal Year 2022 and Authorization of our Board to Fix Their Remuneration	**43**
Principal Accountant Fees and Services	43
Audit Committee Pre-Approval Policy	43
Message from the Audit Committee	44
Audit Committee Report	44
Proposal No. 3:Non-Binding, Advisory Resolution on Executive Compensation	**46**
Message from the compensation and People Committee	46
Compensation and People Committee Report	46
Compensation Discussion and Analysis	**47**
Introduction	47
Executive Summary	47
Compensation Philosophy	53
Compensation-Setting Process and Decisions for Fiscal Year 2021	54
Fiscal Year 2021 Executive Compensation	57
Benefits	64
Compensation Arrangements for Mr. Lundstrom	66
Termination and Change of Control Arrangements	67
Executive Share Ownership Guidelines	69
Executive Incentive Compensation Recoupment Policy	69
Hedging and Pledging Policy	69

Compensation Risk Assessment	**70**
Executive Compensation	**71**
Summary Compensation Table	71
Grants of Plan-Based Awards in Fiscal Year 2021	73
Outstanding Equity Awards at 2021 Fiscal Year-End	74
Shares Vested in Fiscal Year 2021	75
Pension Benefits in Fiscal Year 2021	75
Nonqualified Deferred Compensation in Fiscal Year 2021	75
Nonqualified Deferred Compensation Table	76
Potential Payments Upon Termination or Change of Control	76
Potential Payments Upon Termination or Change of Control as of March 31, 2021	78
CEO Pay Ratio	81
Proposal No. 4: Ordinary Resolution to Authorize Ordinary Share Issuances	**82**
Proposal No. 5: Ordinary Resolution to Renew the Share Purchase Mandate	**83**
Limit on Allowed Purchases	83
Duration of Share Purchase Mandate	84
Manner of Purchases or Acquisitions of Ordinary Shares	84
Purchase Price	84
Treasury Shares	84
Sources of Funds	85
Status of Purchased or Acquired Ordinary Shares	85
Financial Effects	85
Rationale for the Share Purchase Mandate	86
Take-Over Implications	86
Information about our Executive Officers	**87**
Equity Compensation Plan Information	**88**
Security Ownership of Certain Beneficial Owners and Management	**89**
Certain Relationships and Related-Person Transactions	**91**
Review of Related-Person Transactions	91
Transactions with Related-Persons	91
Shareholder Proposals for the 2022 Annual General Meeting	**92**
Incorporation of Certain Documents by Reference	**92**
Singapore Statutory Financial Statements	**92**
Other Matters	**93**
Electronic Delivery of our Shareholder Communications	93
Information About the Meeting	93
Voting Rights and Solicitation of Proxies	93
Annex A: Reconciliation of GAAP to Non-GAAP Financial Measures Flex Ltd Reconciliation of GAAP to Non-GAAP Financial Measures	**A-1**

Notice & Proxy Statement

Annual Report

Shareholder Info

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the proxy statement carefully before voting. For more complete information regarding the Company's 2021 fiscal year performance, please review the Company's 2021 Annual Report. For additional information regarding voting rights and proxy solicitation, please see "Other Matters" on page 93.

Place:	**Time and Date:**	**Record Date:**
6201 America Center Drive, San Jose, CA 95002, U.S.A.	9:00 a.m., Pacific time August 4, 2021	June 9, 2021

Voting Matters at the Annual General Meeting

Proposal	Recommendation	Page Reference
1. **Re-election of directors**	⊘ **FOR** each nominee	36
2. **Re-appointment of Deloitte & Touche LLP**	⊘ **FOR**	43
3. **Advisory vote on executive compensation**	⊘ **FOR**	46
4. **General authorization to allot and issue ordinary shares**	⊘ **FOR**	82
5. **Authorization to repurchase ordinary shares**	⊘ **FOR**	83

How to Cast Your Vote

Each Ordinary Share is entitled to one vote for each director nominee and one vote for each of the other proposals. Your vote is important to us, and we encourage you to vote using one of these methods:

Vote in Person at the Meeting		If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, you must request a "legal proxy" from the nominee in order to vote at the meeting. You will find instructions on how to request a "legal proxy" at www.proxyvote.com.
Vote via Internet		**at www.proxyvote.com** Follow the instructions on your Notice. If you are a beneficial holder and hold your shares through a bank, broker, or other nominee, your nominee may not permit you to vote online.
Vote by Mail		Sign and return your proxy card. If you do not have a proxy card, you can request one by contacting us at: Flex Ltd. 6201 America Center Drive San Jose, California 95002 (408) 577-4632

Sustainability Highlights (pg. 18)

We strive to make a lasting positive impact for our employees, customers and shareholders and aim to follow social and environmental practices that make our partners and shareholders proud. Our efforts have been widely recognized, garnering awards for sustainability including being named one of the World's Most Admired Companies and inclusion in S&P Global's Sustainability Yearbook. Below are some highlights of our sustainability practices.

2030 Sustainability Goals	We established new sustainability goals through 2030 against a refreshed framework centered on our world, our people and our approach spanning several pillars.
Science Based Targets initiative	We joined the Science Based Targets initiative (SBTi), the global movement of leading companies working to reach the Paris Agreement's goal of limiting global temperature rise, setting ambitious goals, including a commitment to cut operational emissions in half by 2030.
Inclusion and Diversity	We re-committed to our mission to provide a safe environment with growth opportunities for our employees to prosper by establishing clear inclusion and diversity goals and investing in supporting initiatives. As of March 31, 2021, approximately 44% of our global workforce was female and 27% of our Board of Directors were female.
Flex Foundation	We partnered with nonprofit organizations, community leaders and governments to promote inclusive and sustainable economic growth, employment, and decent work for all through grants, corporate and employee donations, and volunteerism. In calendar year 2020, our Flex Foundation donated $1.5 million in grants to support COVID-19 relief efforts and associations that support ethnic and cultural minorities around the globe.

Corporate Governance Highlights (pg. 24)

Flex strives for excellence in corporate governance practices, which we recognize is fundamental to maintaining the trust of our shareholders, customers, and employees. Flex's management and Board of Directors, continually evaluate processes and implement procedures designed to maintain strong governance and operational standards. Below are some highlights of our corporate governance practices.

Diverse Directors	We purposefully elect directors with diverse backgrounds and skillsets to best oversee the management of Flex.
Refreshed Board	We continuously evaluate the composition of the Board. Five new directors have joined Flex in the past three years. Our average tenure is approximately five years.
Environmental, Social, Governance Oversight	We regularly assess our corporate governance structure to ensure comprehensive oversight of Flex's management, practices, and operations. This year we increased the number of ESG updates to the Board and its committees and supplemented the Board's areas of oversight to include human capital management and diversity strategy and initiatives.
Shareholder Outreach	We value the input and engagement of our shareholders. As part of our commitment to our shareholders, we maintain an annual outreach program with participation from management and directors. During fiscal year 2021, we proactively contacted twenty firms representing approximately 74% of our share voting power and members of management and our Board chair held discussions with holders of approximately 32% of our share voting power.

Notice & Proxy Statement

Annual Report

Shareholder Info

Board Nominees (pg. 36)



INDEPENDENCE AND DIVERSITY

Our N&CG committee continuously assesses our Board's composition for diversity of skills, thought, background, and experience.

———————— DIVERSITY ————————

3 of 11 are female

5 of 11 are ethnically diverse

———————— INDEPENDENCE ————————

10 of 11 are independent

The following table provides summary information about each nominee standing for re-election to the Board. All directors, excluding Ms. Advaithi, are independent.

Name	Principal Occupation	Committee Memberships	Director Since	Number of Additional Public Company Boards
Revathi Advaithi	CEO, Flex Ltd.	None	2019	1
Michael D. Capellas *Board Chair*	Principal, Capellas Strategic Partners	Nominating and Corporate Governance ☆	2014	2
John D. Harris II	Retired Vice President of Business Development, Raytheon Company	Compensation and People	2020	1
Michael E. Hurlston	President and Chief Executive Officer, Synaptics Incorporated	Audit	2020	2*
Jennifer Li	General Partner, Changcheng Investment Partners	Compensation and People	2018	1
Erin L. McSweeney	Executive Vice President, Chief of Staff to CEO, UnitedHealth Group Incorporated	Compensation and People ☆ Nominating and Corporate Governance	2020	0
Marc A. Onetto	Principal, Leadership from the Mind and the Heart LLC	Audit	2014	0
Willy C. Shih, Ph.D.	Professor of Management Practice in Business Administration, Harvard Business School	Compensation and People	2008	0
Charles K. Stevens, III	Retired Chief Financial Officer, General Motors	Audit ☆ 📰 Nominating and Corporate Governance	2018	3
Lay Koon Tan	Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.	Audit 📰	2012	0
William D. Watkins	Retired Chief Executive Officer, Imergy Power Systems, Inc.	Nominating and Corporate Governance	2009	2

☆ Chair

📰 Audit Committee Financial Expert

* On June 21, 2021, Ubiquiti Inc. filed an 8-K disclosing that on June 18, 2021, Mr. Hurlston notified Ubiquiti Inc. of his decision to resign from the Ubiquiti Inc. Board of Directors, effective as of August 3, 2021. As of August 4, 2021, the date of our 2021 annual general meeting of shareholders, Mr. Hurlston will only be on one additional public company board.

Notice & Proxy Statement

Annual Report

Shareholder Info

Executive Compensation Highlights (pg. 47)

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

One-Time COVID-19-Related Pay Actions

✓ **No merit increases to base salaries and temporary COVID-19-related reductions:** In order to address COVID-19-related uncertainty and preserve cash during the initial stage of the pandemic, NEO salaries were reduced for the first half of the fiscal year by 50% for the CEO and 30% for the other NEOs.

✓ **The bonus plan was eliminated for the first half of the fiscal year to address COVID-19-related uncertainty and preserve cash, with no offsetting increase in the second half.**

Annual, Regular Cycle Pay Actions

✓ **Base Salaries:** The only executive to receive an increase to his annualized salary was Mr. Hartung. This increase was designed to align his salary to market and to recognize the increased responsibilities associated with his promotion to the role of President, Agility.

✓ **Bonus payouts for the second half of the year were above target, but below target on a full-year basis:** We exceeded our financial goals in the second half of the year despite the challenges and uncertainty encountered in fiscal year 2021. Our CEO's fiscal year 2021 bonus paid out at 82.3% of target (164.6% based on second-half results). Bonuses for the other continuing NEOs paid out between 74.6% and 88.7% (149% and 177% based on second-half results).

✓ **Long-term incentive awards were held flat vs. prior year (with PSUs valued at face value),** with the exception of Mr. Hartung who received a higher grant than the prior year due to his promotion.

✓ **Performance share plan (TSR) payout = 0%:** No payouts were earned under the TSR PSUs for the three-year performance cycle ending in fiscal year 2021 (PSUs vesting in June 2020), as the threshold performance level was not achieved.

Business Summary

What We Do

Flex is the manufacturing partner of choice that helps a diverse customer base design and build products that improve the world. Through the collective strength of a global workforce and responsible, sustainable operations, Flex delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets.

We provide design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. We have established global scale through an extensive network of innovation labs, design centers, and manufacturing and services sites in the world's major consumer and enterprise products markets (Asia, the Americas, and Europe) in order to serve the supply chain needs of both multinational and regional companies. Our services provide customers with a competitive advantage by delivering leading-edge manufacturing technology, supply chain expertise, improved product quality, increased flexibility, faster time to market, and overall value. Our customers leverage our services to meet their requirements throughout the entire lifecycle of their products.

Flex offers solutions that span from initial design through ramp-up and volume manufacturing as well as through end of life and circularity offerings. This full range of capabilities provides our customers with expertise across the entire value chain. Technology innovation is at the center of our ability to deliver these end-to-end capabilities.

For fiscal year 2021, our reporting business segments were Flex Agility Solutions and Flex Reliability Solutions.

Flex Agility Solutions			Flex Reliability Solutions		
Communications, Enterprise, and Cloud, including data infrastructure, edge infrastructure and communications infrastructure	**Lifestyle,** including appliances, consumer packaging, floorcare, micro mobility and audio	**Consumer Devices,** including mobile and high velocity consumer devices	**Automotive,** including autonomous, connectivity, electrification, and smart technologies	**Health Solutions,** including medical devices, medical equipment and drug delivery	**Industrial,** including capital equipment, industrial devices, renewable including our Nextracker business, grid edge, and power systems

Flex Forward: Our Strategy

Over the past several years, Flex has been engaged in, and continues to execute on, a long-term strategy focused on operating with discipline through continuous portfolio evolution and driving higher value-added services that align with and service our customers' needs and requirements in order to drive operating and financial results. In particular, we are working to increase profit margins, capitalize on prior investments, manage our business mix, and return to strong free cash flow generation. The Company is focused on disciplined, sustainable execution on our core business processes as well as disciplined growth in areas that can drive margin improvement and provide value for the Company and our customers. We believe that our continued business transformation is strategically positioning us to take advantage of the long-term, future growth prospects for outsourcing of advanced manufacturing and design capabilities. This transformation is also enabling us to invest in developing our own products and processes that make us a stronger partner to our customers.

Fiscal Year 2021 Highlights

Performance and Company Highlights for Fiscal Year 2021

During fiscal year 2021, we achieved overall positive results on several fronts. Key financial highlights from the fiscal year include:



Note: See Annex A to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

Who We Are

As part of our strategic planning and culture initiative process that started in 2019, we updated our vision and mission statements to align to our strategy and to reflect our aspirations for our major stakeholders. We also developed a purpose statement that is intended to provide clarity and a framework for why Flex exists and what kind of company we want to be. Culture underlies our stakeholder experience. Our values are intended to reflect and guide our behaviors and shape our culture. We endeavor for our value-driven culture to align us as we pursue our purpose, uphold our mission, live our values, advance toward our vision, and activate our strategy.

In support of cultivating an inclusive, high-performing culture, we recently introduced four specific behaviors that support our values and continued progress on our Flex Forward strategy. These behaviors, called our Ways of Working, bring our values to life through actions and are intended to provide a framework for how we make decisions. The purpose of these behaviors is to enable us to put our culture into practice and provide an accountability system through training and development as well as performance management systems to ensure our desired behaviors become a part of our everyday working norms.

Vision

Our direction

Our vision is to become the world's most trusted global technology, supply chain and manufacturing solutions partner.

Purpose

Our reason for being

Our purpose as a company, why we exist, is to make great products for our customers that create value and improve people's lives.

Mission

Our approach

Our mission has five elements:
1. Provide a safe environment with growth opportunities for our employees to prosper.
2. Leverage our global supply chain know-how to minimize risk and complexity for our customers.
3. Use our manufacturing expertise to make products that contribute positively to the world.
4. Steward sustainable manufacturing and operations practices to minimize environmental impact.
5. Deliver consistent results and increased value to our shareholders.

Values

Our philosophy

How we live our values define our culture:
- We support each other as we strive to find a better way.
- We move fast with discipline and purpose.
- We do the right thing always.

Ways of Working

Our behaviors

We bring our values to life through four actions:
1. Respect and Value Others.
2. Collaborate and Share Openly.
3. Learn and Adapt.
4. Honor Commitments.

Sustainability

Flex's purpose is to make great products for our customers that create value and improve people's lives. Sustainability is at the core of our purpose and is embedded in our culture. We work to have a lasting positive impact in the form of value for our employees, customers and investors and we aim for the social and environmental change that makes our stakeholders proud. We seek to address material issues, risks, and opportunities by conforming to internal and external standards and thoughtfully executing our social and environmental management system, programs, and initiatives.

We strive for social and environmental betterment through our robust management systems. Our sustainability system, which is modeled largely on the Responsible Business Alliance (RBA) requirements, consolidates several management systems into one, and incorporates current environmental, labor, human rights, health, safety, and ethics standards. As a founding member of the RBA, Flex is committed to modelling its requirements.

In partnership with our customers and suppliers, we are committed to significantly lowering emissions through science-based targets, investing in our communities, advancing a safe, inclusive, and respectful work environment for all, and driving environmental, social and governance (ESG) focused practices with transparency.

Sustainability Governance and Strategy

 *We maintain management and board-level oversight procedures because ESG remains a priority for Flex.*

Given our commitment to sustainability, we recognize the importance of a strong foundation of sustainability governance. Our Board of Directors engages in an annual review of Flex's sustainability program including our ESG efforts and participates in an annual ESG director education session. Our Nominating and Governance Committee oversees Flex's sustainability risks and remediation efforts, including the Company's corporate responsibility and sustainability policies and programs with respect to human rights, climate change, and social and environmental risks.

Our executive management team receives regular sustainability updates. In addition, we have a Corporate Sustainability Leadership Committee, a multidisciplinary group composed of global leaders throughout the Company who represent the key functional areas with responsibility for sustainability efforts, including operations, human resources, supply chain, regulatory compliance, account management, and communications. This committee meets quarterly to share information with people across various teams within Flex who are directly responsible for implementing and managing sustainability initiatives.

We endeavor to align our efforts with global sustainability organizations and initiatives, including the United Nations Global Compact, that contribute to broader calls to action and collective progress toward a healthier future. This year we joined the Science Based Targets initiative, and in connection with joining such initiative, we have adopted greenhouse gas emissions reduction targets necessary to meet the Paris Agreement goals, including limiting global warming to 1.5°C above preindustrial levels.

2030 Sustainability Goals



OUR WORLD
Environment
Community
OUR PEOPLE
Health & safety
Inclusion & diversity
Labor practices
OUR APPROACH
Suppliers
Ethics
Customers
Governance
ALIGN WITH UN SDGS
United Nations Sustainable Development Goals (UN SDGs) Alignment
3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
13 CLIMATE ACTION

In fiscal year 2021, continuing our purpose-driven journey, we developed our next set of long-term sustainability goals that focus on key areas where we can make a measurable, direct, and positive impact. We've set new sustainability goals through 2030 against a refreshed framework centered on our world, our people and our approach spanning several pillars.

In partnership with our customers and suppliers, we are committed to:

- Significantly lowering emissions through science-based targets;
- Investing in our communities;
- Advancing a safe, inclusive and respectful work environment for all; and
- Driving ESG-centric practices with transparency in our communities.

Notable 2030 goals include:

- We commit to reduce absolute scope 1 and 2 GHG emissions 50% by 2030 from a 2019 base year.
- We commit to reduce total health and safety case incident rate (TCIR) to below 0.2 by 2030.
- We commit that 50% of our 'Preferred Suppliers' will set their own GHG emissions reduction targets by 2025 and 100% by 2030.

Sustainability and Our People



We embrace and encourage our employees' differences.

Our approximately 160,000 global employees are at the core of who we are and what we do. We believe that our performance is driven by our workforce. As a result, we consistently review and refine our human capital management programs, policies, and procedures to ensure that they attract, select, develop, engage and retain strong, diverse talent. Our policies, philosophy and strategies support the inclusion of all people in our working environment. Further, we're committed to respecting the human rights of our employees and improving their quality of life.

Human Capital Management Governance

Because our employees are central to our success as a business, the Board plays an active role in overseeing our human capital management efforts. The Compensation and People Committee of our Board of Directors is responsible for assisting the Board in discharging this oversight duty and continues to work closely with the executive management team in helping to shape our newly defined culture and focus efforts on developing formal human capital management and talent development initiatives to better support our workforce as the Company continues to evolve.

The Compensation and People Committee oversight activities in this area include, among other aspects, receiving periodic updates (not less than twice annually) regarding, and overseeing any significant change to, our human capital management strategy including corporate culture, inclusion, pay and opportunity equity, diversity, social initiatives and results, and talent training, development and retention programs. Additionally, the Compensation and People Committee reviews the performance of and succession planning for our CEO and executive officers.

Workplace Culture and Talent Management

Recognizing the importance of a healthy workplace culture, we launched a culture initiative in 2019 designed to define and communicate who we are and who we want to be as a company. This process resulted in the promulgation of our vision, purpose, mission, values, and ways of working. We developed and continue to execute on programs to embed our culture into our daily actions including employee engagement through surveys and round table discussions with our executive leadership; virtual development and volunteer programs; and recognition programs.

Inclusion & Diversity

A key aspect of our corporate mission is to provide a safe environment with growth opportunities for our employees to prosper. One way we pursue this goal is by prioritizing inclusion and diversity. We recognize the value of our human capital as an asset to our business. We also recognize that the sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that our employees invest in their work represents a significant part of our culture, enhances our reputation and contributes to our success. We embrace and encourage our employees' differences, and nurture a sense of collective pride and belonging. We strive to ensure that all Flex employees are empowered to do their best and advance in their careers.

We are proud of the success we have had in making Flex a more inclusive and diverse workplace. Looking forward, we plan to execute on our commitment to inclusion and diversity by establishing, publishing, and working towards corporate goals including:

- Increasing female representation globally at the director level and above;
- Increasing racial and ethnic diversity in the United States at the director level and above so our leadership will reflect our organization and the communities in which we operate;
- Holding leadership accountable for inclusion and diversity outcomes; and
- Achieving parity in pay in the U.S. by 2022.

Talent attraction, development, and retention

Talent attraction, development, and retention are critical to our success and core to our mission as a company. To support the advancement of our employees, we provide training and development programs and opportunities encouraging advancement from within while we continue to fill our team with strong and experienced external talent. We leverage both formal and informal programs, including in-person (as health and safety practices and policies allow), virtual, social and self-directed learning, mentoring, coaching, and external development to identify, foster, and retain top talent. Employees have access to courses through our learning and development platform, Flex Learn. In 2020, 31,996 of our employees completed 397,408 hours of training programs. Flex has undertaken initiatives to keep employees who are working from home engaged during COVID-19, including virtual learning programs and check-in sessions.

We are also focused on completing talent and performance reviews. Our in-depth talent reviews serve to identify high potential talent to advance in roles with greater responsibility, assess learning and development needs, and establish and refresh succession plans for critical leadership roles across the enterprise. Our performance review process promotes transparent communication of team member performance, which we believe is a key factor in our success. The performance and the talent reviews enable ongoing assessments, reviews, and mentoring to identify career development and learning opportunities for our employees.

As a part of our efforts to improve employee experiences at Flex, we conduct the annual enterprise-wide employee engagement Flex Voice survey. Our leadership uses the results of the survey to continue developing our strengths and measure opportunities for improvement. This year 94% of employees completed the Flex Voice survey and the results reflected increased enthusiasm and engagement.

Notice & Proxy Statement

Annual Report

Shareholder Info

COVID-19 and Employee Health & Safety

Flex is committed to providing a safe and injury-free workplace. We promote a "zero-injury" culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. In calendar year 2020, we decreased our incident rate by 21% compared to 2019. Furthermore, as a part of our 2030 Sustainability Goals, we have committed to reducing total case incident rate to below 0.2 by 2030 and to certifying all manufacturing operations with 'RBA factory of choice' by 2025.

We provide programs and tools aimed at improving physical, mental, financial, and social well-being, with increased focus during the COVID-19 pandemic. Our programs give our employees access to a variety of innovative, flexible, and convenient health and wellness programs, including on-site health centers in some of our major factories, which were increasingly critical this year for our essential workers who have worked on site since the start of the COVID-19 pandemic.

The COVID-19 pandemic is felt by every citizen, country, community, and company. At Flex, our first priority is ensuring the health and safety of our employees, suppliers and business partners, while supporting essential manufacturing for infrastructure services and critical healthcare products to aid in the global response to the pandemic.

We took several actions in response to the COVID-19 pandemic:

- On a company-wide basis, we deployed the contingency and resiliency plans that are encompassed in our business continuity programs.

- Our leadership teams initiated enhanced health and safety measures across all facilities, as our foremost focus has been the health and safety of our employees.

- We modified practices at our manufacturing locations and offices to require personal protective equipment, sanitization measures, temperature checks, and social distancing well before these measures were mandated.

As one of the world's largest medical device manufacturers, we recognized that we had a responsibility to do our part to join the fight against this disease. With many of the products we make for our healthcare customers related to critical care becoming scarce, we ramped up our efforts to expand delivery of critical products, including ventilators, personal protective equipment, oxygen concentrators, patient monitors, infusion pumps, and ICU beds. At the heart of this extraordinary effort are the tens of thousands of Flex workers in our factories who continue to work around the clock to live up to our purpose.

Over **$1.1M** donated	Over **22,000,000 masks** donated

2020 Sustainability Impact

During the 2020 calendar year, we continued our focus on ESG activities as highlighted below.

Our World: Environmental and Community Achievements

- We achieved a 13% reduction in global gross Scope 1 and 2 emissions compared to 2019, exceeding our CO2 emission reduction goal by at least 10%, normalized for revenue.
- We decreased our water consumption by 17% year-over-year, exceeding our goal.
- We celebrated Earth Day with an at-home challenge. From 30 sites around the world, participating employees shared hundreds of examples of how they support a more sustainable future at-home.
- We completed 544 community activities, despite the challenges of COVID-19.
- 6,900 of our volunteers gave over 42,000 hours back to their local communities.
- 91.5% of our sites implemented community activities throughout 2020.
- In 2020, we donated masks to our communities, targeting local schools and smaller non-profits.

Our People: Employee, Health and Safety, and Inclusion and Diversity Achievements

- We re-committed ourselves to fostering a safe, ethical, and inclusive work environment for all employees.
- We engaged our employees and received their feedback through coffee talks and town halls, lunch and learn sessions, management workshops, leadership skills trainings, recognition programs and annual surveys, and continue to undertake such employee engagement.
- In 2020, more than 5,000 employees benefitted from our Employee Scholarship Program, more than twice as many as in 2019.
- We ensure all of our sites have a health and safety management system, which we verify through audits performed by the corporate team. Additionally, all sites are also required to convene committees to address safety issues and concerns and we undertake targeted respect and dignity audits of high-risk sites.
- We decreased our health and safetly incident rate by 21%, compared to 2019.
- We participate in RBA Task Forces on the UN Guiding Principles, Trafficking and Forced Labor, Transparency, and Environmental Compliance, which set guidelines for the working hours and conditions for employees.
- As of March 31, 2021, 44% of our global workforce and 27% of our Board of Directors were female.
- 24,000 employees across 56 sites participated in our People with Diversabilities Awareness Week, up by 5,000 from 2019.
- We launched our cross-functional Global Inclusion Counsel, led by our CEO, of 12 members that represent diverse viewpoints.
- In partnership with McKinsey, we offered leadership development opportunities through their Management Accelerator and Executive Leadership Program to 56 Black employees.
- We enhanced SheLeads, our leadership development program for women employees.
- We launched the Inclusive Leadership Experience for U.S. people managers, which focused on leading with inclusion through unconscious bias training. In 2020, 97% of our U.S. managers undertook such training, and in 2021, we plan to expand this training outside the U.S.
- We partnered with organizations such as the Business Roundtable, The Valuable 500, and INROADS to amplify our impact in recruiting and retaining diverse talent.
- We invested in seven employee resource groups designed to help to create a sense of belonging and support retention and attraction. These groups have steadily grown in membership and also held cultural awareness activities throughout the past year. Our employee resource groups include Asian Pacific Flex Network, Black Flex Network, LantinX, People with DiversAbilities, Women in Flex, Women in Tech, and Veterans at Flex.

Our Approach: Ethics, Supply Chain, Governance, and Partner Achievements

- 99% of our employees completed the annual Code of Business Conduct and Ethics ("CoBCE") online training.
- We continued to prioritize remedying hotline reports, addressing a variety of issues through guidance, review and/or investigation.
- Participation in our supplier due diligence assessment increased by 26% compared to the previous year, totaling 2,226 completed social and environmental assessments.
- We screened 100% of our new global suppliers using social and environmental criteria.
- We have trained and certified 58 social and environmental supplier auditors internally, up nearly 12% from 2019.
- In response to the COVID-19 global pandemic, our Board mobilized quickly, working closely with the Brand Protection and Security team to transition to a mobile workforce, manufacture and distribute personal protective equipment, and respond to the unique challenge of being a global company navigating fast-evolving regulation worldwide.
- We started a strong partnership with our customers and suppliers to reduce Greenhouse Emissions ("GHG") through their own emissions reduction targets.

Sustainability Partnerships and Recognition

In addition to being a founding member of the RBA, we are also a member of the Responsible Minerals Initiative, Global Business Initiative on Human Rights, GRI Community, the Business for Social Responsibility Network, the Globally Promoting Responsible Waste Stewardship, the Business Ethics Leadership Alliance by Ethisphere Company, the UN Global Compact Network, the Silicon Valley Leadership Group, the Boston College Center for Corporate Citizenship, the Ellen MacArthur Foundation, and the Supplier Ethical Data Exchange. Additionally, Flex has signed the WBCSD Pledge for Access to Safe Water, Sanitation, and Hygiene at the Workplace. Finally, our CEO, who is a member of the Business Roundtable ("BRT"), signed the new BRT Statement on the Purpose of a Corporation, which declares that corporations have a role beyond meeting investors' financial expectations.

Our commitment to sustainability has earned us positive feedback from shareholders and recognition from some of the most prestigious sustainability ratings agencies.



Flex Sustainability Rankings 2020

- In February 2021, Flex was named one of the World's Most Admired Companies by FORTUNE magazine based on nine criteria including social responsibility
- Flex received an A- in CDP Climate Change for a second consecutive year and a historic A in Water Security
- Flex obtained EcoVadis' "Platinum Recognition Level" ESG rating
- Flex received Negligible Risk (8.6) score from Sustainalytics
- Flex was again awarded ISS' Prime status for Corporate ESG performance
- For the 5th consecutive year, Flex is a constituent of Financial Times Stock Exchange-Russell Group's FTSE4Good Index, receiving a score of 4.1 out of 5
- Flex again qualified for inclusion in S&P Global's Sustainability Yearbook

Further information regarding our sustainability program and achievements, including demographic data, can be found in our annual sustainability reports at flex.com/about/sustainability. The information on our website and in the sustainability report is not a part of this Proxy Statement and is not incorporated by reference.

Corporate Governance

We are proud of Flex's legacy of corporate governance throughout the past 50+ years. We continually build on that legacy with ethical business oversight, robust risk management, and pay-for-performance compensation programs in order to ensure accountability to our shareholders, customers, employees, and communities.

Board of Directors

Our Board of Directors oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management, and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer. We strive to maintain optimal board composition to ensure diverse, insightful and dedicated oversight of our vision, purpose, and mission.

Board Leadership Structure

Our Board of Directors believes the most effective leadership structure for Flex at the present time is for the roles of CEO and Chair of the Board to be separated, and for the Chair of the Board to be an independent director. Flex has separated the roles of Chair and CEO since 2003. Our Board of Directors believes that having an independent Chair ensures a greater role for the independent directors in the oversight of the Company, and also provides the continuity of leadership necessary for the Board to fulfill its responsibilities. The Board retains the authority to modify this leadership structure as appropriate to best address the Company's needs at any given time and to serve the best interests of our shareholders, customers, and employees.

Ms. Advaithi has served as our Chief Executive Officer and a member of our Board of Directors since February 11, 2019. The Board appointed Mr. Capellas, an independent director, as Chair of the Board in 2017. The following chart demonstrates how the Company has separated these two leadership roles.



Michael D. Capellas
Board Chair

- Oversees CEO succession
- Oversees the board evaluation process
- Calls meetings of the Board and independent directors
- Provides management with feedback regarding the information that is necessary for the independent directors to effectively and responsibly perform their duties
- Acts as a liaison between the independent directors and the CEO on sensitive/critical issues



Revathi Advaithi
Chief Executive Officer

- Sets strategic direction for the Company
- Provides day-to-day leadership over Company operations
- Focuses on execution of business strategy, growth and development
- Sets the tone-at-the-top for company culture
- Develops and oversees enterprise-wide initiatives

Attendance and Meetings

Each of our directors is committed to providing prudent oversight of our business through regularly scheduled meetings, special meetings, ad hoc conversations, and time spent with management. In fiscal year 2021, our Board of Directors held a total of 10 meetings, and our committees held a collective total of 29 meetings. We have a rigorous attendance tracking program and recorded an average attendance rate of 99% (with every director attending over 75% of the Board and applicable committee meetings held during their period of service in fiscal 2021).

All directors are encouraged to attend the annual general meeting, but attendance is not required. Every director who was on the Board at the time attended the Company's 2020 annual general meeting.

Our non-employee directors meet at regularly scheduled executive sessions without management participation. During fiscal year 2021, our non-employee directors met in executive session 9 times.

Director Independence

As required by the listing standards of The Nasdaq Stock Market LLC ("Nasdaq"), a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Flex's director independence guidelines incorporate the definition of "independence" adopted by Nasdaq. Using these guidelines, our Board has determined that each of the Company's directors, other than Ms. Advaithi, is independent. Ms. Jill Greenthal was determined to be independent during the period that she served as a director. This means that the directors designated as "independent" do not have any business or family relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director or has any otherwise disqualifying relationship.

In making the independence determinations, the Board and the Nominating and Corporate Governance Committee considered certain transactions, relationships, and arrangements involving some of the directors and concluded that such transactions, relationships, and arrangements did not impair the independence of the director. In particular, the following relationships were considered:

Mr. Hurlston is the Chief Executive Officer of Synaptics Incorporated ("Synaptics"). Flex has purchased or sold goods and services from Synaptics on an arms'-length basis in the ordinary course of its business during fiscal year 2021. The amount that Flex paid to Synaptics, and the amount received in each fiscal year by Flex from Synaptics, did not exceed the greater of $1 million or 2% of Flex's consolidated gross revenues.

Messrs. Capellas, Harris, Stevens, and, Watkins, and Ms. Li, are non-employee directors of other companies with respect to which Flex purchased or sold goods and services on an arms'-length basis in the ordinary course of its business during fiscal year 2021, including of ABB Ltd., Avaya Holdings Corp., Cisco Systems, Inc., Eastman Chemical Company, Masco Corporation, Maxim Integrated Products, Inc., Synaptics Incorporated, and Tenneco Inc.

Director Candidates

Our Nominating and Corporate Governance Committee strives to achieve a balance and diversity of knowledge, experience, and capabilities on our Board and to ensure that our Board has the benefit of a variety of skills derived from our directors' business and professional experience. To that end, the Nominating and Corporate Governance Committee engages in Board succession planning by assessing the need to adjust the size of the Board or supplement the Board's expertise in a substantive area, and by determining whether prospective nominees have relevant skills and experience. For more information on specific qualities and skills we look for in potential directors, see Proposal 1, which begins on page 36.

As part of its continuous review of our Board composition, the Nominating and Corporate Governance Committee decided that our Board would benefit from a broader array of perspectives and skills and engaged a third-party search firm to assist it in identifying and assessing potential director candidates. In September 2020, the Board appointed a new independent director, Mr. Michael Hurlston. Mr. Hurlston brings a wealth of business and technology leadership experience, to the Board of Directors. Furthermore, in November 2020, the Board appointed a new independent director, Mr. John D. Harris II. Mr. Harris provides extensive sales and marketing expertise, along with a familiarity with the manufacturing and technology industries, to the Board of Directors. Both Messrs. Hurlston and Harris were identified as potential candidates by the third-party search firm.

The 2020 additions of Messrs. Hurlston and Harris further enhance the diversity of background and expertise of the Board of Directors, which will aid the Company as we continue to execute on our strategy and solidify our culture. These additions to the Board underpin our commitment to fostering a diverse and inclusive workplace and inviting fresh perspectives to support and oversee management in its day-to-day operations, while maintaining a balance between the institutional wisdom and experience of long-serving directors and the agility and novel viewpoints of newer directors. Messrs. Hurlston and Harris are being nominated by the Board of Directors for re-election by our shareholders at our 2021 annual general meeting.

The Nominating and Corporate Governance Committee generally recruits, evaluates, and recommends nominees for our Board based upon recommendations from our directors and management. From time to time, we retain a third-party search firm to help identify potential candidates. The Nominating and Corporate Governance Committee will consider recommendations submitted by shareholders and will evaluate such prospective nominees using the same standards that are applicable for all Board candidates. Shareholders can recommend qualified candidates for our Board by contacting our corporate secretary at Flex Ltd., No. 2 Changi South Lane, Singapore 486123. Submissions for individuals who meet the criteria outlined above will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. Shareholder recommendations for our 2022 annual general meeting should be made before February 25, 2022 to ensure adequate time for meaningful consideration. We did not receive any such recommendations from our shareholders for the 2021 annual general meeting.

Board's Role in Risk Oversight

Flex's enterprise risk management process is designed to identify risks that could affect our ability to achieve business goals and strategies, to assess the likelihood and potential impact of significant risks to the Company's business, and to prioritize risk control and mitigation.

Our Board of Directors' role in risk oversight involves both the full Board of Directors and each of its committees. The Board as a group is regularly updated on specific risks in the course of its review of corporate strategy and business plans and as part of reports to the Board by its standing committees. The Board believes that Flex's leadership structure, with an independent Chair, supports the Board's risk oversight function by ensuring a strong role for the independent directors.



Board of Directors

Oversees management's systems for identifying and mitigating risks

Audit Committee

- ⊘ Reviews the Company's policies and practices with respect to risk assessment and risk management.
- ⊘ Discusses with management the Company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures.
- ⊘ Oversees major financial risk exposures as well as major capital structure, operational, compliance, reputational, cybersecurity, and strategic risks, including steps to monitor, manage, and mitigate those risks.

Nominating and Corporate Governance Committee

- ⊘ Oversees corporate governance policies and procedures.
- ⊘ Regularly reviews Flex's sustainability program including the application of social and environmental policies and procedures. Assesses and oversees ESG risks, including corporate governance and climate change risks.
- ⊘ Continuously assesses the capabilities and independence of the Board to ensure optimal composition.

Compensation and People Committee

- ⊘ Oversees executive compensation, administration of our equity compensation plans, CEO succession planning and employee compensation structure.
- ⊘ Monitors and oversees significant changes to our human capital management strategy including corporate culture, inclusion, pay and opportunity equity, diversity, and social initiatives and results, and talent attraction, training, development, and retention programs and results.
- ⊘ Regularly reviews our compensation practices with a view to assessing associated risks. See "Compensation Risk Assessment."

Management

Our Chief Financial Officer, our Chief Accounting Officer, our General Counsel, and our Chief Ethics and Compliance Officer regularly report on the Company's risk management policies and practices to relevant Board committees and to the full Board.

Flex has a resiliency framework that includes crisis management, information technology, disaster recovery and business continuity planning. Combined, these programs form a readiness umbrella for crisis situations designed to meet the needs of our Company. Every crisis is situational, and the framework we have adopted is adaptable. For example, to address the multifaceted implications of COVID-19, Flex has assembled a worldwide crisis management team of senior leadership, which gives us both a centralized view of the global impact of COVID-19 and a single point of strategic orchestration. Additionally, we organized several global specialized teams to focus on specific areas. Regionally, we activated seven crisis management teams, chaired by regional leaders to guide the response to COVID-19 in specified geographies for all Flex sites and operations. Finally, every major Flex site has a local crisis management team to execute actions and measures.

Our Board of Directors is regularly informed by our resiliency advisory, crisis management, and executive leadership teams and remains actively engaged in identifying, monitoring, and mitigating the risks to Flex's stakeholders that arise from time to time. The Board continues to focus on overseeing and managing risks associated with the COVID-19 pandemic, including financial, cybersecurity and employee health and safety risks. As the world continues to address the ongoing global pandemic and recover in certain areas, the Board continues to meet regularly and work closely with our management teams to review information, assess potential issues, and oversee the development and implementation of strategies to effectively navigate this ongoing global pandemic.

Board Evaluations

Self-evaluations are a critical component of a well-functioning Board and an annual undertaking at Flex. Each year, our Nominating and Corporate Governance Committee determines the substance and structure of the evaluation for the Board, the Board committees, and each individual director based on prevailing corporate governance practices.



Plan Evaluations

- The Nominating and Corporate Governance Committee determines the substance and structure of the evaluation for the Board, the Board committees, and each individual director based on considerations of recent corporate governance best practices.

Conduct Evaluations

- In fiscal year 2021, Board, committee and individual evaluations were conducted through one-on-one interviews with our board and committee chairs, as appropriate.
- Topics addressed in the evaluation process included Board structure, organization and leadership; policies and processes; meeting content and participation; and Board, committee, and individual performance.

Review and Implement Feedback

- The Board discussed openly the feedback and results of these evaluations during Board and committee meetings, including in executive sessions, as well as with individual directors.

Succession Planning

On at least an annual basis, the Board, with the assistance of the Compensation and People Committee, reviews and assesses succession plans for the Chief Executive Officer position and for other executive officers in order to ensure that Flex continues to have the talent we need to successfully develop and execute our strategy and conduct our business. This review includes a broader discussion about developing and retaining executive talent. Directors become familiar with potential successors for key executive positions through various means, including regular organization and talent reviews, presentations to the Board, and formal and informal meetings.

Board Committees

Our Board has delegated oversight responsibility for certain risks and operations to its three standing committees: Audit, Compensation and People, and Nominating and Corporate Governance. The directors who serve on each committee have in-depth and relevant experience, knowledge and expertise. In addition, all three standing committees are composed entirely of independent directors, including, for the Audit and Compensation and People Committees, directors who meet the heightened independence requirements prescribed by the Securities and Exchange Commission ("SEC") and Nasdaq for members of such committees. Our Board has adopted, and annually reviews, a charter for each standing committee. All three charters are available on our website under "Investor Relations—Corporate Governance." All committees regularly meet in executive session without members of management present.

Audit Committee

Members:
- Charles K. Stevens, III (Ind) ☆
- Michael E. Hurlston (Ind)
- Marc A. Onetto (Ind)
- Lay Koon Tan (Ind)
- ☆ Chair

Meetings during fiscal 2021: **10**

Average attendance during fiscal 2021: **97%**

 *Each director on our Audit Committee is financially literate and our Board has determined that Messrs. Stevens and Tan qualify as "audit committee financial experts" as defined in SEC rules.*

Purpose:

To assist the Board in overseeing Flex's financial statements, accounting and financial reporting processes and systems of internal control, independent auditors, capital structure and financial risk, cybersecurity, and compliance with legal and regulatory requirements.

Key Responsibilities:
- **Facilitate Communication:** Coordinate and facilitate communication regarding our financial statements and accounting and financial reporting processes and systems of internal control among our independent auditors, our financial and senior management and our Board.
- **Auditor Appointment & Pre-Approval of Audit Services:** Select, appoint and determine the compensation of our independent auditors.
- **Enterprise Risk Management:** Regularly review and guide management's identification, monitoring, and mitigation of risk.
- **Cybersecurity:** Regularly review our cybersecurity programs and policies and oversee other risks relating to the Company's information controls and security.

Compensation and People Committee

Members:
- Erin L. McSweeney (Ind) ☆
- John D. Harris II (Ind)
- Jennifer Li (Ind)
- Willy C. Shih, Ph.D. (Ind)
- ☆ Chair

Meetings during fiscal 2021: **12**

Average attendance during fiscal 2021: **97%**

Purpose:

To assist the Board in overseeing Flex's compensation and succession of executive officers, administer equity plans, and direct our global human capital management strategy.

Key Responsibilities:
- **NEO Compensation:** Determine the compensation of the Company's Chief Executive Officer and the other NEOs.
- **CEO Succession:** Assist the Board of Directors in succession planning for our CEO and other executive officers.
- **Equity Compensation:** Administer our equity compensation plans, including the granting of our incentive, equity-based compensation awards.
- **Human Capital Management Strategy:** Oversee the Company's global human capital management strategy, including corporate culture, inclusion and diversity initiatives, and high-level talent attraction, retention, and training programs.

Delegation of Authority

When appropriate, our Compensation and People Committee may form and delegate authority to subcommittees. In addition, the Compensation and People Committee may delegate to our Chief Executive Officer its authority to grant equity awards to employees who are not directors, executive officers, or other senior level employees who report directly to the Chief Executive Officer.

Compensation and People Committee Interlocks and Insider Participation

No member of the Compensation and People Committee has ever served as an officer of Flex. None of our directors has an interlocking or other relationship with another board or compensation committee that would require disclosure under Item 407(e)(4) of SEC Regulation S-K.

Nominating and Corporate Governance Committee

Members:
- Michael Capellas (Ind) ☆
- Erin L. McSweeney (Ind)
- Charles K. Stevens, III (Ind)
- William D. Watkins (Ind)
- ☆ Chair

Meetings during fiscal 2021: **7**

Average attendance during fiscal 2021: **100%**

Purpose:

To assist the Board in overseeing Flex's board composition, shareholder communications, and environmental, social, and corporate governance policies and procedures.

Key Responsibilities:
- **Board Performance and Composition:** Regularly review the composition and performance of the Board and its committees and make recommendations to the Board regarding Board and committee membership.
- **Director Nominations:** Recruit, evaluate, and recommend to the Board, individuals for appointment or election to serve as directors.
- **Environmental, Social, and Corporate Governance Policies:** Shape and oversee our corporate governance, including the Company's environmental, social, and corporate governance policies and procedures. Review and enhance on an ongoing basis our corporate governance policies, principles, and practices.
- **Shareholder Communications:** Oversee Board communications with shareholders.

Director Education

Flex is a complex company operating in an ever-changing, multi-national geopolitical landscape. To ensure our directors stay abreast of the new and changing risks we face, we maintain a robust continuing director education program.

The key objectives of our program are to:

- ✓ Keep directors current on leading and next-level boardroom practices
- ✓ Ensure decisions and judgments are based on sound interpretations of the current and expected future environment
- ✓ Guarantee that directors understand emerging issues so they can engage management in knowledge-based discussions about associated opportunities, risks, and challenges
- ✓ Strengthen any weaknesses of individual board members
- ✓ Update directors' knowledge about corporate governance issues, compliance matters and industry trends

Each year, the Nominating and Corporate Governance Committee designs the structure and substance of the annual director continuing education program.

In fiscal year 2021, our director education program was conducted utilizing briefings prepared by internal experts and education sessions conducted by external experts.

The director education topics included:

- ✓ Corporate governance trends
- ✓ Inclusion and diversity oversight and evolving best practices

We also encourage our directors to participate in appropriate educational programs offered by organizations outside of the Company, such as shareholder advisory firms, accounting firms, corporate governance trade organizations, law firms, and universities, to assist our directors in maintaining their expertise in areas related to the work of the Board and the directors' committee assignments. The Company reimburses directors for all reasonable fees and expenses associated with attending such programs, up to $10,000 per director in any fiscal year.

Stakeholder Engagement and Outreach

Our Board and management team engage on a year-round basis with a range of stakeholders, including not only our shareholders, but also our dedicated workforce, trusted vendors, and global customers. As part of Flex's dedication to having a positive impact on all of our stakeholders the Company has designed an engagement program that offers ongoing opportunities to provide feedback and influence Flex's corporate activity and sustainable growth.

Year-Round Shareholder Engagement

The Company's Board of Directors and management team understand that engagement benefits our shareholders and the Company equally. Because ongoing shareholder engagement is a priority, we maintain a robust engagement program throughout the year, as shown below.



Year-Round

One-on-one shareholder engagement

First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
• Publish annual report and proxy statement, discussing Board and Company activities • Engage with shareholders and seek feedback on matters presented for their votes at our annual general meeting	• Hold annual general meeting of shareholders and engage directly with any shareholders who attend the Company's annual general meeting • Assess the results of the proposals presented to shareholders at the annual general meeting	• Following the annual general meeting, the Board and management discuss the results from the annual general meeting and any other feedback received from shareholders and determine if any follow-up steps or actions should be taken • Determine topics and schedule for shareholder engagement	• Engage with shareholders on topics such as executive compensation in order to understand shareholders' current perspectives on our practices • Engage with all stakeholders on the Company's sustainability, including environmental, social, and governance, practices • Attend and participate in investor and other events to stay on top of emerging trends or concerns and maintain a connection with our investors • Consider shareholder feedback regarding corporate governance practices and executive compensation

2021 Shareholder Engagement Highlights

Over the past twelve months, in addition to the other shareholder engagement activities described above, our Chair of the Board, Michael Capellas, along with certain members of our executive leadership, proactively reached out to shareholders to solicit feedback about our business, corporate governance, and executive compensation programs in one-on-one sessions.



Our outreach included our top 20 investors as of March 31, 2021 representing:

74% of our share voting power

We met with 7 firms to discuss ESG matters representing:

32% of our share voting power

13 firms either confirmed that they had no concerns to discuss or did not respond representing:

42% of our share voting power

During these meetings, we listened to our shareholders provide feedback on our environmental, social, and governance programs, policies, and procedures, as well as additional considerations. Mr. Capellas played an integral role in conducting these meetings and shared the feedback with our Board of Directors.

Shareholder Outreach Focus Areas	Feedback and Response
Corporate governance highlights: • Board structure and refreshment • Diversity on the Board • Sustainability and ESG • Human capital management initiatives • Global Response to COVID-19	We received positive feedback from our shareholders regarding our corporate governance program and enhancements made – including our director recruiting efforts, the strength of our diverse and skilled Board and our sustainability program.

Corporate Governance Policies

Built upon our dedication to corporate governance, Flex has implemented a comprehensive corporate governance framework that includes our Code of Business Conduct and Ethics ("CoBCE"), Corporate Governance Guidelines, and Board Committee Charters. All are available on the Corporate Governance page of the Investor Relations section of our website.

Flex is a company built on relationships, and trust is the cornerstone of all relationships. We build on that trust by striving to do the right thing. Our values are shaped by a commitment to transparency, accountability, respect and inclusion.

Our CoBCE provides the framework of ethics that governs our business. Among other things, our CoBCE provides guidance and policy regarding ethics, compliance, harassment, conflicts of interests, antitrust and competition, bribery, insider trading, cyber and information security, and environmental protection. The CoBCE applies to all of our directors, officers, and employees, and we require everyone to participate in annual training on the CoBCE and related topics. In calendar year 2020, we achieved our goal to conduct in-person CoBCE training at every Flex site with direct labor employees and 99% of our employees worldwide completed CoBCE training. In keeping with SEC rules, we use the Investor Relations section of our website to disclose any substantive amendment to, or material waiver from, any provision of the CoBCE that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or any individual who performs similar functions. The CoBCE is reviewed at least every three years.

Our Corporate Governance Guidelines provides guidance and policy regarding director qualifications, committee structure, director and officer share ownership, director independence, and related-party transactions. The Corporate Governance Guidelines apply to all of our directors and officers and are reviewed on an annual basis.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to Board@flex.com. Communications submitted to this e-mail address are regularly reviewed by the Company's CEO, CFO, or General Counsel, and are submitted to the Chair of the Board, the entire Board of Directors, or individual directors, as appropriate, depending on the nature of the communication. Correspondence that is unrelated to the duties and responsibilities of the Board of Directors will be redirected or excluded, as appropriate.

Fiscal Year 2021 Non-Management Directors' Compensation

Non-Employee Director Compensation Program

Objective of Non-Employee Director Compensation Program

The key objective of our non-employee director compensation program is to attract and retain a diverse group of highly-qualified directors with the necessary skills, experience, and character to serve on the Company's Board of Directors. By using a combination of cash and equity-based compensation, the Nominating and Corporate Governance Committee intends to recognize the time commitment, expertise, and potential liability relating to active Board service, while also aligning the interests of our directors with the long-term interests of our shareholders. For a further discussion of the specific experience, attributes, skills and qualifications our directors bring to the Company, see "Proposal No. 1: Re-election of Directors – Qualifications of Nominees" on page 37.

Review of Non-Employee Director Compensation Program

The Nominating and Corporate Governance Committee, annually at minimum, reviews and makes recommendations to our Board for the compensation of our non-employee directors. Management, with input and guidance from our independent compensation consultant, assists the Nominating and Corporate Governance Committee in this task by compiling director compensation data from the annual reports and proxy statements of companies in our peer comparison group. For information regarding our peer group, see "Compensation Discussion and Analysis–Competitive Positioning" on page 56.

In fiscal year 2021, the Nominating and Corporate Governance Committee retained Frederic W. Cook & Co., Inc. ("FW Cook"), to help the Committee determine whether the compensation paid to our non-employee directors is competitive when compared to the practices of our peers. The Nominating and Corporate Governance Committee reviewed, among other things, the existing cash compensation of our non-employee directors and the grant date fair value of restricted share unit awards. With FW Cook's assistance, the Nominating and Corporate Governance Committee also considered compensation trends and share ownership guidelines for non-employee directors. The Nominating and Corporate Governance Committee concluded that our program remains competitive.

Components of Non-Employee Director Compensation Program

Our non-employee director compensation program consists of two components:

● Annual cash compensation, in amounts that vary based on committee and chair services; and
● Annual discretionary restricted share unit awards.

Non-employee directors can elect to receive their annual cash compensation, or any portion thereof, in the form of fully-vested, unrestricted shares of the Company.

The share election option and structure of our non-employee director compensation program emphasizes equity compensation, which rewards increases in stock price, over cash fees. The Board of Directors believes our overall pay mix, which is consistent with peer practice, supports alignment of directors' interests with those of Flex's shareholders.

In addition to the compensation provided to our non-employee directors, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well as for any fees incurred in attending continuing education courses for directors up to $10,000 per director in any fiscal year.

We do not pay Management directors for Board service in addition to their regular employee compensation. The compensation paid to our Management director, Ms. Advaithi, for services provided as our CEO is discussed in the sections of this proxy statement titled "Compensation Discussion and Analysis" and "Executive Compensation."

Fiscal Year 2021 Annual Compensation

Under the Singapore Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors at certain of our previous annual general meetings, with the most recent modifications approved at our 2017 annual general meeting. The current arrangements include the following annual cash retainers, all of which are paid quarterly in arrears:

Amount ($)	Who receives
90,000	Each non-employee director
15,000	Each member of the Audit Committee and the Compensation and People Committee, including the chairs
40,000	Chairs of the Audit Committee and the Compensation and People Committee
8,000	Each member of the Nominating and Corporate Governance Committee, including the chair
15,000	Chair of the Nominating and Corporate Governance Committee
50,000	Chairman of the Board, in addition to applicable retainers listed above

The cash compensation for non-employee directors who serve less than a full quarter is pro-rated for the number of days actually served. Non-employee directors do not receive any non-equity incentive compensation or participate in any pension plan or deferred compensation plan.

At our 2013 annual general meeting of shareholders, our shareholders approved a change in the structure of our non-employee director compensation program that allows non-employee directors to receive compensation in the form of Company shares, cash, or a combination thereof, at the director's election. Accordingly, each non-employee director can elect to receive the annual retainer(s) described above, in whole or in part, in the form of fully-vested, unrestricted Flex Ordinary Shares. A director making such an election will receive shares having an aggregate value equal to the portion of cash compensation exchanged, with the value based on the closing price of our shares on the date the compensation would otherwise have been paid in cash.

COVID-19 Related Non-Employee Director Compensation Changes

At end of fiscal year 2020, in light of the uncertainty created by the effects of the COVID-19 pandemic and the Company's initiatives to reduce operating and corporate costs, our Board of Directors decreased all non-employee director cash compensation payments by 30% for the first two quarters of fiscal year 2021.

Fiscal Year 2021 Equity Compensation

Yearly Restricted Share Unit Awards

Each non-employee director is eligible to receive grants of restricted share unit awards at the discretion of our Board of Directors. In accordance with the compensation program recommended by the Nominating and Corporate Governance Committee and approved by the Board, each non-employee director receives, following each annual general meeting, a restricted share unit award with an aggregate fair market value of $185,000 on the date of grant. These yearly restricted share unit awards vest in full on the day immediately prior to the next year's annual general meeting. During fiscal year 2021, each non-employee director received restricted share unit awards covering 15,866 Ordinary Shares under this program.

Initial Awards

Upon initially becoming a director of the Company, each non-employee director receives a pro-rated portion of the annual restricted share unit award granted to our continuing directors. These awards vest on the date immediately prior to our next annual general meeting. In connection with her appointment to the Board on June 3, 2020, Ms. McSweeney received a restricted share unit award covering 3,097 Ordinary Shares under this program. In connection with his appointment to the Board on September 15, 2020, Mr. Hurlston received a restricted share unit award covering 14,707 Ordinary Shares. In connection with his appointment to the Board on November 23, 2020, Mr. Harris received a restricted share unit award covering 7,988 Ordinary Shares.

Compensation for the Non-Employee Chair of the Board

In keeping with the Company's philosophy pertaining to non-employee director compensation, the Nominating and Corporate Governance Committee seeks to provide competitive compensation to the non-employee Chair of the Board that recognizes the extensive time commitment and additional responsibilities the Chair role entails while ensuring the Chair's interests remain aligned with the long-term interests of our shareholders. Flex's Chair, Mr. Capellas, brings deep experience, a dedication to serving the Company, institutional knowledge, and strong leadership to Flex, among other skills and qualifications (see also "Proposal No. 1: Re-election of Directors – Qualifications of Nominees" on page 37).

The Nominating and Corporate Governance Committee, with the assistance of FW Cook, reviewed the compensation of the Chair of the Board. As with the review of compensation for the non-employee directors generally, this review considered whether the compensation paid to our Chair was competitive when compared to the practices of our peer group of companies. The review by FW Cook supported the view that our Chair compensation is competitive with the market and aligned with shareholder interests.

Components of Compensation for the Non-Employee Chair

In June 2017, in connection with his appointment as Chair of the Board and as Chair and member of the Nominating and Corporate Governance Committee, Mr. Capellas elected to continue his previous practice of receiving fully-vested Ordinary Shares of the Company under the director share election program in lieu of cash compensation. In addition to the cash and equity grants described above, our non-employee Chair is entitled to receive, following each annual general meeting, an additional yearly restricted share unit award with an aggregate fair market value of $50,000 on the date of grant. These shares will vest on the day immediately prior to the next year's annual general meeting.

Director Share Ownership Guidelines

We increased Flex's director share ownership guidelines during fiscal year 2020 to require our non-employee directors to hold a minimum number of our Ordinary Shares equivalent to five (5) times their annual cash retainer (currently $90,000) for serving as a director. Directors should reach this goal within five years of the date they are elected to our Board. As the minimum holding requirements were increased in fiscal year 2020 (from the previous requirement of four times the annual cash retainer), non-employee directors then in office were given an additional three-year grace period to meet this obligation. All of our non-employee directors have already met the higher minimum share ownership requirements or are on target to be in compliance with the requirements before the applicable deadline.

Director Summary Compensation in Fiscal Year 2021

The following table sets forth the fiscal year 2021 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)[1]	Share Awards ($)[2]	All Other Compensation ($)	Total ($)
Michael D. Capellas[3]	—	373,550	—	373,550
Jill A. Greenthal[4]	25,965	—	—	25,965
John D. Harris II[5][6]	—	164,650	—	164,650
Michael E. Hurlston[5][7]	3,196	216,489	—	219,685
Jennifer Li[8]	44,625	229,625	7,649	281,899
Erin L. McSweeney[5]	76,529	218,636	—	295,165
Marc A. Onetto	89,250	185,000	—	274,250
Willy C. Shih, Ph.D.	89,250	185,000	—	274,250
Charles K. Stevens, III	118,272	185,000	—	303,272
Lay Koon Tan[9]	—	274,250	—	274,250
William D. Watkins	130,050	185,000	—	315,050
Lawrence A. Zimmerman[10]	88,462	185,000	—	273,462

(1) This column represents the amount of cash compensation earned in fiscal year 2021 for Board and committee service. Non-employee director cash compensation payments were decreased by 30% for the first two quarters of fiscal year 2021 as part of the Company's efforts to reduce costs in response to the COVID-19 pandemic.

Notice & Proxy Statement

Annual Report

Shareholder Info

(2) This column represents the grant date fair value of restricted share unit awards granted in fiscal year 2021 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The grant date fair value of restricted share unit awards is the closing price of our Ordinary Shares on the date of grant. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2021, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2021. No option awards were granted in fiscal year 2021.

(3) In lieu of his cash compensation, Mr. Capellas elected to receive fully vested Ordinary Shares of the Company under the director share election program for his Board and Committee service. As a result, Mr. Capellas received 9,344 restricted share units, the value of which is reflected in the table above under "Share Awards."

(4) Ms. Greenthal did not stand for re-election at the Company's 2020 Annual General Meeting on August 7, 2020.

(5) Mr. Harris, Mr. Hurlston and Ms. McSweeney were appointed to the Board of Directors on November 23, 2020, September 15, 2020 and June 3, 2020, respectively.

(6) In lieu of his cash compensation, Mr. Harris elected to receive fully vested Ordinary Shares of the Company under the director share election program for his Board and Committee service. As a result, Mr. Harris received 1,909 restricted share units, the value of which is reflected in the table above under "Share Awards."

(7) In lieu of his cash compensation, Mr. Hurlston elected to receive fully vested Ordinary Shares of the Company under the director share election program for his Board and Committee service. As a result, Mr. Hurlston received 2,873 restricted share units, the value of which is reflected in the table above under "Share Awards."

(8) In lieu of half of her cash compensation for her Board and Committee service, Ms. Li elected to receive fully vested Ordinary Shares of the Company under the director share election program. As a result, Ms. Li received 3,008 restricted share units, the value of which is reflected in the table above under "Share Awards." In addition, Ms. Li incurred U.S. Federal and California state taxes as a result of serving on our Board of Directors. The Company agreed to compensate Ms. Li in equity in connection with her double taxation. Ms. Li received a net amount of $7,649 in cash for her tax equalization in 2018 and 2019, on October 29, 2020. These amounts are reflected in the table above under "All Other Compensation."

(9) In lieu of his cash compensation for his Board and Committee service, Mr. Tan elected to receive fully vested Ordinary Shares of the Company under the director share election program. As a result, Mr. Tan received 6,018 restricted share units, the value of which is reflected in the table above under "Share Awards."

(10) Mr. Zimmerman retired from the Company's Board of Directors effective February 28, 2021.

The table below shows the aggregate number of Ordinary Shares underlying unvested restricted share units held by our non-employee directors as of the 2021 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Restricted Share Units (#)
Michael D. Capellas	20,154
Jill A. Greenthal	0
John D. Harris II	7,988
Michael E. Hurlston	14,707
Jennifer Li	15,866
Erin L. McSweeney	15,866
Marc A. Onetto	15,866
Willy C. Shih, Ph.D.	15,866
Charles K. Stevens, III	15,866
Lay Koon Tan	15,866
William D. Watkins	15,866
Lawrence A. Zimmerman	15,866

The directors do not hold any share options.

Treatment of Unvested Restricted Share Unit Awards upon a Change of Control

All of our non-employee directors have outstanding restricted share unit awards. Information regarding the treatment of outstanding restricted share units is described in the section titled "*Potential Payments Upon Termination or Change in Control.*"

Proposals to be Considered at the 2021 Annual General Meeting of Shareholders

Proposal No. 1: Re-election of Directors

Article 94 of our Constitution requires that at each annual general meeting, all of the current directors must retire from office.

Retiring directors are eligible for re-election. Upon the recommendation of our Nominating and Corporate Governance Committee, the Board of Directors has nominated all 11 of our incumbent directors, who will retire from office at the 2021 annual general meeting as required by Article 94 of our Constitution, for re-election.

If any nominee under Proposal No. 1 fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his or her re-election (that is, if the number of shares voted "FOR" the director nominee does not exceed the number of votes cast "AGAINST" that nominee), he or she will not be re-elected and the size of the Board will be reduced accordingly. Abstentions, if any, will have no effect.

The Singapore Companies Act provides that we must have at all times at least one director ordinarily resident in Singapore. As Mr. Tan is the only member of our Board of Directors who is ordinarily resident in Singapore, if Mr. Tan is not re-elected at the 2021 annual general meeting, he shall be deemed to continue in his role as a director until we appoint another director to the Board who is ordinarily resident in Singapore.

The proxy holders intend to vote all proxies for the nominees for directors listed below under "Nominees to our Board of Directors." If any nominee is unable or declines to serve as a director at the time of the 2021 annual general meeting, the proxies will be voted for any nominee designated by the present Board of Directors, in accordance with Article 99 of our Constitution, to fill the vacancy. As of the date of this proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.



The Board recommends a vote **"FOR"** the re-election of each of the Director nominees.

Nominees to our Board of Directors

Flex is committed to having a diverse and predominantly independent Board of Directors representing a range of critical skills. Our nominees represent a responsible blend of long-serving directors who have in-depth knowledge of our business and newer members who bring fresh perspectives and additional skills.

Board refreshment



Since 2017

2017 Appointed Michael Capellas as Chairman of the Board

2018 Jill Greenthal, Jennifer Li and Charles Stevens elected as Directors

2019 Revathi Advaithi appointed as CEO and elected as Director

2020 Erin McSweeney John D. Harris II and Michael E. Hurlston elected as Directors

6 new independent directors

4 new women directors

3 new ethnically diverse directors

Qualifications of Nominees

Our Nominating and Corporate Governance Committee is responsible for assessing the composition and performance of the Board of Directors and its committees, and for recruiting, evaluating, and recommending candidates to be presented for appointment or election to our Board. The general attributes we expect all directors to have are high professional and personal ethics and values, an understanding of the Company's business and industry, advanced education, broad-based business acumen, and the ability to think strategically. In addition, the Company and the Nominating and Corporate Governance Committee are committed to actively seeking highly-qualified diverse candidates (including diversity of experience, expertise, gender, race, and ethnicity) for consideration when the Board undertakes director searches.

The following matrix highlights many of the specific experience, attributes, skills and qualifications that our nominees for director bring to the Company and that are considered when evaluating and recommending candidates for appointment or election to our Board. Each director candidate has self-identified the following demographic information.

		Revathi Advaithi	Michael Capellas	John Harris	Michael Hurlston	Jennifer Li	Erin McSweeney	Marc Onetto	Willy Shih	Charles Stevens	Lay Koon Tan	William Watkins
Strategic Skills	Environmental and Sustainability	✓	✓			✓				✓	✓	✓
	Human Capital Management	✓	✓	✓		✓	✓		✓	✓	✓	✓
	Global Operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Supply Chain	✓	✓	✓	✓			✓	✓			
	Technology	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
	Business Development and Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Core Competencies	Corporate Governance	✓	✓	✓	✓	✓	✓		✓	✓		✓
	Financial and Audit	✓	✓		✓	✓		✓		✓	✓	✓
	Risk and Compliance	✓	✓	✓	✓			✓		✓	✓	✓
	Industry Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Background	**Number of Additional Public Company Boards**	1	2	1	2*	1	0	0	0	3	0	2
	Gender	Female	Male	Male	Male	Female	Female	Male	Male	Male	Male	Male
	Race/Ethnicity	Asian	White	Black | Native American	White	Asian	White	White	Asian	White	Asian	White
	Independence		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Tenure on Flex's Board	2	7	0	0	3	1	7	13	2	9	12

* On June 21, 2021, Ubiquiti Inc. filed an 8-K disclosing that on June 18, 2021, Mr. Hurlston notified Ubiquiti Inc. of his decision to resign from the Ubiquiti Inc. Board of Directors, effective as of August 3, 2021. As of August 4, 2021, the date of our 2021 annual general meeting of shareholders, Mr. Hurlston will only be on one additional public company board.

Strategic Skills		**Environmental and Sustainability**	Experience in environmental and sustainability topics, which is instrumental to Flex's foundation of sustainability governance and the Company's position as a leader in sustainability efforts.
		Human Capital Management	Experience in human resources, compensation and benefits, recruiting and retaining employees, succession planning, and developing and maintaining a strong workplace culture. Our Board recognizes that human capital management is a high priority for the Company as an important component to maintaining our competitiveness and world-class capabilities and as we focus on hiring and retaining the world's best talent.
		Global Operations	Experience operating in a global context by managing international enterprises, residence abroad, and studying other cultures adds impactful insight and diversity to our Board's oversight of Flex's global footprint, including its workforce and operations in 30 countries across five continents, and enables our Board to support management in producing solutions across international markets.
		Supply Chain	Experience in executive positions overseeing supply chain management and exposure to supply chain issues, which is invaluable in overseeing and guiding Flex's supply chain services that involve a network of over 100 locations across the globe.
		Technology	Experience in the technology sector enables our Board to guide Flex's strategy regarding the design and manufacturing of enterprise and consumer products.
		Business Development and Strategic Planning	Executive level experience with business and customer development and long-term strategic planning and execution, allowing our Board to actively support the development and execution of Flex's long-term strategy and continued business transformation.
Core Competencies		**Corporate Governance**	Experience on other public company boards, demonstrating an understanding of Flex's reporting obligations and responsibilities to our shareholders, and positioning our Board to adopt best practices in public company corporate governance
		Financial and Audit	Experience in accounting and audit functions and the ability to analyze financial statements and oversee budgets, providing critical oversight and support of Flex's financial reporting and responsibility to shareholders and other stakeholders.
		Risk and Compliance	Experience identifying, mitigating, and managing risk in enterprise operations, which allows our Board to fulfill its risk oversight responsibilities.
		Industry Leadership	Experience in executive positions within the technology sector or within the manufacturing sector – areas that are fundamental to Flex's business, strategic plan, and growth

The Nominating and Corporate Governance Committee considered the specific experience described in the biographical snapshots below in determining that each individual nominee should serve on our Board of Directors.

Revathi Advaithi

CEO, Flex Ltd

Director Since: **2019**

Age: **53**

Board Committee(s):
- None

Other Public Company Boards:
- Uber Technologies, Inc.

Career Highlights:
- CEO of Flex since February 2019
- President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company (September 2015 to February 2019)
- President of Electrical Sector, Americas of Eaton (April 2012 to August 2015)
- Other positions of increasing responsibility at Eaton between 2008 and 2012, including vice president and general manager of the Electrical Components Division
- Several senior roles within the sourcing and supply chain functions at Honeywell between 2002 and 2008, including vice president and general manager of Honeywell's Field Solutions business
- Various positions at Eaton between 1995 and 2002, including leading the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai

Michael D. Capellas, Chair of the Board

Principal, Capellas Strategic Partners

Director Since: **2014**

Chair Since: **2017**

Age: **66**

INDEPENDENT

Board Committee(s):
- Nominating and Corporate Governance ☆

Other Public Company Boards:
- Cisco Systems, Inc. (since 2006)
- The Beauty Health Company (since 2020)

Recent Prior Public Company Experience:
- MuleSoft, Inc. (from 2015 to 2018)

Career highlights:
- Principal at Capellas Strategic Partners since June 2013
- Chairman of the Board of VCE Company, LLC (a joint venture between EMC Corporation and Cisco, with investments from VMware, Inc. and Intel Corporation) (January 2011 to November 2012)
- Chief Executive Officer of VCE (May 2010 to September 2011)
- Chairman and Chief Executive Officer of First Data Corporation (September 2007 to March 2010)
- Senior Advisor at Silver Lake Partners (October 2006 to July 2007)
- Chief Executive Officer of MCI, Inc., previously WorldCom, Inc., (November 2002 to January 2006)
- President of MCI (March 2004 to January 2006)
- Chairman of the Board of WorldCom (November 2002 to March 2004), and a member of the board of directors of MCI until January 2006
- President of Hewlett-Packard Company (May 2002 to November 2002)
- Mr. Capellas held various positions with Compaq, including President and Chief Executive Officer for three years and Chairman of the Board for two years
- Other positions of increasing responsibility at Compaq, including Chief Information Officer and Chief Operating Officer

John D. Harris II

Retired Vice President of Business Development, Raytheon Company

Director Since: **2020**

Age: **60**

INDEPENDENT

Board Committee(s):
- Compensation and People

Other Public Company Boards:
- Cisco Systems, Inc. (since 2021)

Career highlights:
- Retired Vice President of Business Development for Raytheon Company, and chief executive officer of Raytheon International, Inc. (September 2013 to April 2020)
- Vice President and General Manager of Raytheon Intelligence, Information and Services for Raytheon Company (April 2012 to September 2013)
- President, Raytheon Technical Services Company (May 2010 to April 2012)
- Vice President, Contracts and Supply Chain for Raytheon Company (May 2005 to May 2010)
- Vice President, Contracts for Raytheon Company (June 2003 to May 2005)
- Other positions of increasing responsibility at Raytheon, including Chief Information Officer and Chief Operating Officer

Michael E. Hurlston

President and Chief Executive Officer, Synaptics Incorporated

Director Since: **2020**

Age: **54**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- Synaptics Incorporated (since 2019)
- Ubiquiti Inc.* (since 2020)

Career highlights:
- President and Chief Executive Officer of Synaptics Incorporated since August 2019
- Chief Executive Officer and a member of the Board of Directors of Finisar Corporation (January 2018 to August 2019)
- Senior Vice President and General Manager of the Mobile Connectivity Products/Wireless Communications and Connectivity Division and other positions of increasing responsibility over a 16-year career at Broadcom Limited and its predecessor corporation

*   On June 21, 2021, Ubiquiti Inc. filed an 8-K disclosing that on June 18, 2021, Mr. Hurlston notified Ubiquiti Inc. of his decision to resign from the Ubiquiti Inc. Board of Directors, effective as of August 3, 2021. As of August 4, 2021, the date of our 2021 annual general meeting of shareholders, Mr. Hurlston will only be on one additional public company board.

☆ Chair

Jennifer Li

General Partner, Changcheng Investment Partners

Director Since: **2018**

Age: **53**

INDEPENDENT

Board Committee(s):
- Compensation and People

Other Public Company Boards:
- ABB Ltd. (since 2018)

Recent Prior Public Company Experience:
- Philip Morris International Inc. (2010 to 2021)

Career highlights:
- General Partner of Changcheng Investment Partners (since 2018)
- Chief Executive Officer and General Managing Director of Baidu Capital, the investment arm of Baidu, Inc. (the largest Internet search engine in China and the third-largest independent search engine in the world) (2017 to 2018)
- Chief Financial Officer, Baidu, Inc. (2008 to 2017), responsible for a wide range of corporate functions, including Finance, Human Resources, International Operations, Marketing, Communications, and Purchasing
- Various senior finance positions at General Motors companies in China, Singapore, the United States, and Canada (1994 to 2008), rising to Chief Financial Officer of GM China and Financial Controller of the North American Operations of GMAC

Erin L. McSweeney

Executive Vice President, Chief of Staff to CEO, UnitedHealth Group Incorporated

Director Since: **2020**

Age: **56**

INDEPENDENT

Board Committee(s):
- Compensation and People ☆

Other Public Company Boards:
- None

Career highlights:
- Executive Vice President, Chief of Staff for CEO, UnitedHealth Group Incorporated (since February 2021)
- Executive Vice President, Chief Human Resource Officer, Optum, Inc. (the health services platform of UnitedHealth Group) (2017 to February 2021)
- Several positions of increasing responsibility at EMC (now Dell EMC), including Executive Vice President and Chief Human Resources Officer (2015-2017); Senior Vice President, Human Resources, Products and Marketing (2013-2015); and Chief Human Resources Officer and Vice President, Virtual Computing Environment (2009-2012)

Marc A. Onetto

Principal, Leadership from the Mind and the Heart LLC

Director Since: **2014**

Age: **70**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- None

Career highlights:
- Principal providing executive leadership consulting through his company "Leadership from the Mind and the Heart LLC" (since 2013)
- Senior Vice President of Worldwide Operations and Customer Service for Amazon.com (2006 to 2013)
- Executive Vice President of Worldwide Operations for Solectron Corporation, which was acquired by Flex in 2007 (June 2003 to June 2006)
- Various positions over a 15-year career with General Electric, including Vice President of GE Corporate's European operations and head of global supply chain and operations, global quality, and global Component Division for GE Medical Systems
- Various positions over a 12-year career with Exxon Corporation in supply operations, information systems, and finance
- Serves on the Business Board of Advisors of the Tepper School of Business at Carnegie-Mellon University

☆ Chair

Willy C. Shih, Ph.D.

Professor of Management Practice in Business Administration, Harvard Business School

Director Since: **2008**

Age: **70**

INDEPENDENT

Board Committee(s):
- Compensation and People

Other Public Company Boards:
- None

Career Highlights:
- Professor of Management Practice in Business Administration, Harvard Business School (since January 2007)
- Executive Vice President of Thomson, a provider of digital video technologies (August 2005 to September 2006)
- Intellectual property consultant (from February to August 2005) and Senior Vice President (1997 to 2005) of Eastman Kodak Company
- Ph.D. in Chemistry, the University of California, Berkeley
- Broad industry career experience, including significant roles at globally recognized organizations including IBM and Silicon Graphics

Charles K. Stevens, III

Retired Chief Financial Officer, General Motors

Director Since: **2018**

Age: **61**

INDEPENDENT

Board Committee(s):
- Audit ☆
- Nominating and Corporate Governance

Other Public Company Boards:
- Eastman Chemical Company (since 2020)
- Masco Corporation (since 2018)
- Tenneco Inc. (since 2020)

Career Highlights:
- Advisor to General Motors Company (September 2018 to March 2019)
- Chief Financial Officer and Executive Vice President of General Motors Company (January 2014 to September 2018), responsible for leading the financial and accounting operations on a global basis
- Chief Financial Officer for North America at General Motors North America, Inc. (January 2010 to 2014)
- Led GM's financial operations for U.S. Sales, Service and Marketing, GM Canada (2006 to 2008), GM Mexico (2008 to 2010), North America Manufacturing, Customer Care and Aftersales, and Global Connected Consumer
- Interim Chief Financial Officer of GM South America (December 2011 to January 2013)
- Various leadership positions at GM in China, Singapore, Indonesia, and Thailand

Lay Koon Tan

Retired President, Chief Executive Officer and member of the Board of Directors, STATS ChipPAC Ltd.

Director Since: **2012**

Age: **62**

INDEPENDENT

Board Committee(s):
- Audit

Other Public Company Boards:
- None

Career Highlights:
- Founding President and Chief Executive Officer and a member of the Board of Directors of STATS ChipPAC Ltd. (a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions) (August 2004 to November 2015) after leading the formation of the company, and of its predecessor, ST Assembly Test Services Ltd. (June 2002 to 2004)
- Chief Financial Officer, ST Assembly Test Services Ltd. (May 2000 to August 2004)
- Investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc.
- Various senior positions in government and financial institutions in Singapore

Notice & Proxy Statement

Annual Report

Shareholder Info

☆ Chair

William D. Watkins

Retired Chief Executive Officer, Imergy Power Systems, Inc.

Director Since: **2009**

Age: **68**

INDEPENDENT

Board Committee(s):
- Compensation and People
- Nominating and Corporate Governance

Other Public Company Boards:
- Maxim Integrated Products, Inc. (since 2008)
- Avaya Holdings Corp. (since 2017, Chair of the Board)

Career Highlights:
- Chief Executive Officer (September 2013 to August 2016) and Chairman of the Board (January 2015 to August 2016) of Imergy Power Systems, Inc., a leading innovator in cost-effective energy storage products
- Chairman of the Board (February 2013 to December 2013) and Chief Executive Officer (January 2010 to February 2013) of Bridgelux, Inc.
- Chief Executive Officer (2004 to January 2009) and President and Chief Operating Officer (2000 to 2004) of Seagate Technology, responsible for Seagate's hard disc drive operations, including recording heads, media, and other components, and related R&D and product development organizations
- Various other positions with Seagate (1996 to 2000)

Proposal No. 2: Re-Appointment of Independent Auditors for Fiscal Year 2022 and Authorization of our Board to Fix Their Remuneration

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit our financial statements and records for the fiscal year ending March 31, 2022, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the 2022 annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2021 annual general meeting. This representative will have the opportunity to make a statement and is expected to be available to respond to appropriate questions.

Deloitte & Touche LLP has been the Company's independent registered public accounting firm since 2002. The Company has been advised by Deloitte & Touche LLP that neither it nor any of its associates has any direct or material indirect financial interest in the Company.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and its respective affiliates for services performed during fiscal years 2021 and 2020. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal year	
(in millions)	2021 ($)	2020 ($)
Audit Fees	11.6	11.5
Audit-Related Fees	0.1	0.1
Tax Fees	0.9	1.0
All Other Fees	0.0	0.0
Total	**12.6**	**12.6**

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services related to rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, and consents and the review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit and not included in Audit Fees.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee also may pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

 The Board recommends a vote **"FOR"** the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2022 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

Message from the Audit Committee

We, the members of Flex's Audit Committee, assist our Board of Directors in overseeing financial accounting and reporting processes; systems of internal controls; the appointment, compensation and oversight of our external auditor; and our compliance with legal and regulatory requirements. We are committed to the values of independence and transparency in the discharge of our duties.

In furtherance of independent oversight, our committee is composed entirely of independent and financially literate directors, including two audit committee financial experts. Further, we annually assess the independence of our external auditors considering any non-audit fees or services and the tenure of our lead audit partner.

We also take measures to ensure transparency between ourselves, members of management, and our external auditors including holding regular private sessions with external auditors, maintaining open lines of communication with members of management, and performing annual assessments of the qualifications and work quality of our external auditors.

We typically hold 6 meetings each fiscal year, in connection with regularly scheduled Board meetings and the filing of year-end financial results. Additionally, we meet as needed to address emerging concerns including financial and accounting practices and ethics and compliance concerns. Specifically, in discharging our oversight duties at each regularly scheduled Audit Committee meeting, we:

- review and discuss with management and Deloitte our quarterly earnings press releases, related periodic reports filed with the SEC, and our audited financial statements for the fiscal year, as well as the overall quality of our financial reporting process;
- receive updates from Flex's Chief Ethics and Compliance Officer regarding legal and compliance matters including reports about the receipt and resolution of employee or other concerns raised regarding financial reporting and other compliance matters;
- receive and discuss Audit and Risk Management Services ("ARMS") reports;
- review and discuss accounting and tax regulatory, proceedural, and program updates;
- review and discuss with management, internal audit and Deloitte the evaluation, execution, and effectiveness of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002; and
- inquire about significant business, operational and reporting risks and assessed the steps management is taking to control these risks.

Additionally, each quarter, we review and discuss updates from Flex's Chief Information Officer regarding topics such as cybersecurity and information security. For an exhaustive discussion of our responsibilities we invite you to review our Audit Committee charter which we assess on an annual basis and revise, if necessary.

Audit Committee Report

The Audit Committee has reviewed and discussed with management and with our independent auditors, Deloitte & Touche LLP, our audited consolidated financial statements for the fiscal year ended March 31, 2021, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2021. Flex management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by the applicable rules of the Public Company Accounting Oversight Board and the SEC. The Audit Committee also has discussed with our independent auditors the firm's independence from Company management and the Company, and reviewed the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee also has considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal years 2021 and 2020 were pre-approved by the Audit Committee in accordance with established procedures.

Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express an opinion on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

Based on the Audit Committee's discussions with management and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2021, which was filed with the SEC on May 19, 2021.

Submitted by the Audit Committee of the Board of Directors:

Charles K. Stevens, III   Michael E. Hurlston   Marc A. Onetto   Lay Koon Tan

Proposal No. 3: Non-Binding, Advisory Resolution on Executive Compensation

We are asking our shareholders to approve, in a non-binding, advisory vote, the compensation of our named executive officers (NEOs) as reported in this proxy statement in the "Compensation Discussion and Analysis" and the compensation tables and accompanying narrative disclosure under "Executive Compensation."

Flex's compensation philosophy is that pay should be meaningfully aligned with performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term performance goals and the creation of shareholder value. A key objective of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous Company objectives, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure.

We urge shareholders to carefully read the Compensation Discussion and Analysis section of this proxy statement. The Compensation Discussion and Analysis describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives and shows the link between our performance and our executives' incentive compensation. We also encourage shareholders to review the Summary Compensation Table and the other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs.

While the vote on this resolution is advisory and not binding on the Company, each member of the Compensation and People Committee and the Board values the opinions of our shareholders and will consider the outcome of the vote on this resolution when making decisions regarding future executive compensation arrangements. We have held a say-on-pay advisory vote on an annual basis since 2011; the next say-on-pay vote is anticipated to occur at our 2022 annual general meeting.

>  The Board recommends a vote **"FOR"** the approval of the non-binding, advisory resolution on executive compensation.

Message from the Compensation and People Committee

Over the course of the year, our CEO, Ms. Advaithi, led our progress, guided by four strategic business goals: improving our portfolio mix; continuing to build on our advanced technology and manufacturing capabilities; improving operational efficiency and execution; and adapting our systems to leverage the power of data and intelligence. We, the Compensation and People Committee, are committed to compensation programs that help drive Flex's focus on disciplined growth. We periodically assess our compensation programs to ensure they are appropriately aligned with our business strategy and are achieving their objectives. In addition, we regularly review external data and best practices in executive compensation to ensure our compensation programs and associated governance provisions remain shareholder-friendly and keep pace with evolving market trends. For fiscal year 2021, we recommended, and our Board approved certain changes in our compensation policies and practices that enhance our alignment with best practices. For information regarding these changes, see "Compensation Discussion and Analysis– Summary of Compensation Program Changes for Fiscal Year 2021" (page 50).

Compensation and People Committee Report

The Compensation and People Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation and People Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in the Company's proxy statement for the 2021 annual general meeting of shareholders.

Submitted by the Compensation and People Committee of the Board of Directors:

Erin L. McSweeney   John D. Harris II   Jennifer Li   Willy C. Shih, Ph.D.

Compensation Discussion and Analysis

This CD&A is organized into the following key sections:

Executive Summary	**47**
Compensation Philosophy	**53**
Compensation-Setting Process and Decisions for Fiscal Year 2021	**54**
Fiscal Year 2021 Executive Compensation	**57**

Introduction

In this Compensation Discussion and Analysis (CD&A) section, we discuss the material elements of our compensation programs and policies, including our overall compensation philosophy and program objectives, and how and why the Compensation and People Committee arrived at specific compensation policies and decisions involving our NEOs. Our NEOs for fiscal year 2021 were:

Name	Position
Revathi Advaithi	Chief Executive Officer
Christopher Collier[1]	Former Chief Financial Officer
Paul R. Lundstrom[2]	Chief Financial Officer
Francois P. Barbier	President, Global Operations and Components
Paul Humphries[3]	Former President, Flex Reliability Solutions
Michael Hartung[4]	President, Flex Agility Solutions
Scott Offer	Executive Vice President, General Counsel

(1) Mr. Collier resigned from his position of Chief Financial Officer effective September 1, 2020 and remained with the Company as an advisor through March 31, 2021.
(2) Mr. Lundstrom became our Chief Financial Officer effective September 1, 2020
(3) Mr. Humphries retired from his position of President, Flex Reliability Solutions effective November 30, 2020 and remained with the Company as an advisor through March 31, 2021.
(4) Mr. Hartung was promoted to his position of President, Flex Agility Solutions, and became an NEO, effective April 7, 2020

Executive Summary

Our pay programs are designed to align executives' compensation with performance against the Company's short-term and long-term objectives and the creation of shareholder value. We use a mix of performance metrics that are intended to reward different aspects of Company achievement.

Performance and Company Highlights for Fiscal Year 2021

> Flex's operating performance set a number of records in fiscal year 2021 despite macroeconomic headwinds, translating into shareholder return (TSR) of 64%.

In fiscal year 2021, we continued to execute against and made significant progress on strategic transformation goals, despite global disruptions:

- Revenue saw only a small decline of approximately 0.4% year-over-year despite the macroeconomic challenges, and in part due to the transformational strategy to shift mix to higher margin markets.
- Adjusted operating profit (OP) improved by 15% year-over-year and adjusted free cash flow (FCF) improved by 1%.
- In addition to the achievements above, the Company set fiscal year records on adjusted gross margin (7.3%), adjusted operating margin (4.3%), and adjusted earnings per share (EPS) ($1.57) and GAAP EPS ($1.21). We also closed the year at an all-time high quarter-end cash position ($2.6B).

Within the short-term program for the NEOs in fiscal 2021, we used the following metrics: revenue, adjusted OP, and adjusted FCF. These were the same metrics we focused on in our quarterly performance updates to shareholders. In the past, we had a fourth metric—adjusted EPS which was removed for fiscal year 2021 because it overlapped with adjusted OP, and because it was added to the fiscal year 2022 performance share units (PSUs) plan as a three-year measurement.

Our recent history of performance on the three short-term metrics, shown below, highlights our improved margins, profitability, and cash flow in fiscal year 2021.[1]



Note: See Annex A to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

Our adjusted FCF performance and improved profitability, achieved despite the COVID-19 pandemic, supported our return of capital to shareholders through our share repurchase program, as shown below. Although the rate of repurchases slowed in fiscal year 2021 compared to the prior year, this was due to temporary efforts to enhance liquidity during the early part of the COVID-19 pandemic. Despite the challenges experienced in fiscal year 2021, the volume of repurchases nearly matched the fiscal year 2019 amount.

(1) See Annex A to the proxy statement for a reconciliation of non-GAAP and GAAP financial metrics.



Share Repurchases

$183M of shares repurchased in fiscal 2021, despite suspending the repurchase program to enhance liquidity during the early part of the pandemic.

$189M — FY19
$260M — FY20
$183M — FY21

We consider the operating performance measures described above to be the key drivers of our total TSR, which is compared to the return of the S&P 500 index (TSR) to determine the funding for our PSUs. Absolute stock price performance is an implicit metric for our PSUs and our service-based restricted share unit awards (RSUs) because it determines the value our NEOs ultimately realize from their PSU and RSU awards at vesting. As noted above, our absolute TSR for fiscal year 2021 was 64%, and our TSR percentile rank for each of the past three fiscal years is shown below.



Flex Relative TSR Percentile Rank vs. S&P 500

0% — FY19
43% — FY20
84% — FY21

Compensation Highlights for Fiscal Year 2021

Our pay-for-performance compensation philosophy aims to tie actual pay delivery to performance. We believe above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts for incentive elements when performance thresholds are not met. We also believe we should deliver a significant portion of executive pay in the form of equity awards, which are directly aligned with value delivered to shareholders.

One-Time COVID-19-Related Pay Actions

- **No merit increases to base salaries and temporary COVID-19-related reductions:** In order to address COVID-19-related uncertainty and preserve cash during the initial stage of the pandemic, NEO salaries were reduced for the first half of the fiscal year by 50% for the CEO and 30% for the other NEOs.

- **The bonus plan was eliminated for the first half of the fiscal year to address COVID-19-related uncertainty and preserve cash, with no offsetting increase in the second half.**

Annual, Regular Cycle Pay Actions

✓ **Base Salaries:** The only executive to receive an increase to his annualized salary was Mr. Hartung. This increase was designed to align his salary to market and to recognize the increased responsibilities associated with his promotion to the role of President, Agility.

✓ **Bonus payouts for <u>the second half of the year</u> were above target, but below target on a full-year basis:** We exceeded our financial goals in the second half of the year despite the challenges and uncertainty encountered in fiscal year 2021. Our CEO's fiscal year 2021 bonus paid out at 82.3% of target (164.6% based on second-half results). Bonuses for the other continuing NEOs paid out between 74.6% and 88.7% (149% and 177% based on second-half results).

✓ **Long-term incentive awards were held flat vs. prior year (with PSUs valued at face value),** with the exception of Mr. Hartung who received a higher grant than the prior year due to his promotion as described in Base Salaries section below.

✓ **Performance share plan (TSR) payout = 0%:** No payouts were earned under the TSR PSUs for the three-year performance cycle ending in fiscal year 2021 (PSUs vesting in June 2020), as the threshold performance level was not achieved.

Impact of COVID-19 Related Executive Compensation Reductions

The COVID-19-related pay actions listed above (temporary salary and bonus target reductions) reduced the pay opportunity in fiscal year 2021 as illustrated below for the CEO.



Note: The other NEOs experienced slightly lower, but similar, target pay reductions; their first half FY'21 salaries were reduced by 30%, compared to 50% for the CEO. Totals may not sum due to rounding.

Summary of Compensation Program Changes for Fiscal Year 2021

The Company made a number of program design changes for fiscal year 2021, driven by the need to adapt to a rapidly changing business environment during the COVID-19 pandemic and continuously evolve our compensation programs to ensure we are offering a compelling value proposition to employees in a manner that aligns their interests with those of our shareholders. The following is a summary of key program changes, in addition to temporary salary reductions and bonus elimination during the first half of fiscal year 2021 described above.

Program Element	Fiscal Year 2021 Design Changes	Rationale for Change
Compensation Peer Group	Market cap was added as an additional screening criterion to the existing revenue filter in order to better reflect Flex's profitability within the peer group. This change resulted in a peer group with a lower median market cap.	Adjust the peer group to include companies more representative of the Company's market cap.
Bonus Metrics	Bonus metrics and weightings were changed to place greater emphasis on elements of performance that management could most directly influence during a period of heightened uncertainty.	Adapt to greater uncertainty of the business environment as a result of COVID-19. Eliminate overlap between adjusted OP and adjusted EPS.
RSUs	RSU vesting schedules were changed from four years to three years, ratable. This change impacted all participants in the plan, representing over 1,000 employees.	Align to dominant practice within the technology industry to remain competitive.
TSR PSUs[1]	TSR PSU measurement methodology was changed from a point-to-point measurement to three distinct performance periods—12 months, 24 months and 36 months—within a three-year vesting cycle.	Minimize the potential impact of short-term share price volatility at the end of the performance period. Provide a payout more reflective of the shareholder experience over the entire three-year cycle.
Retirement, Death and Disability Treatment of RSUs, PSUs, and NQDC	The treatment of RSU, PSUs, and Non-Qualified Deferred Contributions ("NQDC") following termination due to retirement, death and disability was updated.	Align treatment to current market norms. In the case of retirement, align participants' interests with the Company's need to ensure a smooth transition of their responsibilities.

(1) For fiscal year 2022, PSUs will be equally weighted between TSR and adjusted EPS growth.

Pay and Performance Alignment for Fiscal Year 2021

The key vehicles we use to ensure that compensation realized by our executives is aligned with results generated for our shareholders are the annual incentive bonus and PSU programs. We set rigorous targets under our annual bonus plan, resulting in funding of our NEO bonuses that has averaged 66% of target over the last three years (82.3% in fiscal year 2021). Over the first two years of this period, performance results fell short of target. There was no bonus opportunity in the first half of fiscal year 2021, but performance results substantially exceeded target for the second half of the year, resulting in a payout of 164.6% of target for the final two fiscal quarters or 82.3% of the full year target opportunity, as shown below.



Corporate NEOs Bonus Payouts[1]

(1) The corporate payouts shown above were awarded to the NEOs other than Messrs. Hartung and Humphries. As the heads of Flex business units, these NEOs' annual incentive awards are equally weighted between business unit and company performance. The fiscal year 2019 corporate payout excludes our CEO, who received a pro-rated payout for a partial year of employment

(2) 82.3% payout value for fiscal year 2021 is based on dividing the 164.6% of target payout for second half of the year by 2, to put it on an annual basis, consistent with how the information is presented for prior years.

PSUs are a major component of our NEOs' target total direct compensation. As illustrated below, our most recently completed performance cycle funded at 0% (for the cycle ending in fiscal year 2021), based on TSR that was below the threshold performance level against the S&P 500.



* Indicated projected payout as of 3/31/2021, the end of our fiscal year.
** The years denoting TSR performance cycles above refer to the Company's fiscal years, which are ahead of the corresponding calendar years by one year. For example, 2018-2021 above refers to a performance cycles of 6/2017 to 6/2020.

Fiscal Year 2021 Executive Compensation Summary

Our executive compensation program is structured to be competitive and allow us to attract and retain a high caliber leadership team. Further, it is intended to provide direct alignment between pay and performance. The illustrations below describe the key elements of direct compensation for our executives in fiscal year 2021 and show how those elements were allocated. A significant portion of pay is performance-based and 89% of target compensation is at risk for our CEO and 80% is at risk for our other NEOs.



(1) PSUs are shown at face value (the target number of shares awarded multiplied by the closing stock price on the grant date).
(2) Based on annualized salary and annual cash incentive values excluding the impact of temporary salary reductions as well as the elimination of bonuses for the first 6 months of fiscal year 2021.

Compensation Element	Description
Base salary	In fiscal year 2021, only one NEO received a salary increase (of 27.3%) because he assumed a new role.

Short-Term Incentive


Corporate
Business Unit NEOs
Vehicles & Weights
20%
Revenue
40%
Adjusted OP
40%
Adj. FCF
25%
BU Revenue
25%
BU OP
50%
Corporate Results
+ 0 - 20%
Corporate ITO Modifier

- Corporate executives are measured entirely on Flex financial objectives. For fiscal year 2021, 100% of the award opportunity was based on objectives for the second half of the year.
- Business unit (BU) NEO metrics are evenly split between corporate and BU results (BU revenue and BU OP).
- For fiscal year 2021, we removed the EPS metric due to its significant overlap with OP.
- We increased the weightings of adjusted OP (from 30% to 40%) and FCF (from 25% to 40%) to focus participants on meeting profit commitments and converting this profit into FCF.
- We added an inventory turnover measure (ITO) as a modifier of other metrics, as this is an area the Company was striving to improve in fiscal year 2021.

Long-Term Incentive


Vehicles & Weights
50%
Relative TSR PSUs
50%
Service-Based RSUs

- 50% are PSUs that may be earned based on Flex's TSR versus that of the S&P 500 over 12-, 24- and 36-month periods within a three-year vesting cycle.
- 50% are RSUs that vest equally over a three-year period.

Deferred Compensation

- Long-term cash incentives under our Deferred Compensation Plan have a target value equal to 30% of salary for each NEO, with 50% of funding fixed and 50% of funding linked to corporate bonus payout results.

Compensation Philosophy

Flex's compensation philosophy is that pay should be meaningfully aligned with performance. Our pay programs are designed to tie actual pay delivery for our executives to performance against the Company's short-term and long-term objectives and the creation of shareholder value. A key purpose of our compensation programs is to attract, retain and motivate superior executive talent by providing competitive pay opportunities and then paying for the achievement of rigorous performance goals, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure. We actively manage our pay-for-performance philosophy as described below.

Element	Overview
Base salaries and target cash compensation	• We regularly benchmark pay against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for our NEOs to manage fixed costs and emphasize paying for performance.
Substantial emphasis on at-risk compensation	• Programs are designed to link pay delivery to the achievement of pre-determined performance goals that directly correlate with enhanced shareholder value. • 89% of Ms. Advaithi's fiscal year 2021 target total direct compensation was at-risk and 80% of target total direct compensation for our other NEOs, on average, was at-risk. • 100% of at-risk compensation is based on achievement of core financial metrics or is subject to market risk based on absolute or relative TSR performance. All incentive outcomes were based on a formulaic calculation of results against pre-determined financial or TSR-based performance targets. • The Board, or the Compensation and People Committee if so delegated by the Board, maintains the authority to adjust annual incentive bonus payouts if such payouts do not align with the Company's overall performance.
Focus on long-term performance	• While measurement of short-term results maintains day-to-day focus, we believe that shareholder value is built over the long term. • For Ms. Advaithi's fiscal year 2021 target total direct compensation, 72% was in the form of long-term incentives, half of which are linked to achievement of TSR performance versus the S&P 500. On average, 58% of target total direct compensation for our other NEOs was in the form of long-term incentives, half of which are tied to achievement of long-term TSR performance versus the S&P 500. • We emphasize the NEOs' alignment with our shareholders' long-term interests by enforcing rigorous, and recently increased, share ownership guidelines.

Notice & Proxy Statement
Annual Report
Shareholder Info

Our compensation program is highly responsive to changes in our operating and stock price performance, as illustrated below with respect to our CEO's total direct compensation.



Fiscal Year 2021 CEO Compensation Performance Scenario Comparisons (Illustrative)

* Grant date value of PSUs based on the closing stock price on date of grant (face value).
** Salary and bonus reflect pay reduction of 50% of salary for first half of Fiscal Year 2021, and elimination of bonus program for the same period. Totals may not sum due to rounding.

Illustrative Assumptions	Bonus & PSU Payouts	Stock Price
Low Performance Scenario	50% of Target	$5.43 (Grant Price – 50%)
High Performance Scenario	150% of Target	$16.29 (Grant Price + 50%)

Compensation-Setting Process and Decisions for Fiscal Year 2021

Alignment with Compensation and Corporate Governance Best Practices

The Compensation and People Committee regularly reviews our compensation programs, peer company data, and best practices in executive compensation. We have adopted corporate governance and compensation practices and policies that our Compensation and People Committee, along with our Board, believes help to advance our compensation goals and philosophy.

What We Do

- Our Compensation and People Committee is composed entirely of independent members with a robust review process.

- We use a pay-for-performance executive compensation model that focuses primarily on corporate performance, with a significant portion of executive compensation at-risk and long-term.

- We maintain a clawback policy so we could recoup compensation paid to an executive officer in the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that created the need for the restatement.

- Our Compensation and People Committee retains an independent compensation advisor.

- We conduct regular shareholder outreach and consider shareholder advisory votes and views in determining executive compensation strategies.

- We maintain robust share ownership guidelines for NEOs and Directors.

- We prohibit "share recycling" and options/SAR repricing (including cash buyouts) under our 2017 Amended and Restated Plan.

What We Do Not Do

- We do not enter into NEO employment agreements.

- We do not allow hedging or short sales of Company equity, and we do not permit pledging of Company equity as collateral for loans.

- We do not provide excise tax gross-ups with respect to compensation awarded following change-of-control events.

- We do not have single trigger accelerated vesting of equity awards upon a change in control.

- We do not maintain a supplemental executive retirement plan.

- We do not provide excessive or non-customary executive perquisites.

- We do not pay dividends or dividend equivalents on our unvested equity awards.

Compensation and People Committee

The Compensation and People Committee is responsible for recommending to our Board the compensation of our Chief Executive Officer and all other NEOs. The Compensation and People Committee also oversees management's decisions concerning the compensation of other Company officers, administers our equity compensation plans, and evaluates the effectiveness of our overall executive compensation programs. Our Compensation and People Committee also reviews the Company's talent assessment and succession planning.

The Compensation and People Committee regularly assesses our compensation programs to ensure they are appropriately aligned with our business strategy and are achieving their objectives. The Compensation and People Committee also reviews market trends and changes in competitive pay practices. Based on its review and assessment, the Compensation and People Committee regularly approves changes in our compensation programs or recommends such changes to our Board.

Independent Consultants and Advisors

The Compensation and People Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting, and other advisors. During fiscal year 2021, the Compensation and People Committee retained FW Cook as its independent compensation consultant.

In fiscal year 2021, FW Cook furnished the Compensation and People Committee with reports on the following topics: peer group composition, compensation data and analysis relating to the compensation of our NEOs, short- and long-term compensation program design, compensation program risk assessment, annual share utilization and shareholder dilution levels resulting from equity plans, and executive share ownership and retention values.

FW Cook informed the Compensation and People Committee, and the committee agreed, that there are no personal or business relationships between any FW Cook employee and any member of the Compensation and People Committee or any NEO beyond the Flex relationship. Based on this information and other factors, including the factors set forth under Rule 10C-1 under the Securities Exchange Act of 1934, as amended (referred to in this proxy statement as the Exchange Act), the Compensation and People Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation and People Committee. Outside of engaging on executive and Board member compensation and related matters, FW Cook does not provide any other services to the Company.

Role of Executive Officers in Compensation Decisions

The Compensation and People Committee meets with our Chief Executive Officer and other executives to obtain recommendations with respect to the structure of our compensation programs. The CEO and certain other executives also assess the performance of other individual executives and make recommendations regarding their compensation. Decisions related to the compensation of the CEO (including recommendations to the Board regarding the same) are made independently by the Compensation and People Committee, without input from management. In addition, our CEO and other executives develop recommendations for performance measures and target payout opportunities under our incentive bonus plan based on management's business forecast—both at the Company and business unit levels. These recommendations are approved by the Compensation and People Committee as well as by our Board when appropriate.

Competitive Positioning

Relying upon data provided by our independent compensation consultant, the Compensation and People Committee undertakes a review, on an annual basis, of the compensation peers that we use to provide insight into market-competitive pay programs, levels and practices. The criteria used to develop the peer group was updated from prior years to widen the revenue screen and add a market capitalization screen. These changes resulted in a peer group that is better aligned with Flex's size and that naturally evolves with Flex over time. In January 2020, FW Cook presented, and the Compensation and People Committee approved, 14 companies that are comparable to Flex as our compensation peers for fiscal year 2021 considering the following criteria:



Peer Group Criteria & Rationale

Public Company — Ensures market data availability.

United States Headquarters — Ensures labor market overlap.

Manufacturing with a Technology Focus[1] — Ensures alignment with industry practice.

Revenue — Ensures alignment with business size and complexity.

Market Cap — Market cap ensures alignment between LTI awards and the value of the Company's stock.

(1) Initial industry selection criteria focused on companies assigned to the following GICS codes: Hardware and Equipment (4520) and Capital Goods (2010). Additional selection criteria were:
- Emphasis on technology and electronics or other specialty manufacturers (rather than pure distributors); and
- Business-to-business technology, machinery, or electronic peripheral providers

Our peer group for fiscal year 2021 compensation decisions consisted of the following companies:

Arrow Electronics, Inc.	Jabil, Inc.	Synnex Corporation
Avnet, Inc.	PACCAR Inc	Textron
Corning Incorporated	Parker-Hannifin Corporation	Western Digital Corporation
Cummins Inc.	Sanmina Corporation	Xerox Holdings Corporation
Hewlett Packard Enterprise Company	Seagate Technology Plc	

The peer group revenue and market cap summary statistics, as of the time of the analysis, are shown below.





In addition to our peer group companies, the Compensation and People Committee reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Flex's compensation programs in the context of general compensation practices.

Fiscal Year 2021 Executive Compensation

Base Salary

The Compensation and People Committee typically reviews base salaries every year and makes recommendations to the Board of Directors about adjusting or maintaining salary levels to reflect competitive market data, individual performance, internal equity and promotions or changes in responsibilities. At the end of fiscal year 2020, in light of the uncertainty created by the effects of the COVID-19 pandemic and the Company's initiatives to reduce costs, the CEO and the other NEOs proposed, and the Compensation and People Committee and the Board of Directors approved, reductions of base salaries for our NEOs – by 50% for the CEO and by 30% for the other NEOs—during the first two quarters of fiscal year 2021.

The following table sets forth the base salaries of our NEOs for fiscal year 2021.

Name and Title	Annualized Base Salary for Fiscal Year 2020 ($)	Annualized Base Salary for Fiscal Year 2021 ($)	Percentage Change ($)	Actual Base Salary for Fiscal Year 2021 (with Reduction) ($)	Percentage Change (with Reduction)
Revathi Advaithi Chief Executive Officer	1,150,000	1,150,000	0%	862,500	-25%
Christopher Collier Chief Financial Officer	710,000	710,000	0%	603,500	-15%
Paul R. Lundstrom Chief Financial Officer	N/A	700,000	N/A	390,833	N/A
Francois P. Barbier President, Global Operations and Components	710,000	710,000	0%	603,500	-15%
Paul Humphries, President, Reliability Solutions	710,000	710,000	0%	603,500	-15%
Michael Hartung[1] President, Agility Solutions	N/A	700,000	N/A	514,023	N/A
Scott Offer Executive Vice President, General Counsel	629,200	629,200	0%	534,820	-15%

(1) Mr. Hartung was the only executive to receive an increase to his annualized salary. During fiscal year 2021, Mr. Hartung's salary was increased from $550,000 to $700,000 to align his salary to market and to recognize the increased responsibilities associated with his promotion to the role of President, Agility.

Incentive Bonus Plan

The Company cancelled the incentive bonus plan for the first half of fiscal year 2021. This decision was made as our fiscal year 2021 (which began on April 1, 2020) closely coincided with the global outbreak of the COVID-19 pandemic and peak uncertainty in the business environment and our ability to forecast financial performance. The bonus plan was restored for the second half of fiscal year 2021, and the incentive payouts were based entirely on achievement of the financial performance objectives listed below during those six months (with bonus opportunities set at 50% of the full year target amounts).

In designing the incentive bonus plan, our Chief Executive Officer and management team develop and recommend performance metrics and targets, which are reviewed and are subject to final approval by the Compensation and People Committee. Fiscal year 2021 corporate level performance metrics, weightings, and changes relative to fiscal year 2020 were as follows:

Metrics	Fiscal Year 2020 Weightings	Fiscal Year 2021 Weightings
Adjusted OP	30%	40%
Adjusted EPS	25%	None, removed
Adjusted FCF	25%	40%
Revenue Growth	20%	20%
Inventory Turnover (ITO)		Used as a modifier

The adjusted EPS metric was removed because it overlapped with adjusted OP. Concurrent with this change, we increased the weightings of adjusted OP and FCF to focus participants on meeting profit commitments and converting this profit into free cash flow by being efficient with working capital and inventory management. We added ITO as this is an area the Company was focused on improving in fiscal year 2021. The ITO metric incentivizes participants to focus on improving the efficiency of our capital spend (not tying it up in inventory) and minimizing inventory obsolescence risk. The ITO modifier could have added 5% to 20% to the aggregate payout achieved on other metrics, if the targeted ITO performance range had been achieved. Targeted performance range on this metric was not reached.

Adjusted OP acts as both a metric within the plan, and the overall funding metric of our global bonus program, as illustrated below. Adjusted OP achievement generates an enterprise-wide funding pool based on the same adjusted OP targets as used for the Corporate NEO bonus plan. To the extent corporate OP funding is either above or below the enterprise-wide payout, a corresponding adjustment is made to align the two. The funding generated by our OP achievement acts to ensure affordability and alignment to shareholder returns.



Performance for BU Presidents is measured at both the corporate and segment (business unit) levels, with a 50% weighting on each. The corporate performance is as defined above. The metrics for segment performance are segment OP and revenue, weighted equally. We reduced the weighting of segment results (from 100% in fiscal year 2020 to 50% in fiscal year 2021) to emphasize the importance of enterprise-wide performance, and to encourage a balanced approach between accountability for segment performance and cooperation across the enterprise.

The following table summarizes the key features of our fiscal year 2021 incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key short-term Company and business unit financial metrics	• Aligns executive incentives with performance • Rewards achievement of short-term objectives
Performance measures	• Revenue growth and adjusted OP at the Company and business unit level, and adjusted FCF and ITO at the company level • Weightings for these metrics are fixed, and measured at the corporate level for all executives and at the business unit level for business unit executives	• Emphasizes pay-for-performance by linking individual compensation to performance on metrics that are key drivers of shareholder value • Promotes accountability by tying payouts to achievement of minimum performance thresholds
Bonus payments	• Based entirely on achievement of financial performance objectives, with no individual performance component • Target bonus opportunities set at percentage of base salary, based on executive's level of responsibility • Annual bonuses range from 0% of target to a maximum of 200% of target (subject to elimination of first half bonuses for fiscal year 2021) • No payout awarded for any measure where threshold performance is not achieved • The Board, or the Compensation and People Committee if so delegated by the Board, has the authority to adjust bonus payouts if appropriate in the context of the Company's overall performance	• Reflects the Company's emphasis on pay-for-performance by linking individual compensation to financial performance • Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance thresholds

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures (adjusted OP and adjusted FCF) for our incentive bonus plan in fiscal year 2021. Using adjusted measures eliminates the distorting effect of certain unusual income or expense items. The adjusted performance measures are consistent with those used in our quarterly earnings releases. The adjustments were intended to align award payout opportunities with the underlying growth of our business and avoid misalignment in outcomes based on unusual items.

In calculating non-GAAP financial measures, we excluded certain items to make it easier to compare the Company's operating performance on a period-to-period basis because such items are not, in the Compensation and People Committee's view, related to the Company's ongoing operational performance. The non-GAAP measures are used to evaluate more accurately the Company's operating performance, to calculate return on investment, and to benchmark performance against competitors. For fiscal year 2021, non-GAAP adjustments consisted of excluding after-tax stock-based compensation expense; amortization of intangible, customer-related assets impairments; restructuring charges; the impact of adopting a new revenue standard; legal and other; interest and other, net; and other charges (income), net. All adjustments are subject to approval by the Compensation and People Committee to ensure that payout levels are consistent with performance. See Annex A to this proxy statement for a reconciliation of non-GAAP and GAAP financial measures.

Target Incentive Awards

Fiscal year 2021 bonus targets for the NEOs as a percent of base salary were not increased from fiscal year 2020 and are shown below.

Name and Title	Fiscal year 2021 Target Bonus (% of Salary)	Fiscal year 2021 Target[1] ($)
Revathi Advaithi Chief Executive Officer	150%	1,725,000
Christopher Collier[2] Chief Financial Officer	110%	0
Paul R. Lundstrom[3] Chief Financial Officer	110%	449,167
Francois P. Barbier President, Global Operations and Components	110%	781,000
Paul Humphries President, Reliability Solutions	110%	781,000
Michael Hartung President, Agility Solutions	100%	700,000
Scott Offer Executive Vice President, General Counsel	100%	629,200

(1) Targets shown exclude the impact of first half fiscal year 2021 temporary pay reductions.
(2) Mr. Collier resigned from his position with the Company prior to the payout of fiscal year 2021 bonuses. Under the terms of our bonus plan, due to the timing of his resignation, Mr. Collier was not eligible for payment of a fiscal year 2021 bonus.
(3) Target bonus value shown is pro-rated for Mr. Lundstrom's September 1, 2020 hire date.

Incentive Payouts for CEO, CFO, General Counsel and President, Global Operations and Components

The table below sets forth the payout opportunities that were available to Ms. Advaithi, and Messrs. Lundstrom, Barbier, and Offer based on different levels of corporate performance. These targets are considered rigorous and were validated within the context of analyst expectations. Bonuses for Messrs. Humphries and Hartung were based on the results of their respective business units.

No payout is made with respect to any metric if the threshold performance level is not achieved. Payouts at the maximum level for the annual bonus would require sustained strong performance.

Performance targets are determined based on Board-approved financial plans—both at company and business unit levels. Maximum payout levels were tied to "stretch" levels of performance.

Fiscal Year 2021 Short-Term Incentive Plan (Q3 and Q4)

		Payout (% of Target)					Actual Performance ($)	Actual Payout (% of Target)
	Weight	Threshold%[1]	95%	100%	105%	200%		
Revenue ($000s)	20%	$11,488	$12,362	$12,487	$12,612	$13,736	12,986	137%
Adjusted OP ($000s)	40%	$428	$562	$570	$579	$656	621	157%
Adjusted FCF ($000s)	40%	$178		$357		$535	424	138%

Actual Payout Based on Performance

(1) Threshold performance on the Revenue metric was 92% of target, which would result in 40% of target payouts. For the Adjusted OP metric, threshold performance was 75% of target, resulting in a payout of 10% of target. For the Adjusted FCF metric, threshold performance was 50% of target, resulting in a payout of 50% of target.

The targeted ITO performance was not reached and there was no modification based on this measure.

For fiscal year 2021, the Company's performance resulted in payouts as shown below:



The 113% adjusted OP funding factor was calculated based on funding achieved at 157% of target (based on adjusted OP performance above), and an enterprise-wide average payout before application of funding metric, of approximately 138%.

Incentive Payouts for Business Unit Presidents

We treat the business unit performance measures as confidential. As described above, 50% of the annual bonus for the business unit presidents was based on the results of their respective business units, evenly split between revenue and adjusted OP. The remaining 50% of the performance measure weighting, including the impact of the ITO modifier and the plan funding, was the same as for corporate executives outlined previously. The combination of these inputs resulted in a payout of 149% of target for Mr. Humphries, and 177% of target for Mr. Hartung.

Final Incentive Awards for the NEOs

The bonus payout levels for our NEOs were as follows:

Name	Fiscal Year 2021 Annual Incentive Bonus Target (Potential Bonus as a percentage of Base Salary)	Fiscal Year 2021 Annual Incentive Actual Bonus ($)	Fiscal Year 2021 Actual Annual Incentive Bonus as a Percentage of Full Year Target Bonus[1]
Revathi Advaithi	150%	1,419,503	82.3%
Christopher Collier[2]	110%	0	0%
Paul R. Lundstrom	110%	633,633	82.3%
Francois P. Barbier	110%	642,685	82.3%
Paul Humphries	110%	582,275	74.6%
Michael Hartung	100%	621,145	88.7%
Scott Offer	100%	517,769	82.3%

(1) Percentages shown are based on an unreduced salary and annual bonus target.
(2) Mr. Collier resigned from his position with the Company prior to the payout of fiscal year 2021 bonuses. Under the terms of our bonus plan, due to the timing of his resignation, Mr. Collier was not eligible for payment of a fiscal year 2021 bonus.

Long-Term Share-Based Incentive Compensation

In fiscal year 2021, the Board, upon the recommendation of the Compensation and People Committee, granted share-based long-term incentives to our senior executives as an incentive to maximize the Company's long-term performance and drive shareholder value creation. These long-term incentives are designed to align the interests of the NEOs with those of our shareholders and to give each NEO a significant incentive to manage the Company from the perspective of an owner with a direct stake in the business. Long-term equity awards are also intended to promote retention, as unvested shares are forfeited if an executive voluntarily leaves the Company.

Restricted Share Unit Awards (RSUs)

Fifty percent of each NEOs' share-based long-term incentive award is in the form of RSUs. Starting with fiscal year 2021 awards, these service-based RSUs vest in three equal installments on the first three anniversaries of the grant date, subject to continued employment. Payouts are made in shares, so the value of an RSU award goes up or down based on share price performance from the grant date, further aligning the interests of the executive with long-term shareholder value creation. Before an RSU vests, the holder has no ownership rights in our shares and is not entitled to dividends or dividend equivalents.

Notice & Proxy Statement

Annual Report

Shareholder Info

Performance Share Units (PSUs)

The other fifty percent of our NEOs' share-based long-term incentive awards (based on face value of the awards) is in the form of TSR-based PSUs. (The actual grant value mix may deviate somewhat from this 50/50 RSU/PSU split due to fluctuations in the Monte Carlo valuations for the TSR-based PSUs.) The Compensation and People Committee believes this allocation between RSUs and PSUs promotes retention, links long-term compensation to the Company's long-term performance and shareholder outcomes, and limits the dilutive effect of equity awards.

The PSU awards granted in fiscal year 2021 will be earned (or not) based upon Flex's percentile rank of TSR over a three-year period compared to the S&P 500 constituents. In prior years, our PSU awards used a point-to-point measurement of TSR over the entire three-year performance cycle. For fiscal year 2021, the Compensation and People Committee moved to three discrete measurement periods—of 12-, 24-, and 36- months—within each three-year cycle, as illustrated below. TSR PSU final payout will be based on the average payouts of these three performance periods.



The use of discrete measurement periods aims to minimize the potential impact of short-term share price volatility at the end of the performance period. The Compensation and People Committee believes this approach focuses NEOs on the achievement of sustainable long-term stockholder returns and provides a payout that is more reflective of the shareholder experience over the entire three-year cycle. Except in the event of an employee's death or disability, no portion of a PSU award is earned or distributed until the conclusion of the full three-year performance period.

The number of shares earned is dependent on the percentile rank achieved, within each of the 12-, 24- and 36- month periods, as shown below.



Note: Straight-line interpolation is used to determine shares earned when results are between targets.

Grants During Fiscal Year 2021

The Compensation and People Committee and the Board considered the following factors when determining the value of the 2021 NEO equity awards:

- Peer group compensation data for similarly situated executives;
- Future potential to contribute to the Company's growth and potential to grow in current role and expand scope of responsibility and contribution over time;
- Individual performance and internal equity; and
- Peer group data on annual share usage and overall shareholder dilution.

Long-Term Incentive Awards

The table below summarizes the approved PSU and service-based RSU awards granted to our NEOs in fiscal year 2021.

Executive Officer	Target TSR-Based PSUs (Shares)	Service-Based RSUs (Shares)	Target Total Equity Award Value ($)
Revathi Advaithi	345,303	345,304	7,499,992
Christopher Collier	129,673	129,673	2,816,498
Paul R. Lundstrom	135,622	316,455	4,999,972
Francois P. Barbier	100,550	100,550	2,183,946
Paul Humphries	100,550	100,550	2,183,946
Michael Hartung	55,248	55,249	1,199,997
Scott Offer	80,570	80,571	1,749,991

The target award values shown above vary from the values shown in the Summary Compensation Table because the accounting cost of our PSUs is based on a Monte Carlo valuation. The intended award value above was calculated as the target number of shares multiplied by the share price on the date of the grant. The actual value to be earned will depend on Flex's multi-year TSR performance versus the S&P 500 as well as its absolute TSR performance.

Payouts of Prior PSUs

The performance period for the TSR-based PSUs granted in fiscal year 2018 ended in fiscal 2021. The fiscal year 2018 TSR PSU grants measured our TSR versus the constituents of the S&P 500 from June 29, 2017 (the grant date) through June 29, 2020 (the performance period end), using a trailing 90-day average trading price for both the beginning and the end of the performance period. Our three-year TSR achievement of -42.4% over the performance period was below the 30th percentile threshold level, resulting in a 0% payout for this award.

Administration of Equity Award Grants

As a matter of good corporate governance, equity awards are not timed in relation to the release of material information.

Benefits

Non-qualified Deferred Compensation Awards

Each of the NEOs participates in the 2010 Deferred Compensation Plan (NQDC plan), intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. In addition to voluntary contributions, Flex makes annual awards to the NEOs under the NQDC plan; the key terms of which are summarized below.

NQDC Plan Design Element	Description

Annual Targeted Amount	• Target amount is 30% of each participant's base salary (for ongoing contributions).
	• Maximum amount is 37.5% of each participant's base salary, if the performance-based portion is funded at maximum.
	  • Subject to approval of Compensation and People Committee
	  • Subject to offsets for non-U.S. executives' pension and other benefits

Funding Basis	• 50% of the targeted funding (15% of salary at target) is based on the corporate funding level of the annual corporate bonus plan. • 50% of the targeted funding (15% of salary) is not tied to performance.
Vesting Schedule	• Flex's contributions, together with earnings on those contributions, will vest in full after four years, provided the participant remains employed by the Company.
Investment of Balances	• Deferred balances in a participant's account are deemed to be invested in hypothetical investments designated by the participant. • Investment options generally mirror those available under the Company's tax-qualified 401(k) plan. • The appreciation, if any, in the account balances is due solely to the performance of these underlying investments.
Distribution Options	• Vested balances may be distributed upon termination of employment either through a lump sum payment or in installments over a period of up to ten years, as elected by the participants. • Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

The deferred account balances are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of the Company's other general obligations.

Initial Company contributions are 50% of base salary and are not tied to Company performance. Thereafter, annual Company contributions are equal to 30% at target (37.5% at maximum) of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits). Mr. Barbier receives Company contributions to his French pension in lieu of deferred compensation contributions.

The Company may make an additional discretionary matching contribution in connection with voluntary deferrals to reflect limitations on our matching contributions under our 401(k) plan.

Company Deferred Compensation Awards for Fiscal 2021

For fiscal year 2021, Ms. Advaithi and Messrs. Collier, Humphries and Offer each received deferred cash awards with a value that averaged about 22.3% of their respective fiscal year 2020 base salaries. Mr. Hartung received a deferred cash award with a value of 14.9% of his fiscal year 2020 base salary. Mr. Lundstrom received his initial deferred cash contribution of 50% of his base salary in connection with his hiring.

Voluntary Contributions

Under the 2010 Deferred Compensation Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own deferrals at all times.

Additional Information

For additional information about the NEOs' contributions to their respective deferral accounts, Company contributions to the NEOs' deferral accounts, earnings on the NEOs' deferral accounts, withdrawals from the NEOs' deferral accounts, and deferral account balances as of the end of fiscal year 2021, see the section titled *"Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2021."*

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the NEOs. In fiscal year 2021, we paid the premiums on long-term disability insurance for all of our NEOs.

While Company aircraft are generally used for Company business only, under our Policy Regarding Use of Corporate Airplanes effective in fiscal year 2020, our Chief Executive Officer and Chief Financial Officer and their spouses and guests were permitted to use Company aircraft for personal travel if the aircraft were not needed for business purposes at the time.

Commencing in fiscal year 2021, our Chief Executive Officer and Chief Financial Officer and their spouses and guests are not permitted to use Company aircraft for personal travel.

Relocation Assignments

We agreed to reimburse documented and reasonable expenses that Ms. Advaithi incurred in her relocation to the San Francisco Bay Area where Flex is headquartered. In fiscal year 2021 these expenses consisted of a $140,505 reimbursement for home sale commission and associated expenses, $2,550 for car shipment, $435 for relocation management fees and a $158,351 tax equalization payment for federal and state income taxes imposed on these reimbursements, consistent with our standard relocation policy at the executive officer level. These expenses were incurred and reimbursed during September and October of 2020, and reimbursed by December of the same year, which was within 22 months of Ms. Advaithi's start date with the Company. These were the final expenses associated with Ms. Revathi's relocation. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

In accordance with our executive relocation policy, we agreed to reimburse documented and reasonable expenses that Mr. Lundstrom incurred in his relocation to the San Francisco Bay Area where Flex is headquartered. In fiscal year 2021 these expenses consisted of $29,649 for moving expenses, $17,185 for temporary housing, $6,305 for home purchase closing costs, $8,000 relocation allowance to cover miscellaneous expenses, and $57,910 tax equalization payment for federal and state income taxes imposed on these reimbursements, consistent with our standard relocation policy at the executive officer level. These were the final expenses associated with Mr. Lundstrom's relocation. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

The Company does not provide tax equalization payments in scenarios outside of a relocation, where in certain limited circumstances, in order for the executive to receive a true reimbursement of a relocation-related expense, such payments are necessary.

In connection with Mr. Barbier's international assignment to the Company's San Jose facility, we agreed to reimburse him for certain relocation expenses, including a housing allowance of $6,600 per month and an auto allowance of up to $1,200 per month. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table. For Mr. Barbier, the amount includes $163,458 in tax equalization payments related to his international assignment.

401(k) Plan; French Defined Contribution Pension Plan

Under our 401(k) Plan, all of our employees are eligible to receive matching contributions. We also offer annual discretionary matching contributions based on Company performance and other economic factors as determined at the end of the fiscal year. For fiscal year 2021, we elected not to make discretionary contributions on behalf of any NEO. We do not provide an excess 401(k) plan for our executive officers.

Mr. Barbier participates in defined contribution pension schemes mandated under French law. For fiscal year 2021, the Company made required contributions aggregating approximately $36,580 (this amount was converted into dollars from Euros based on the average exchange rate for the 2021 fiscal year) consistent with the terms of his international assignment. To avoid duplication of benefits, the Company's contributions to the defined contribution schemes mandated under French law on Mr. Barbier's behalf make Mr. Barbier ineligible for Company-paid non-qualified deferred compensation contributions (equal to 30% of base salary at target for other NEOs). Had Mr. Barbier been a participant in the Company-paid non-qualified deferred compensation program, his target contribution for fiscal year 2021 would have been approximately $213,000.

Other Benefits

Executive officers are eligible to participate in all of the Company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other U.S. employees, subject to applicable law.

Compensation Arrangements for Mr. Lundstrom

In connection with Mr. Lundstrom's appointment as Chief Financial Officer, we entered into an offer letter with Mr. Lundstrom on August 7, 2020. Key terms of the offer letter are as summarized below.

Regular Compensation Elements

Pay Element	Value	Note
Annual Base Salary	$700,000	Salary was subject to 30% salary reduction for the first half of fiscal year 2021 due to COVID-19-related economic uncertainty, in line with the treatment of other NEOs (other than the 50% reduction for the CEO)
Annual Bonus Target	110% of salary	Mr. Lundstrom became a participant in our fiscal year 2021 Bonus Plan at the same time as the other NEOs, when it was reintroduced for the second half of fiscal year 2021
Annual LTI Grant	$2,000,000	Annual LTI grant design is the same as for other NEOs in every respect, other than the grant date tied to commencement of employment
Deferred Compensation Plan – Initial, One-Time Company Contribution	$350,000 (50% of annualized salary)	Per the terms of our Deferred Compensation Plan, new executive officer hires are credited with an initial funding payment of 50% of salary, which cliff vests on the fourth anniversary of funding date
Deferred Compensation Plan – Annual Company Contribution	Target is 30% of base salary	Participation will be on the same terms as the other NEOs, as described in the section entitle "*Benefits*." Half of the 30% contribution target will be performance-based (tied to the funding of our bonus plan)

The total value of buy-out and inducement compensation elements listed below was significantly lower than the value of forfeited compensation at Mr. Lundstrom's prior employer as of the date of his resignation. The buy-out was delivered in the form of cash bonus and time-vested RSUs to offset Mr. Lundstrom's forfeiting of substantial incentive value at his prior employer which was not replaced by Flex.

Pay Element	Value	Purpose and Explanation
Cash Sign-on Bonus	$500,000	• Partial buy-out of compensation forfeited upon leaving prior employer • Mr. Lundstrom is required to repay this bonus, if, within 24 months of the employment commencement date, either he voluntarily terminates his employment with the Company (other than for "good reason") or the Company terminates his employment for "cause" (as such terms are defined in the Company's Executive Severance Plan)
RSUs	$2,500,000	• Partial buy-out of compensation forfeited upon leaving prior employer • RSUs vest in three equal annual installments, subject to continued employment through the vesting dates
TSR PSUs	$500,000	• Inducement to join the Company is 100% performance-based • The design of this award is the same as the TSR PSUs granted to the other NEOs, as described on page 62
Total	**$3,500,000**	

Mr. Lundstrom's termination benefits are the same as those of other NEOs.

Termination and Change of Control Arrangements

The NEOs are entitled to certain termination and change of control benefits. These benefits are described and quantified under the section titled *"Executive Compensation—Potential Payments Upon Termination or Change of Control."*

The Compensation and People Committee has adopted the Flex Ltd. Executive Severance Plan (the "Severance Plan"), which covers senior level employees of the Company, including all of the NEOs except the Chief Executive Officer, whose severance benefits were defined under a letter agreement entered into in connection with her hiring. Under the Severance Plan, in the event of a termination of employment by the Company without "cause" or by a participant for "good reason" (as each such term is defined in the Severance Plan), the participant will receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by the Company ("Transition Agreement"):

Severance Plan Termination Benefit	Description
Salary and Benefits Continuation	• Salary and benefits coverage continuation for duration of transition period provided in the Transition Agreement
Bonus Treatment	• Pro-rated portion of annual bonus, based on actual performance through the end of the performance period

Equity Vesting	• Time-vested and performance-based RSUs, PSUs, and deferred compensation awards continue vesting during the transition period
	• Following the transition period, accelerated vesting of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period.
	  • Continued vesting is subject to the participant's release of claims and compliance with post-termination covenants under the Transition Agreement
	  • All other unvested awards are forfeited

During the period when an NEO is transitioning out of his or her role, participants are required to discharge their transition duties and comply with other terms and conditions set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement, and cooperation provisions. Any violation of such obligations may result in cessation of benefits and trigger clawback rights of the Company.

Ms. Advaithi's employment may be terminated by Ms. Advaithi or the Company at any time, with or without "cause." Pursuant to the letter agreement entered into with Ms. Advaithi at her hiring, in the event that Ms. Advaithi terminates her employment for "good reason" or is terminated without cause, Ms. Advaithi would be entitled to receive, subject to execution and non-revocation of a standard release of claims, the benefits summarized below:

Termination Benefit	Description
Sign-On Compensation Acceleration	• Acceleration of sign-on equity and deferred compensation contribution
Cash Compensation Continuation	• Two years' continued payment of base salary and two years of her target annual bonus amount
Equity and Deferred Compensation Vesting	• Two years' continued vesting of outstanding equity awards and deferred compensation
Benefits Coverage	• Two years' continued benefits coverage
"Good Reason" Definition	• Material diminution in position, authority, duties or responsibilities; assignment of any duties materially inconsistent with status as an officer • Failure by the Company to obtain the written assumption of the Executive Severance Plan by a successor to the Company • Material reduction in target base salary and target bonus opportunity • Mandatory relocation of 50 miles or more

Notice & Proxy Statement

Annual Report

Shareholder Info

The following are the termination benefits applicable for all NEOs in the event of a change of control:

Termination Benefit	Description
Deferred Compensation Vesting	• Under our 2010 Deferred Compensation Plan, vesting of initial and annual awards will accelerate • Acceleration triggered only if employment is terminated without cause or by the executive for good reason within two years of the change of control (i.e., "double trigger" accelerated vesting)
Equity Vesting	• Under the terms of our equity incentive plans, unvested awards will automatically accelerate if not assumed or replaced by the acquirer on an economically equivalent basis (double trigger) • Under the terms of our equity plans, the Compensation and People Committee also has the ability to provide that certain awards may automatically accelerate upon an involuntary termination of service within a designated time period (not to exceed eighteen months) following a change of control

The Company reviewed and updated termination benefits applicable to all NEOs in the event of death, disability and retirement. The purpose of this review and resulting policy updates was to align treatment to current market norms, and in the case of retirement, to align participants' interests with the Company's need to ensure a smooth transition of their responsibilities. Updated provisions became effective starting with fiscal year 2021 RSU, PSU and NQDC awards, and are summarized below.

Termination Scenario	Description of RSU, PSU and NQDC Treatment
Death or Disability	• RSU and NQDC vesting will accelerate upon the occurrence of these events • PSU vesting will accelerate based upon actual TSR performance for completed periods during the measurement period and target TSR performance for unfinished periods during the measurement period, and pro-rated for length of time employed during the performance period.

Retirement	• Retirement is defined as:
	  • Sum of age and service credits is equal to at least 65
	  • Minimum length of service is 5 years
	  • Minimum age is 55
	• Unvested RSUs and NQDC would continue to vest, with PSUs vesting based on actual performance at the end of the performance cycle
	  • Unvested PSUs would be pro-rated for length of time employed during the performance period, and would continue to vest based on actual performance at the end of the performance cycle

Termination Arrangements for Mr. Collier

In connection with Mr. Collier's resignation, the Company and Mr. Collier entered into an Executive Transition Agreement, effective as of August 6, 2020. Pursuant to the Executive Transition Agreement, effective September 1, 2020, Mr. Collier was no longer an executive officer. Instead, he became a senior advisor to the Company's Chief Executive Officer and provided services related to the transition of duties to the new Chief Financial Officer and several key business initiatives for the period from September 1, 2020, through March 31, 2021 (the "Collier Transition Period").

 *Mr. Collier was not eligible for separation payments under the terms of the Company's Executive Severance Plan and all equity compensation awards that remained unvested upon the expiration of the Transition Period were forfeited.*

Mr. Collier received his base salary payable pursuant to the Company's standard payroll schedule during the Collier Transition Period, but he was not eligible for an annual bonus with respect to fiscal year 2021. Mr. Collier's outstanding equity awards continued to vest during the Collier Transition Period in accordance with their terms. All equity compensation awards that remained unvested upon the expiration of the Transition Period were forfeited. The Executive Transition Agreement provides that Mr. Collier will be subject to perpetual confidentiality and non-disparagement covenants, and includes a general release and a customary cooperation provision. Mr. Collier was not eligible for separation payments under the terms of the Company's Executive Severance Plan based on his resignation from the Company.

Termination Arrangements for Mr. Humphries

Mr. Humphries announced his retirement effective November 30, 2020. In connection with his retirement, Mr. Humphries entered into an Executive Transition Agreement with the Company, effective November 26, 2020. Pursuant to the Executive Transition Agreement, Mr. Humphries was no longer an executive officer but remained an employee of the Company and provided services related to the transition of his duties through March 31, 2021 (the "Humphries Transition Period").

Mr. Humphries received his base salary payable pursuant to the Company's standard payroll schedule during the Humphries Transition Period. The Executive Transition Agreement provides that Mr. Humphries will be subject to perpetual confidentiality and non-disparagement covenants, and includes a general release and a customary cooperation provision. Mr. Humphries was not eligible for separation payments, nor was he provided any preferential vesting of outstanding equity compensation.

Due to Mr. Humphries's retirement eligibility, and independent of the terms of the Executive Transition Agreement, on March 31, 2021, he was eligible for and received a bonus payment based on actual performance under the Company's fiscal year 2021 incentive bonus plan pursuant to the Company's bonus policy. Mr. Humphries was also eligible for continued vesting of his deferred compensation award that was granted in July 2020 pertaining to fiscal year 2020 under the Company's deferred compensation plan. His PSU awards were prorated through his service end date and will be paid out based on performance at the end of the original performance periods. Mr. Humphries's fiscal year 2021 RSU award will continue vesting in accordance with the terms of the award. All other RSU and NQDC awards that remained unvested at the expiration of the Humphries Transition Period were forfeited.

Actual termination benefits received by Mr. Humphries are disclosed in *"Executive Compensation—Potential Payments Upon Termination or Change of Control"* below.

Executive Share Ownership Guidelines

We maintain robust share ownership guidelines in order to closely align the interests of management with those of our shareholders. The ownership guidelines for our NEOs are summarized below.

Ownership Guideline Design Element	Description
Targeted Ownership Value	• CEO – 6x salary • CFO – 3.5x salary • Other NEOs – 2.5x salary
Forms of Ownership Counted Toward Guideline	• All Ordinary Shares held outright by our executives • Unvested service-based RSUs
Compliance Period	• 5 years for new hires or newly promoted executives • If an executive's stock ownership requirement is increased, a three-year compliance transition period will be provided to acquire the incremental shares

Our Nominating and Corporate Governance Committee monitors the share ownership of management. The Company has determined that the NEOs either are in compliance or are on target to be in compliance with the applicable ownership requirements by the applicable deadline.

Executive Incentive Compensation Recoupment Policy

Our Executive Incentive Compensation Recoupment Policy covers our executive officers and the direct reports of our Chief Executive Officer, and applies to bonuses or awards under the Company's short- and long-term incentive plans, awards under our equity incentive plans, and contributions under our deferred compensation plans where the contributions are based on the achievement of financial results. In the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement, the Board will have discretion to recoup incentive compensation of any covered officer if and to the extent the amount of compensation that was paid or that vested would have been lower if the financial results had been properly reported. In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Board also may seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Board will have discretion to cancel outstanding equity awards where the financial results that were later restated were considered in granting such awards. The Board may seek recoupment only in cases where the restatement occurs within 36 months of the publication of the audited financial statements that are restated.

Hedging and Pledging Policy

Our insider trading policy prohibits short-selling, trading in options or other derivatives on our shares, and engaging in hedging transactions by all employees (including executive officers) and directors. Our insider trading policy also prohibits using our shares as collateral for margin accounts or pledging our shares as collateral for loans.

Compensation Risk Assessment

With the assistance of FW Cook, the Compensation and People Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Compensation and People Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Compensation and People Committee noted the following features:

- The Company's pay levels are generally aligned with market pay levels.
- The Company's compensation programs utilize best practices designed to mitigate risk, including:
  - Balanced mix of short-term cash and long-term equity pay;
  - Incentive programs that pay out based on a mix of performance metrics over varying time frames;
  - Long-term incentive program that includes both service-based RSUs and performance-based PSUs;
  - Incentive programs that have payout caps and reasonable leverage;
  - Share ownership guidelines and anti-hedging/pledging policies that encourage long-term equity ownership;
  - Compensation and People Committee having the ability to exercise discretion over formulaic incentive plan outcomes; and
  - Board-adopted, incentive compensation recoupment policy.

Executive Compensation

The following table sets forth the fiscal years 2019, 2020 and 2021 compensation for:

- Revathi Advaithi, our Chief Executive Officer;
- Christopher Collier, our former Chief Financial Officer;
- Paul R. Lundstrom, our Chief Financial Officer; and
- Francois P. Barbier, Paul Humphries, Michael Hartung, and Scott Offer.

The executive officers included in the Summary Compensation Table are referred to in this proxy statement as our NEOs. A detailed description of the plans and programs under which our NEOs received the following compensation can be found in the section titled "*Compensation Discussion and Analysis*" of this proxy statement. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[5]	Bonus ($)[6]	Share Awards ($)[7]	Non-Equity Incentive Plan Compensation ($)[8]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[9]	All Other Compensation ($)[10]	Total ($)
Revathi Advaithi Chief Executive Officer[1]	2021	862,500	—	8,970,983	1,419,503	—	317,264	11,570,250
	2020	1,150,000	—	8,566,406	843,698	—	252,827	10,812,931
	2019	165,865	3,000,000	1,999,995	234,792	—	118,113	5,518,765
Christopher Collier Chief Financial Officer[2]	2021	603,500	205,998	3,368,905	—	8,275	15,219	4,201,897
	2020	707,500	283,685	3,216,965	381,987	—	57,681	4,647,818
	2019	700,000	279,966	5,349,008	512,849	90,201	79,222	7,011,246
Paul R. Lundstrom Chief Financial Officer[3]	2021	390,833	500,000	5,550,597	633,633	—	127,610	7,202,673
Francois P. Barbier President, Global Operations and Components	2021	603,500	—	2,612,289	642,685	151,598	361,865	4,371,937
	2020	710,000	—	2,494,472	381,987	—	433,362	4,019,821
	2019	710,000	—	5,194,693	520,176	23,717	422,750	6,871,336
Paul Humphries President, High Reliability Solutions[4]	2021	603,500	243,099	2,612,289	582,275	1,291,305	14,024	5,346,492
	2020	710,000	278,411	2,494,472	177,459	—	13,528	3,673,870
	2019	710,000	288,532	5,194,693	815,264	66,465	13,476	7,088,430
Michael Hartung President, Agility Solutions	2021	514,023	—	1,435,354	621,145	—	17,000	2,587,522
Scott Offer Executive Vice President, General Counsel	2021	534,820	—	2,093,219	517,769	20,610	14,496	3,180,914
	2020	623,150	—	1,998,820	307,742	20,393	12,368	2,962,473
	2019	559,116	—	4,514,224	370,803	—	14,115	5,458,258

(1) Ms. Advaithi was appointed Chief Executive Officer effective February 11, 2019, approximately one and a half months before the end of the fiscal year 2019.

(2) Mr. Collier resigned from his position of Chief Financial Officer effective September 1, 2020.

(3) Mr. Lundstrom was appointed as Chief Financial Officer effective September 1, 2020.

(4) Mr. Humphries retired from his position of President, Reliability Solutions effective November 30, 2020.

(5) Includes amounts contributed by executive to deferred compensation plan and 401(k) savings plan accounts.

(6) This column shows (except with respect to Ms. Advaithi and Mr. Lundstrom) the unvested portion of deferred compensation accounts that vested during these respective fiscal years. For additional information about the Company's deferred compensation arrangements, see the section titled "Compensation Discussion and Analysis—Deferred Compensation Awards" of this proxy statement and the discussion under the section titled "Nonqualified Deferred Compensation in Fiscal Year 2021" of this proxy statement. The amount shown for Ms. Advaithi for fiscal year 2019 is a sign-on bonus paid upon commencement of employment with Flex. The amount shown for Mr. Lundstrom for fiscal year 2021 is a sign-on bonus paid upon commencement of employment with Flex, which he is required to repay, if, within 24 months of the employment commencement date, either he voluntarily terminates his employment with the Company (other than for "good reason") or the Company terminates his employment for "cause" (as such terms are defined in the Company's Executive Severance Plan).

(7) Share awards consist of service-based RSUs and TSR PSUs. The amounts in this column do not reflect compensation actually received by the NEOs, nor do they reflect the actual value that will be realized by the NEO. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2019, 2020 and 2021, calculated in accordance with FASB ASC Topic 718. The TSR PSUs included in this column are at the target number of shares as follows for fiscal year 2021: 345,303 PSUs, or $5,220,981 for Ms. Advaithi; 129,673 PSUs, or $1,960,656 for Mr. Collier; 135,622 PSUs, or $2,050,605 for Mr. Lundstrom; 100,550 PSUs, or $1,520,316 for Mr. Barbier; 100,550 PSUs, or $1,520,316 for Mr. Humphries; 55,248 PSUs, or $835,350 for Mr. Hartung; and 80,570 PSUs, or $1,218,218 for Mr. Offer.

For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2021.

(8) The amounts in this column represent incentive cash bonuses earned in fiscal year 2021. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2021 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(9) The amounts in this column represents the above-market earnings on the vested portions of the nonqualified deferred compensation account of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the vested portion of the NEOs' deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2021 table of this proxy statement for additional information.

(10) The following table provides a breakdown of compensation included in the "All Other Compensation" column for fiscal year 2021:

Name	Pension/ Savings Plan Company Match Expenses/ Social Security ($)[1]	Medical/ Enhanced Long-Term Disability ($)[2]	Relocation/ Expatriate Assignment Expenses ($)[3]	Tax Reimbursements ($)[4]	Other ($)	Total ($)
Revathi Advaithi	12,458	2,965	143,490	158,351	—	317,264
Christopher Collier	13,132	2,087	—	—	—	15,219
Paul R. Lundstrom	7,000	1,560	61,140	57,910	—	127,610
Francois P. Barbier	36,580	38,678	93,600	193,007	—	361,865
Paul Humphries	11,548	2,476	—	—	—	14,024
Michael Hartung	14,968	2,032	—	—	—	17,000
Scott Offer	11,531	2,965	—	—	—	14,496

(1) The amounts in this column represent the Company's regular employer matching contributions to the 401(k) saving plan accounts for Ms. Advaithi and Messrs. Collier, Lundstrom, Humphries, Hartung and Offer. In the case of Mr. Barbier, it represents Company contributions to the mandatory social security programs under applicable French law. Amounts for Mr. Barbier have been converted into dollars from Euros based on the average exchange rate for the 2021 fiscal year.

(2) The amounts in this column represent the Company's contribution to the executive long-term disability program, which provides additional benefits beyond the basic employee long-term disability program. An amount equal to $36,147 represents medical and accidental death and disability premiums paid for Mr. Barbier for his French benefits. The amount was converted into dollars from Euros based on the average exchange rate for the 2021 fiscal year.

(3) These amounts represent the costs associated with Ms. Advaithi's, Mr. Lundstrom's and Mr. Barbier's respective relocation and commuting to the Company's San Jose facility. The relocation amounts for Ms. Advaithi represent home sale expenses of $140,505, automobile shipment of $2,550 and a relocation management fee of $435. The relocation and commuting amounts for Mr. Lundstrom represent home purchase expenses of $6,305, household goods shipment of $29,649, temporary living expenses of $17,185 and miscellaneous allowance of $8,000. The relocation amounts for Mr. Barbier represent housing allowances of $79,200 and vehicle allowances of $14,400.

(4) For Mr. Barbier, the amount includes reimbursement of $163,458 for the incremental taxes due as a result of his relocation to the Company's San Jose facility, $24,947 for taxes dues on tax preparation fees and $4,602 for the payment of Basic Social Security (which amount was converted into dollars from Euros based on the average exchange rate for the 2021 fiscal year). See the section titled "Compensation Discussion and Analysis—Benefits—Executive Perquisites" of this proxy statement.

Grants of Plan-Based Awards in Fiscal Year 2021

The following table presents information about non-equity incentive plan awards and RSU and PSU awards that we granted in our 2021 fiscal year to our NEOs. We did not grant any stock options to our NEOs during our 2021 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Share Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Share Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Revathi Advaithi	6/03/2020				86,325	345,303	690,606		5,220,981
	6/03/2020							345,304	3,750,001
		431,250	862,500	1,725,000					
Christopher Collier	6/03/2020				32,418	129,673	259,346		1,960,656
	6/03/2020							129,673	1,408,249
		195,250	390,500	781,000					
Paul R. Lundstrom	9/15/2020				11,301	45,207	90,414		683,530
	9/15/2020				22,603	90,415	180,830		1,367,075
	9/15/2020							226,039	2,499,991
	9/15/2020							90,416	1,000,001
		192,500	385,000	770,000					
Francois P. Barbier	6/03/2020				25,137	100,550	201,100		1,520,316
	6/03/2020							100,550	1,091,973
		195,250	390,500	781,000					
Paul Humphries	6/03/2020				25,137	100,550	201,100		1,520,316
	6/03/2020							100,550	1,091,973
		195,250	390,500	781,000					
Michael Hartung	6/03/2020				13,812	55,248	110,496		835,350
	6/03/2020							55,249	600,004
		175,000	350,000	700,000					
Scott Offer	6/03/2020				20,142	80,570	161,140		1,218,218
	6/03/2020							80,571	875,001
		157,300	314,600	629,200					

(1) These amounts show the range of possible payouts under our cash incentive programs for fiscal year 2021. The amounts correspond to the range of possible payouts under the incentive bonus plan. The targets reflect that the bonus plan was eliminated for the first half of the fiscal year. The maximum payment represents 200% of the target payment. The threshold payment represents 50% of target payout levels. For the annual incentive bonus plan, the amounts actually earned for fiscal year 2021 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2021 Executive Compensation—Incentive Bonus Plan*" of this proxy statement.

(2) These rows show the range of estimated future vesting of TSR PSUs granted in fiscal year 2021 under our 2017 Plan. The TSR PSUs cliff vest after three years, with vesting based on the percentile rank of the Company's TSR relative to the return of the S&P 500 Index. The maximum payout for each executive officer represents 200% of the target payout. The threshold payout for each NEO represents 25% of target payout levels. For additional information, see the section titled "*Compensation Discussion and Analysis—Fiscal Year 2021 Executive Compensation—Long-Term Share- Based Incentive Compensation*" of this proxy statement.

(3) Shows the number of service-based RSUs granted in fiscal year 2021 under our 2017 Plan. For each NEO, the RSUs vest in three annual installments at a rate of 33% per year, provided that the executive continues to remain employed on the vesting dates. For additional information, see the section titled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation—Grants During Fiscal Year 2021*" of this proxy statement.

(4) This column shows the grant date fair value of service-based RSUs and TSR PSUs, at the target level, under FASB ASC Topic 718 granted to our NEOs in fiscal year 2021. The grant date fair value is the amount that we will expense in our financial statements over the awards' vesting schedule. For service-based RSUs, the grant date fair value is the closing price of our Ordinary Shares on the grant date. For TSR PSUs where vesting is contingent on meeting a market condition, the grant date fair value was calculated using a Monte Carlo simulation. Additional information on the valuation assumptions is included in Note 5 of our audited consolidated financial statements, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2021.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table presents information about outstanding share awards held by our NEOs as of March 31, 2021. The table shows information about: (i) service-based RSUs and (ii) PSUs.

The market value of the share awards is based on the closing price of our Ordinary Shares as of March 31, 2021, which was $18.31. For PSUs, the number of unearned shares and the market values shown assume all performance criteria are met at either threshold, or target, depending on performance through March 31, 2021. For additional information on our equity incentive programs, see the section titled "*Compensation Discussion and Analysis—Long-Term Share-Based Incentive Compensation*" of this proxy statement.

	Share Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Revathi Advaithi	65,104(3)	1,192,054	—	—
	292,969(3)	5,364,262	781,250(11)	14,304,688
	345,304(3)	6,322,516	690,606(12)	12,644,996
Christopher Collier	21,038(4)	385,206	—	—
	41,153(4)	753,511	82,306(10)	1,507,023
	110,020(4)	2,014,466	293,384(11)	5,371,861
	129,673(4)	2,374,313	259,346(12)	4,748,625
Paul R. Lundstrom	316,455(5)	5,794,291	271,244(12)	4,966,478
Francois P. Barbier	19,446(6)	356,056	—	—
	38,450(6)	704,020	76,899(10)	1,408,021
	85,311(6)	1,562,044	227,494(11)	4,165,415
	100,550(5)	1,841,071	201,100(12)	3,682,141
Paul Humphries	19,656(7)	359,901	—	—
	38,450(7)	704,020	76,899(10)	1,408,021
	85,311(7)	1,562,044	227,494(11)	4,165,415
	100,550(7)	1,841,071	201,100(12)	3,682,141
Michael Hartung	3,443(8)	63,041	—	—
	7,138(8)	130,697	14,275(10)	261,375
	21,778(8)	398,755	58,074(11)	1,063,335
	55,249(8)	1,011,609	110,496(12)	2,023,182
Scott Offer	13,388(9)	245,134	—	—
	26,188(9)	479,502	52,376(10)	959,005
	68,360(9)	1,251,672	182,290(11)	3,337,730
	80,571(9)	1,475,255	161,140(12)	2,950,473

(1) This column includes TSR PSUs granted in fiscal years 2019, 2020 and 2021 under our 2017 Plan, where vesting is based on the Company's TSR relative to the return of the S&P 500 Index.

(2) The projected payout for the TSR PSUs for the 2018-2021 cycle is shown at target. The projected payouts for the TSR PSUs for the 2019-2022 and 2020-2023 cycles are reported at maximum.

(3) 65,104 will vest on February 11, 2022; 292,969 shares vest at a rate of 97,656 shares per year for three years, with the first vesting date on June 11, 2021; and 345,304 shares vest at a rate of 115,101 shares per year for three years, with the first vesting date on June 3, 2021.

(4) 21,038 vest on June 29, 2021; 41,153 shares vest at a rate of 20,576 shares per year for two years, with the first vesting date on June 19, 2021; 110,020 shares vest at a rate of 36,673 shares per year for three years, with the first vesting date on June 11, 2021; and 129,673 shares vest at a rate of 43,224 shares per year for three years, with the first vesting date on June 3, 2021. Mr. Collier resigned from his position of Chief Financial Officer effective September 1, 2020, and the unvested shares were forfeited upon the end of his transition date on March 31, 2021.

(5) 316,455 shares vest at a rate of 105,485 shares per year for three years, with the first vesting date on September 15, 2021.

(6) 19,446 shares vest on June 29, 2021; 38,450 shares vest at a rate of 19,225 shares per year for two years, with the first vesting date on June 19, 2021; 85,311 shares vest at a rate of 28,437 shares per year for three years, with the first vesting date on June 11, 2021; and 100,550 shares vest at a rate of 33,516 shares per year for three years, with the first vesting date on June 3, 2021.

(7) 19,656 shares vest on June 29, 2021; 38,450 shares vest at a rate of 19,225 shares per year for two years, with the first vesting date on June 19, 2021; 85,311 shares vest at a rate of 28,437 shares per year for three years, with the first vesting date on June 11, 2021; and 100,550 shares vest at a rate of 33,516 shares per year for three years, with the first vesting date on June 3, 2021. Mr. Humphries retired from his position of President, Flex Reliability Solutions effective November 30, 2020. The unvested shares granted prior to June 3, 2020 forfeited upon the end of his transition date on March 31, 2021. The awards granted on June 3, 2020 will continue to vest per the retirement clause in the award agreement.

(8) 3,443 shares vest on June 29, 2021; 7,138 shares vest at a rate of 3,569 shares per year for two years, with the first vesting date on June 14, 2021; 21,778 shares vest at a rate of 7,259 shares per year for three years, with the first vesting date on June 14, 2021; and 55,249 shares vest at a rate of 18,416 shares per year for three years, with the first vesting date on June 3, 2021.

(9) 13,388 shares vest on June 29, 2021; 26,188 shares vest at a rate of 13,094 share per year for two years, with the first vesting date on June 19, 2021; 68,360 shares vest at a rate of 22,787 per year for three years, with the first vesting date of June 11, 2021; and 80,571 shares vest at a rate of 26,857 shares per year for three years, with the first vesting date on June 3, 2021.

(10) Shares vest on June 19, 2021 assuming a target payout.

(11) Shares vest on June 11, 2022 assuming a maximum payout.

(12) Shares vest on June 3, 2023 assuming a maximum payout.

Shares Vested in Fiscal Year 2021

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards in the form of RSUs and PSUs during fiscal year 2021 and the value realized, in each case before payment of any applicable withholding tax and broker commissions. There were no option exercises by our NEOs in 2021 and the NEOs do not hold any unexercised options.

	Share Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Revathi Advaithi	162,760	2,237,462
Christopher Collier	374,946	5,669,309
Paul R. Lundstrom	—	—
Francois P. Barbier	363,007	5,547,629
Paul Humphries	363,621	5,553,971
Michael Hartung	18,270	189,126
Scott Offer	366,712	5,850,635

(1) The amounts in this column reflect the aggregate dollar amount realized upon the vesting of RSUs determined by multiplying the number of Ordinary Shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension Benefits in Fiscal Year 2021

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified Deferred Compensation in Fiscal Year 2021

Each of our NEOs participates in our 2010 Deferred Compensation Plan, except for Mr. Barbier, who no longer participates in this plan. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Beginning in fiscal year 2011, we replaced our existing deferred compensation plans with the 2010 Deferred Compensation Plan. Under the 2010 plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The Company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Under this plan, we may also make annual contributions, in amounts up to 37.5% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years. For these annual contributions, 50% of the funding is paid as a percent of base salary and the remaining 50% is performance-based, up to a maximum of 150%. This aligns to the distribution of performance and time-based elements in our long-term compensation programs. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 Deferred Compensation Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

Under each of our deferred compensation plans, we entered into trust agreements providing for the establishment of irrevocable trusts into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in deferred compensation plans are unfunded and unsecured obligations of the Company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of the NEOs and their vesting terms, including vesting upon the executive's termination or a change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2021 Executive Compensation—Deferred Compensation Awards*" of this proxy statement and "*Executive Compensation—Potential Payments Upon Termination or Change of Control*" below.

The following table presents information for fiscal year 2021 about: (i) contributions to the NEOs deferred compensation plan accounts by the executive; (ii) contributions to the NEOs' deferred compensation plan accounts by the Company; (iii) aggregate earnings (or losses) on the deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from the deferred compensation plan accounts; and (v) the deferred compensation plan account balances as of the end of the fiscal year. For fiscal year 2021, Ms. Advaithi and Messrs. Collier, Humphries and Offer each received deferred cash awards with a value that averaged about 22.3% of their respective 2020 base salaries. Mr. Hartung received a deferred cash award with a value of 14.9% of his 2020 base salary. Mr. Lundstrom received his initial deferred cash contribution of 50% of his base salary in connection with his hiring.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year-End ($)[4]
Revathi Advaithi	—	256,870	74,737	—	2,351,688
Christopher Collier	95,497	158,589	94,470	549,351	3,459,782
Paul R. Lundstrom	—	350,000	23,054	—	373,054
Francois P. Barbier[5]	—	—	170,596	—	1,147,872
Paul Humphries	88,729	158,589	1,609,376	1,101,793	5,565,544
Michael Hartung	—	53,335	334	57,564	239,330
Scott Offer	65,731	140,541	87,259	—	923,239

(1) Reflects the salary payments deferred by our NEOs during the fiscal year. These amounts are included in the Summary Compensation Table under the "Salary" and "Bonus" columns, as applicable.

(2) These amounts represent contributions under the 2010 deferred compensation plan. These awards cliff vest after four years. None of these awards have vested under this plan as of March 31, 2021. These amounts, including any earnings or losses thereon, will be reported under the "Bonus" column of the Summary Compensation Table upon vesting in future years if the executive continues to be a NEO. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or change of control of the Company, see the sections titled "*Compensation Discussion and Analysis—Fiscal Year 2021 Executive Compensation—Deferred Compensation Awards*" of this proxy statement and "*Executive Compensation—Potential Payments Upon Termination or Change of Control.*"

(3) Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive's deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive's deferred compensation account(s) is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table. Any earnings that vest in a given year are reported in the "Bonus" column in the Summary Compensation Table.

(4) The amounts in this column have previously been reported in the Summary Compensation Table for this and prior fiscal years as follows: Christopher Collier—$2,550,637; Francois P. Barbier—$1,241,756; and Paul Humphries—$3,064,819, and Scott Offer—$20,610. The amounts in this column include the following unvested balances related to the respective 2010 deferred compensation plan account of the NEOs: Revathi Advaithi—$2,351,688; Christopher Collier—$446,568; Paul R. Lundstrom—$373,054; Paul Humphries—$435,082; Michael Hartung—$239,330 and Scott Offer—$682,502.

(5) Mr. Barbier does not participate in the 2010 Deferred Compensation Plan. The information in the table reflects earnings on the account balance of his senior management plan account.

Potential Payments Upon Termination or Change of Control

As described in the section titled "*Compensation Discussion and Analysis*" of this proxy statement, our NEOs do not have employment agreements with us. Our NEOs are eligible for certain termination and change of control benefits under our Executive Severance Plan, the 2010 Deferred Compensation Plan and under our equity incentive plans. Additionally, severance benefits for Ms. Advaithi were included in her employment offer letter.

Acceleration of Vesting of Deferred Compensation

If the employment of any participant in the 2010 Deferred Compensation Plan is involuntarily terminated by the Company without cause or is terminated by the executive with good reason within two years following a change of control (as defined in the 2010 Deferred Compensation Plan), the entire unvested portion of the deferred compensation account of the NEO will vest.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each NEO as of March 31, 2021 is listed above in the Outstanding Equity Awards at 2021 Fiscal Year-End table. All unvested outstanding equity awards held by our NEOs at the end of fiscal year 2021 were granted under the 2010 Plan and 2017 Plan, which provide certain benefits to plan participants in the event of the termination of such participant's employment or a change of control of the Company. The terms of these benefits are described below.

Treatment of Certain Awards Upon Retirement

Subject to any waiver by the Compensation and People Committee, all unvested RSU awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the Company for any reason. However, certain award agreements for TSR PSUs granted under our 2017 Plan prior to June 2020 provide that if a plan participant ceases to provide services to the Company due to a qualifying retirement (meaning a voluntary termination of service after the participant has attained the age of sixty (60) years and completed at least ten (10) years of service as an employee of the Company), then the award will not terminate and a pro-rata number of shares subject to the award shall be issued to the participant upon the vesting of the award agreement pursuant to the original performance criteria. Also, certain award agreements for RSUs and TSR PSUs granted under our 2017 Plan starting in June 2020 provide that if a plan participant ceases to provide services to the Company due to a qualifying retirement (meaning a voluntary termination of service after the participant has attained the age of fifty-five (55) years; completed at least five (5) years of service as an employee of the Company; and the sum of age and service is equal to at least 65), then the award will not terminate. RSUs would continue to vest, and a pro-rata number for the length of time employed during the performance period shall be issued to the participant at the end of the performance cycle for TSR PSUs. At the current time, Messrs. Barbier and Humphries are the only NEOs that satisfy the retirement criteria.

Treatment of Certain Awards Upon Death or Disability

Certain award agreements for RSUs and TSR PSUs granted under our 2017 Plan starting in June 2020 provide that if a plan participant ceases to provide services to the Company due to death or disability, then the awards will accelerate after the qualifying termination. RSUs will immediately vest. TSR PSUs will be pro-rated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

Double-Trigger Vesting Upon a Change of Control

Our equity incentive plans are "double trigger" plans, meaning that unvested RSU awards vest immediately only if (i) there is a change of control of the Company and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by the Compensation and People Committee as described below, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change of control.

Under the terms of the 2010 Plan and the 2017 Plan (together, the "Plans"), unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a change of control of the Company (as defined in the Plans) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the Plans are assumed or continued after a change of control, the Compensation and People Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If the Compensation and People Committee so determines, immediately upon an involuntary termination of service following a change of control all forfeiture restrictions on such award will lapse.

2019 Executive Severance Plan

On January 17, 2019, the Compensation and People Committee adopted the Flex Ltd. Executive Severance Plan (the "Severance Plan"). The Severance Plan covers senior level employees of the Company, including the Company's Chief Financial Officer and other NEOs, but not including the Company's Chief Executive Officer. Under the Plan, in the event of a termination of employment by the Company without "cause" or by a participant for "good reason" (each such term as defined in the Plan), the participant will receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by the Company ("Transition Agreement"):

● continuation of base salary and benefits coverage during the transition period provided in the Transition Agreement and pro rata payment of annual bonus;

● continued vesting of RSUs, PSUs and deferred compensation awards during the transition period; and

● following the transition period, accelerated vesting of RSUs and deferred compensation awards that would have vested during the one-year period following the transition period.

During the transition period, the participant will be required to discharge his or her transition duties and comply with other terms and conditions to be set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement and cooperation provisions. Any violation of such obligations may result in cessation of benefits and clawback rights of the Company.

There are no tax gross-ups in the severance plan.

CEO Severance Benefits
Pursuant to the terms of the CEO offer letter, dated February 11, 2019, in the event of a termination of employment by the Company without "cause" or by the CEO for "good reason" (each such term as defined in the Severance Plan), the CEO will receive the following benefits:

● continuation of base salary, target bonus and benefits coverage for 24 months;

● 2 years continued vesting on outstanding RSUs, PSUs, and deferred compensation awards; and

● subject to execution of a release agreement, accelerated vesting and immediate payment of sign-on compensation (cash bonus, deferred compensation contribution, and sign-on equity RSU award).

Potential Payments Upon Termination or Change of Control as of March 31, 2021

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO as a result of (i) the accelerated vesting of deferred compensation in the case of a change of control with a termination of employment and (ii) the accelerated vesting of restricted and performance share unit awards in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control, (iii) involuntary termination without cause or voluntary termination for good reason under the Company's Severance Plan, (iv) retirement, or (v) death or disability. Mr. Collier voluntarily terminated from the Company on September 1, 2020 and under the terms of applicable plans was not eligible for any termination benefits. Mr. Humphries retired from the Company on November 30, 2020 and remained on as an advisor through March 31, 2021. Under the terms of the applicable plans, he was therefore not eligible for termination benefits for any other scenario outside of retirement.

Calculations for this table assume that the triggering event took place on March 31, 2021, the last business day of fiscal year 2021, and are based on the price per share of our Ordinary Shares on such date, which was $18.31. The following table does not include potential payouts under our NEOs' nonqualified deferred compensation plans relating to vested benefits.

Name	Change in Control with Termination ($)	Change in Control and No Assumption of Award[1] ($)	Involuntary Termination without Cause or Voluntary Termination for Good Reason[2] ($)	Retirement[3] ($)	Death or Disability ($)[4]
Revathi Advaithi					
Base Salary Continuation[5]	2,300,000	—	2,300,000	—	—
Benefits Continuation[5]	44,381	—	44,381	—	—
Bonus Payments[5]	3,450,000	—	3,450,000	—	1,419,503
Vesting of Deferred Compensation[5][6]	2,351,688	—	2,094,764	—	256,924
Vesting of Service-based RSUs[5]	8,983,216	12,878,833	8,983,216	—	6,322,516
Vesting of Performance-based RSUs	7,152,344	13,474,842	7,152,344	—	—
Pro Rata Vesting of PSUs	—	—	—	—	1,737,949
Total	**24,281,629**	**26,353,675**	**24,024,705**	**—**	**9,736,892**

Name	Change in Control with Termination ($)	Change in Control and No Assumption of Award[1] ($)	Involuntary Termination without Cause or Voluntary Termination for Good Reason[2] ($)	Retirement[3] ($)	Death or Disability ($)[4]
Christopher Collier					
Base Salary Payment Continuation[7]	—	—	—	—	—
Benefits Continuation[7]	—	—	—	—	—
Bonus Payments[8]	—	—	—	—	—
Vesting of Deferred Compensation[6]	—	—	—	—	—
Vesting of Service-based RSUs[5]	—	—	—	—	—
Vesting of Performance-based RSUs	—	—	—	—	—
Pro Rata Vesting of PSUs	—	—	—	—	—
Total	**—**	**—**	**—**	**—**	**—**
Paul R. Lundstrom					
Base Salary Payment Continuation[7]	700,000	—	700,000	—	—
Benefits Continuation[7]	20,981	—	20,981	—	—
Bonus Payments[8]	633,633	—	633,633	—	633,633
Vesting of Deferred Compensation	370,914	—	—	—	370,914
Vesting of Service-based RSUs[9]	3,862,842	5,794,291	3,862,842	—	5,794,291
Vesting of Performance-based RSUs[9]	—	2,483,239	—	—	—
Pro Rata Vesting of PSUs	—	—	—	—	493,619
Total	**5,588,370**	**8,277,530**	**5,217,456**	**—**	**7,292,457**
Francois P. Barbier					
Base Salary Payment Continuation[7]	710,000	—	710,000	—	—
Benefits Continuation[7]	80,428	—	80,428	—	—
Bonus Payments[8]	642,685	—	642,685	642,685	642,685
Vesting of Deferred Compensation[6]	—	—	—	—	—
Vesting of Service-based RSUs[9]	3,328,813	4,463,557	3,328,813	1,841,071	1,841,071
Vesting of Performance-based RSUs[9]	1,408,021	5,331,799	1,408,021	—	—
Pro Rata Vesting of PSUs	—	—	—	3,063,574[10]	506,070
Total	**6,169,947**	**9,795,356**	**6,169,947**	**5,547,330**	**2,989,826**
Paul Humphries					
Base Salary Payment Continuation[7]	—	—	—	—	—
Benefits Continuation[7]	—	—	—	—	—
Bonus Payments[8]	—	—	—	582,275	582,275
Vesting of Deferred Compensation[6]	—	—	—	158,622	158,622
Vesting of Service-based RSUs[9]	—	—	—	1,841,071	1,841,071
Vesting of Performance-based RSUs[9]	—	—	—	—	—
Pro Rata Vesting of PSUs	—	—	—	3,063,574[10]	506,070
Total	**—**	**—**	**—**	**5,645,542**	**3,088,038**

Name	Change in Control with Termination ($)	Change in Control and No Assumption of Award[1] ($)	Involuntary Termination without Cause or Voluntary Termination for Good Reason[2] ($)	Retirement[3] ($)	Death or Disability ($)[4]
Michael Hartung					
Base Salary Payment Continuation[7]	700,000	—	700,000	—	—
Benefits Continuation[7]	20,967	—	20,967	—	—
Bonus Payments[8]	621,145	—	621,145	—	621,145
Vesting of Deferred Compensation[6]	239,330	—	123,856	—	53,346
Vesting of Service-based RSUs[9]	1,133,957	1,604,102	1,133,957	—	1,011,609
Vesting of Performance-based RSUs[9]	261,375	1,804,634	261,375	—	—
Pro Rata Vesting of PSUs	—	—	—	—	278,056
Total	**2,976,774**	**3,408,736**	**2,861,300**	**—**	**1,964,156**
Scott Offer					
Base Salary Payment Continuation[7]	629,200	—	629,200	—	—
Benefits Continuation[7]	19,993	—	19,993	—	—
Bonus Payments[8]	517,769	—	517,769	—	517,769
Vesting of Deferred Compensation[6]	635,805	—	314,404	—	140,571
Vesting of Service-based RSUs[9]	2,542,582	3,451,563	2,542,582	—	1,475,255
Vesting of Performance-based RSUs[9]	959,005	3,634,352	959,005	—	—
Pro Rata Vesting of PSUs	—	—	—	—	405,512
Total	**5,304,354**	**7,085,915**	**4,982,953**	**—**	**2,539,107**

(1) The amounts shown represent the estimated value of the accelerated vesting of RSUs and PSUs (at target) following a change of control under the terms of our equity incentive plans, which assumes that such RSUs are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate; provided, that the Compensation and People Committee may determine that awards under the Plans may be accelerated if the executive is involuntarily terminated within a certain period (not to exceed 18 months) following a change of control. PSUs may be accelerated on a pro-rata basis following a change of control. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our Ordinary Shares on March 31, 2021, the assumed date of the triggering event.

(2) The amounts shown represent, except for Ms. Advaithi, the estimated value of amounts payable under the Severance Plan subject to the participant entering into and complying with a Transition Agreement.

(3) For termination of service due to retirement, (i) RSUs granted starting in June 2020 will continue to vest; (ii) the PSUs will not terminate; and (iii) a pro-rata number of vested shares shall be issued to the executive upon the vesting of the award pursuant to achieving the performance criteria at the end of the original performance period. The amounts reported assume vesting at 100% of target shares.

(4) For termination of service due to death or disability, (i) RSUs granted starting in June 2020 will immediately vest in full, and (ii) PSUs granted starting in June 2020 will be pro-rated and immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. The amounts disclosed above are target amounts as the cycles have not yet been completed.

(5) Represents two years' continued payment of base salary and two years of target annual bonus amount, two years' continued vesting of outstanding equity awards and deferred compensation, two years' continued benefits coverage, and accelerated vesting of sign-on RSUs and deferred compensation awards,

(6) The amount shown represents the portion of the unvested balance of the executive's deferred compensation account that would vest in the event the executive is terminated by the Company without cause or resigns with good reason following a change of control of the Company (as defined in the 2010 deferred compensation plan) or the amount that would continue vesting upon an executive's retirement. No executive's deferred compensation account will vest upon a change of control (without any termination following such change of control).

(7) Assumes a 12-month transition period for illustrative purposes (actual transition period length may differ), during which the Company would continue base salary payments and maintain benefits.

(8) Represents payment of a pro-rated portion of the participant's annual bonus.

(9) Includes RSUs and PSUs that vest between April 1, 2021 to March 31, 2023.

(10) The amounts shown represent TSR PSU performance at target through March 31, 2021.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following disclosure about the median annual total compensation of our employees in relation to the annual total compensation of our Chief Executive Officer.

For the fiscal year ended March 31, 2021, we had revenues of $24.1 billion. Flex's physical infrastructure includes over 100 facilities in approximately 30 countries, staffed by approximately 160,000 employees, providing customers with truly global scale and strategic geographic distribution capabilities. As of March 31, 2021, approximately 80% of the Company's manufacturing capacity was located in emerging markets, including Brazil, China, Hungary, India, Indonesia, Malaysia, Mexico, Poland, Romania, and Ukraine. To better understand the following pay ratio disclosure, it is important to recognize that our compensation programs are designed to reflect local market practices across our global operations. We offer market-based competitive wages and benefits in all geographies in which we operate. Our CEO's compensation is structured to align pay with performance, with pay levels set in line with our peers that are companies of similar size and scale complexity.

Fiscal Year 2021 Pay Ratio

- The annual total compensation of our median employee among all non-contractor employees (excluding the CEO) was $7,543.
- Our CEO's annual total compensation, as reported in the Summary Compensation Table, was $11,570,250.

Based on this information, the ratio of the annual total compensation of our CEO relative to the annual total compensation of our median employee was 1534 to 1.

The pay ratio disclosed above is a reasonable estimate, calculated in a manner consistent with the SEC rules based on our payroll and employment records and the methodologies described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to use different methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio disclosed by other companies may not be comparable to the pay ratio disclosed above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. Moreover, there are a number of factors that make a meaningful comparison of pay ratios difficult, such as industry-specific pay differentials, the geographic location of employee populations, and the size and nature of a company's manufacturing operations.

Identification of the Median Employee

For purposes of identifying our median employee, we used target total annual cash compensation multiplied by the FTE % factor as reflected in our global human resources information system, such that those that only work part-time were included at the part-time pay rate and not converted to a full-time equivalent pay level. We selected this compensation approach because it captures both base salary as well as bonuses and other cash payments that may be provided to employees in our varying work geographies. We measured actual compensation for the median employee using the 12-month period ending March 31, 2021. No cost-of-living adjustments were made.

Our median employee is a full-time employee working in Mexico. The employee's annual total compensation in 2021 was $7,543. For purposes of this disclosure, we converted the employee's total compensation from Mexican Pesos to U.S. dollars using the exchange rate (20.73 MXN to 1 USD) as of March 31, 2021, a decrease from 23.3975 in 2020.

Calculation of Median Employee's Compensation and CEO's Annualized Compensation

In determining the annual total compensation in 2021 of approximately $7,543 for our median employee, as required by SEC rules, we calculated the employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K, consistent with how we determine our CEO's total compensation for fiscal year 2021 in the Summary Compensation Table.

Proposal No. 4: Ordinary Resolution to Authorize Ordinary Share Issuances

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue Ordinary Shares and make or grant offers, agreements, options performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares, with the prior approval of our shareholders. We are submitting this proposal because we are required to do so under the laws of Singapore before we can issue any Ordinary Shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this proposal is approved, and unless revoked or varied by the Company in general meeting, the authorization would be effective from the date of the 2021 annual general meeting until the earlier of (i) the conclusion of the 2022 annual general meeting or (ii) the expiration of the period within which the 2022 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2022 annual general meeting is required to be held within six months after the date of our 2022 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our Board believes it is advisable and in the best interests of the Company for our shareholders to authorize our directors to issue Ordinary Shares and to make or grant offers, agreements, options performance shares, performance units, restricted share units, or other compensatory equity awards that might or would require the issuance of Ordinary Shares. In the past, the Board has issued shares or made agreements that would require the issuance of new Ordinary Shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our Ordinary Shares or instruments convertible into our Ordinary Shares; and
- in connection with our equity compensation plans and arrangements.

If this proposal is not approved, we would not be permitted to issue any new Ordinary Shares, including shares issuable pursuant to compensatory equity awards (other than shares issuable on exercise or settlement of outstanding options, performance share units, restricted share units and other instruments convertible into or exercisable for Ordinary Shares, which were previously granted when the previous shareholder approved share issue mandates were in force). If we are unable to rely upon equity as a component of compensation, we would have to review our compensation practices, and would likely have to substantially increase cash compensation to retain key personnel.

Notwithstanding this general authorization to issue our Ordinary Shares, we will be required to seek shareholder approval with respect to future issuances of Ordinary Shares where required under the rules of Nasdaq, such as where the Company proposes to issue Ordinary Shares that will result in a change in control of the Company or in connection with a private offering involving the issuance of Ordinary Shares representing 20% or more of our outstanding Ordinary Shares at a price less than the lower of the closing price or the five-day average closing price of our Ordinary Shares.

Our Board expects that we will continue to issue Ordinary Shares and grant options, performance shares, performance unit awards, and restricted share unit awards in the future under circumstances similar to those in the past. As of the date of this proxy statement, other than issuances of Ordinary Shares or agreements that would require the issuance of new Ordinary Shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any Ordinary Shares for which approval of this proposal is required. Nevertheless, our Board believes it is advisable and in the best interests of the Company for our shareholders to provide this general authorization because then we can avoid the delay and expense of obtaining shareholder approval at a later date and will have greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our Ordinary Shares and instruments convertible into our Ordinary Shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, Ordinary Shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of Ordinary Shares could be dilutive to existing shareholders or reduce the trading price of our Ordinary Shares on Nasdaq.

We are not submitting this proposal in response to a threatened takeover. However, in the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing Ordinary Shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to replace an incumbent director with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their Ordinary Shares at the premium that may be available in takeover attempts.

> The Board recommends a vote **"FOR"** the resolution to authorize Ordinary Share issuances.

Proposal No. 5: Ordinary Resolution to Renew the Share Purchase Mandate

Our purchases or acquisitions of our Ordinary Shares must be made in accordance with, and in the manner prescribed by, the Singapore Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may apply from time to time.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our Ordinary Shares. This general and unconditional mandate is referred to in this proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the Company's powers to purchase or otherwise acquire our issued Ordinary Shares on prescribed terms of the Share Purchase Mandate.

Our shareholders approved a renewal of the Share Purchase Mandate at the annual general meeting of shareholders held in 2020, which will expire on the date of the 2021 annual general meeting. Accordingly, we are seeking approval from our shareholders at the annual general meeting for another renewal of the Share Purchase Mandate. Pursuant to the Singapore Companies Act, share repurchases under our share repurchase plans were subject to an aggregate limit of 20% of our issued Ordinary Shares outstanding as of the date of the annual general meeting held on August 7, 2020. On August 7, 2020, the Board authorized the repurchase of up to an aggregate of $500 million of Ordinary Shares of the Company to be conducted in tranches. Until the 2021 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the 2020 annual general meeting. As of the date of the 2021 annual general meeting, any repurchases may only be made if the shareholders approve the proposed renewal of the Share Purchase Mandate. The share purchase program does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the annual general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2022 annual general meeting or the date by which the 2022 annual general meeting is required by law to be held. Under the Singapore Companies Act, the 2022 annual general meeting is required to be held within six months after the date of our 2022 fiscal year-end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the annual general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire Ordinary Shares that are issued and fully paid up. The prevailing limitation under the Singapore Companies Act that is currently in force does not permit us to purchase or acquire more than 20% of the total number of our issued Ordinary Shares outstanding at the date of the annual general meeting. Any of our Ordinary Shares that are held as treasury shares will be disregarded for purposes of computing this 20% limitation. For this purpose, a reference herein to treasury shares in computing the 20% limitation includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

We are seeking approval for our Board of Directors to authorize the purchase or acquisition of our issued Ordinary Shares not exceeding 20% of our total number of issued Ordinary Shares outstanding as of the date this proposal is approved (excluding any Ordinary Shares that are held as treasury shares as at that date).

Purely for illustrative purposes, on the basis of 488,875,071 Ordinary Shares outstanding as of June 9, 2021, and assuming no additional Ordinary Shares are issued or repurchased on or prior to the date of the annual general meeting, based on the prevailing 20% limit, we would be able to purchase not more than 97,775,015 issued Ordinary Shares pursuant to the proposed renewal of the Share Purchase Mandate.

During fiscal year 2021, we repurchased approximately 10.5 million shares for an approximate aggregate purchase value of $183 million under the Share Purchase Mandate and cancelled all of these shares.

Duration of Share Purchase Mandate

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date the Share Purchase Mandate is approved until the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of Ordinary Shares may be made by way of:

- market purchases on Nasdaq or any other stock exchange on which our Ordinary Shares may at the time be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares are then listed and quoted), in accordance with an equal access scheme as prescribed by the Singapore Companies Act.

If we decide to purchase or acquire our Ordinary Shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Singapore Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of Ordinary Shares must be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;
- all holders of our Ordinary Shares must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to Ordinary Shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of Ordinary Shares).

Purchase Price

The maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each Ordinary Share will be determined by our directors. That price must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on Nasdaq or, as the case may be, any other stock exchange on which our Ordinary Shares may at the time be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 105 percent of the average of the closing price per Ordinary Share over the five consecutive trading days on which our Ordinary Shares are traded on the Nasdaq Global Select Market, or, as the case may be, any other stock exchange on which our Ordinary Shares are at the time listed and quoted, immediately preceding the date on which we effect the off-market purchase.

Treasury Shares

Under the Singapore Companies Act, Ordinary Shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below.

Maximum Holdings

The number of Ordinary Shares held as treasury shares may not at any time exceed 10% of the total number of issued Ordinary Shares. For this purpose, the reference to treasury shares includes a reference to any Ordinary Shares held by our subsidiaries under the limited exceptions in Sections 21(4B) and 21(6C) of the Singapore Companies Act, if applicable.

Voting and Other Rights

We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings. For the purposes of the Singapore Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the Company in respect of treasury shares, other than the allotment of Ordinary Shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a greater or smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the respective subdivision or consolidation.

Disposal and Cancellation

Where Ordinary Shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our Ordinary Shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to an extent that would materially affect our working capital requirements.

The Singapore Companies Act permits us to purchase or acquire our Ordinary Shares out of our capital and/or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of Section 76F(4) of the Singapore Companies Act. A company is solvent if, at the date of the payment made in consideration of the purchase or acquisition (including any expenses, such as brokerage or commission) the following conditions are satisfied: (a) there is no ground on which the company could be found unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any Ordinary Share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such Ordinary Share will expire on cancellation (unless such Ordinary Share is held by us as a treasury share). The total number of issued shares will be diminished by the number of Ordinary Shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired Ordinary Shares as soon as reasonably practicable following settlement of any such purchase or acquisition. Where Ordinary Shares are purchased or acquired and held by us as treasury shares, we will cancel and issue new certificates in respect thereof.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of Ordinary Shares that may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the Ordinary Shares are purchased or acquired out of our profits and/or capital, the number of Ordinary Shares purchased or acquired, the price paid for the Ordinary Shares, and whether the Ordinary Shares purchased or acquired are held in treasury or cancelled.

Under the Singapore Companies Act, we may purchase or acquire Ordinary Shares using profits and/or our capital so long as the Company is solvent.

Where the consideration (including any expenses) paid by us to purchase or acquire Ordinary Shares comes out of our profits, such consideration (including any expenses such as brokerage or commission) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration we pay to purchase or acquire Ordinary Shares comes out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our Ordinary Shares.

Rationale for the Share Purchase Mandate

We believe a renewal of the Share Purchase Mandate at the annual general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase Ordinary Shares if the directors believe such repurchases would be in the best interests of our shareholders. Our decision to repurchase our Ordinary Shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

As noted above, the approval of the Share Purchase Mandate does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice. As previously announced, during the first quarter of our fiscal year 2021, the Company suspended its share repurchase activity due to the uncertainty resulting from COVID-19. The Company resumed repurchasing shares under its share repurchase program during the third quarter of its fiscal year 2021.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued Ordinary Shares, a shareholder's proportionate interest in the Company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert with a director could become obliged to make a take-over offer for the Company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors and persons acting in concert with them) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer if, as a result of the Company purchasing or acquiring our issued Ordinary Shares, the voting rights of such shareholders would increase to 30% or more, or if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders that are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

 The Board recommends a vote **"FOR"** the resolution to approve the proposed renewal of the Share Purchase Mandate.

Information about our Executive Officers

The names, ages and positions of our executive officers as of June 9, 2021 are as follows:

Name	Age	Position
Revathi Advaithi	53	Chief Executive Officer
Paul R. Lundstrom	46	Chief Financial Officer
Francois P. Barbier	62	President, Global Operations and Components
David P. Bennett	51	Chief Accounting Officer
Michael Hartung	53	President, Flex Agility Solutions
Scott Offer	56	Executive Vice President and General Counsel

Revathi Advaithi

Ms. Advaithi has served as our Chief Executive Officer since February 11, 2019. Prior to joining the Company, Ms. Advaithi was President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company, a position she had held since September 1, 2015. Prior to that, she served as President of Electrical Sector, Americas of Eaton from April 1, 2012 through August 31, 2015. She joined Eaton in 1995 and led the Electrical Sector in the Americas and Asia-Pacific, with a three-year assignment in Shanghai. Between 2002 and 2008, Ms. Advaithi worked at Honeywell, where she held several senior roles within the sourcing and supply chain functions of the aerospace sector before being named vice president and general manager of Honeywell's Field Solutions business in 2006. Ms. Advaithi returned to Eaton in 2008 as Vice President and General Manager of the Electrical Components Division. She has a bachelor's degree in mechanical engineering from the Birla Institute of Technology and Science in Pilani, India, and an MBA in international business from Thunderbird-Garvin School of International Business in Glendale, Arizona. Ms. Advaithi serves on the Board of Uber Technologies Inc.

Paul R. Lundstrom

Mr. Lundstrom has served as Chief Financial Officer since August 2020. Prior to that, Mr. Lundstrom was Vice President and Chief Financial Officer of Aerojet Rocketdyne Holdings, Inc., a rocket, missile and energetics propulsion manufacturer, a position he had held since November 2016. Between 1997 and 2016, Mr. Lundstrom worked at United Technologies Corporation (now Raytheon Technologies Corporation), where he held several senior roles including Vice President of Investor Relations; Vice President and Chief Financial Officer, Building & Industrial Systems – North Asia; Vice President and Chief Financial Officer, Climate, Control & Security – Asia; and Vice President and Chief Financial Officer, Carrier Building Systems and Services. He holds a Bachelor of Science in Finance from Truman State University and an MBA from Columbia University. He is a registered Certified Public Accountant in the State of Illinois.

Francois P. Barbier

Mr. Barbier has served as our President, Global Operations and Components since February 2012. Prior to holding this position, Mr. Barbier served as our President, Global Operations since June 2008. Prior to his appointment as President, Global Operations, Mr. Barbier was President of Special Business Solutions and has held a number of executive management roles in Flex Europe. Prior to joining Flex in 2001, Mr. Barbier was Vice President of Alcatel Mobile Phone Division. Mr. Barbier holds an engineering degree in production from Couffignal School in Strasbourg.

David P. Bennett

Mr. Bennett has served as our Principal Accounting Officer since July 2013. Mr. Bennett served as Vice President, Finance from 2009 to 2014, Corporate Controller from 2011 to 2013 and Senior Vice President, Finance from 2014. Prior to joining us in 2005, he was a Senior Manager at Deloitte and Touche LLP. Mr. Bennett is a certified public accountant and earned a bachelor's degree in Business and administration with an emphasis in accounting and finance from the University of Colorado Boulder.

Michael Hartung

Mr. Hartung has served as our President, Flex Agility Solutions since April 2020. Prior to holding this position, Mr. Hartung served as our Senior Vice President of Lifestyle since July 2013 and Vice President of our Capital Equipment market segment from October 2007 to July 2013. Prior to joining us in 2007, Mr. Hartung held positions of increasing responsibility at Solectron Corporation, culminating his career there as Vice President of the Computing & Storage business unit where he was directly responsible for sales, marketing, and account management functions. He holds a bachelor's degree in economics from the University of California, Los Angeles and has attended a variety of executive education programs, most notably at Stanford University.

Scott Offer

Mr. Offer has served as our Executive Vice President and General Counsel since September 2016. Previously, he served as Senior Vice President and General Counsel at Lenovo from January 2016 until August 2016 and had served as Chief Counsel for the Lenovo Mobile Business Group since October 2014. Prior to that, he served as Senior Vice President and General Counsel, Motorola Mobility, a Google company, from August 2010 and Senior Vice President and General Counsel, Motorola Mobility, Inc. from July 2010. Prior to that, he held several senior positions at Motorola. Prior to joining Motorola, he worked for the law firm of Boodle Hatfield. He received his law degree from the London School of Economics and Political Science and is qualified as a lawyer in the United Kingdom and United States.

Equity Compensation Plan Information

As of March 31, 2021, we maintained our 2010 Plan and our 2017 Plan (as amended and restated in 2020), which replaced our 2010 Plan with respect to further grants of equity awards. In addition, we maintained the NEXTracker, Inc. 2014 Equity Incentive Plan and the BrightBox Technologies, Inc. 2013 Stock Incentive Plan (as amended), which we assumed as part of acquisitions during fiscal years 2016 and 2017, respectively. The following table provides information about equity awards outstanding under these plans as of March 31, 2021. The below does not reflect the effect of our fiscal 2022 grants under the 2017 Plan and the vesting of awards in fiscal 2022.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Unit Awards (a)	Weighted-Average Exercise Price of Outstanding Options[1] (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	17,308,625	$ —	24,794,493[2]
Equity compensation plans not approved by shareholders[3][4]	272,002[5]	$ 5.28	—
Total	**17,580,627[6]**	**$ 5.28**	**24,794,493[2]**

(1) The weighted-average exercise price does not take into account Ordinary Shares issuable upon the vesting of outstanding restricted share unit awards, which have no exercise price.

(2) Consists of Ordinary Shares available for grant under the 2017 Plan. The 2017 Plan provides for grants of up to 22.7 million Ordinary Shares, plus Ordinary Shares available for grant as a result of the forfeiture, expiration or termination of options and restricted share unit awards granted under the 2010 Plan (if such Ordinary Shares are issued under such other stock options or restricted share unit awards, they will not become available under the 2017 Plan).

(3) In connection with the acquisition of NEXTracker, Inc. on September 28, 2015, we assumed the NEXTracker, Inc. 2014 Equity Incentive Plan, including all outstanding options to purchase NEXTracker, Inc. common stock with exercise prices equal to, or less than, $7.34 per share. Each assumed option was converted into an option to acquire our Ordinary Shares at the applicable exchange rate of 1.4033. As a result, we assumed approximately 5.6 million unvested restricted stock units and unvested options with exercise prices ranging from between $0.08 and $10.65 per ordinary share. Options granted under this plan generally have an exercise price not less than the fair value of the underlying shares of NEXTracker, Inc. on the date of grant. The awards generally vest over four years, and options generally expire ten years from the date of grant. Unvested awards are forfeited upon termination of employment.

(4) In connection with the acquisition of BrightBox Technologies, Inc. on May 16, 2016, we assumed the BrightBox Technologies, Inc. 2013 Stock Incentive Plan (as amended), including all outstanding options to purchase BrightBox Technologies, Inc.'s common stock with exercise prices equal to, or less than, $0.08 per share. Each assumed option was converted into an option to acquire our Ordinary Shares at the applicable exchange rate of 6.4959. As a result, we assumed approximately 0.2 million unvested options with exercise prices ranging from between $0.45 and $0.52 per ordinary share. Options granted under this plan generally have an exercise price not less than the fair value of the underlying shares of BrightBox Technologies, Inc. on the date of grant. The options generally vest over four years, and options generally expire ten years from the date of grant. Unvested options are forfeited upon termination of employment.

(5) Consists of Ordinary Shares issuable upon the exercise of outstanding stock options under the NEXTracker equity plan.

(6) Includes 17,308,625 Ordinary Shares issuable upon the vesting of restricted share unit and performance share unit awards and 272,002 Ordinary Shares issuable upon the exercise of outstanding stock options. For awards subject to market performance criteria, the amount reported reflects the number of shares to be issued if the target level is achieved. An additional 3,765,015 shares would be issued if the maximum market performance level is achieved.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of June 9, 2021 except as otherwise indicated, regarding the beneficial ownership of our Ordinary Shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is: c/o Flex Ltd., No. 2 Changi South Lane, Singapore 486123.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals and Forms 3, 4, and 5 filed with the SEC. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Ordinary shares subject to options that are currently exercisable or are exercisable within 60 days of June 9, 2021 and Ordinary Shares subject to restricted share unit awards that vest within 60 days of June 9, 2021 are deemed to be outstanding and to be beneficially owned by the person holding such awards for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 488,875,071 Ordinary Shares outstanding on June 9, 2021 plus the number of Ordinary Shares that such person or group had the right to acquire on or within 60 days after June 9, 2021.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	Number of Shares	Percent
5% Shareholders:		
PRIMECAP Management Company[1] 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105	65,016,736	13.30%
Wellington Management Co. LLP[2] 280 Congress Street, Boston, Massachusetts 02210	52,710,291	10.78%
FMR LLC[3] 245 Summer Street, Boston, MA 02210	50,046,737	10.24%

	Shares Beneficially Owned	
Name of Beneficial Owner	Number of Shares	Percent
Named Executive Officers and Directors:		
Revathi Advaithi[4]	290,984	*
Francois P. Barbier[5]	295,997	*
Michael Hartung[6]	34,771	*
Paul R. Lundstrom	—	*
Scott Offer[7][8]	401,829	*
Michael D. Capellas[9]	253,090	*
John D. Harris II[10]	9,897	*
Michael E. Hurlston[11]	17,580	*
Jennifer Li[12]	67,052	*
Erin L. McSweeney[12]	18,963	*
Marc A. Onetto[12][13]	125,274	*
Willy C. Shih, Ph.D.[12][14]	228,147	*

Name of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
Charles K. Stevens, III[12]	52,034	*
Lay Koon Tan[12]	201,326	*
William D. Watkins[12][15]	81,075	*
All executive officers and directors as a group (15 persons)[16]	2,078,019	0.43

*   Less than 1%.

(1)   Based on information supplied by PRIMECAP Management Company in an amended Schedule 13G filed with the SEC on February 12, 2021. PRIMECAP Management Company has sole voting power over 61,676,002 shares and sole dispositive power over 65,016,736 shares.

(2)   Based on information supplied by Wellington Management Co. LLP in an amended Schedule 13G filed with the SEC on February 3, 2021. Wellington Management Co. LLP has shared voting power over 37,699,491 shares and shared dispositive power over 52,710,291 shares.

(3)   Based on information supplied by FMR LLC in an amended Schedule 13G filed with the SEC on March 10, 2021. FMR LLC has sole voting power over 5,971,296 of these shares and sole dispositive power over 50,046,737 shares.

(4)   Includes 97,656 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(5)   Includes 67,108 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(6)   Includes 14,271 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(7)   Includes 49,269 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(8)   Includes 338,849 shares held indirectly by a family trust, in which Mr. Offer is a trustee.

(9)   Includes 20,154 shares issuable upon the settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(10) Includes 7,988 shares issuable upon the settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(11) Includes 14,707 shares issuable upon the settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(12) Includes 15,866 shares issuable upon the settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

(13) Includes 109,408 shares held indirectly by a living trust, in which Mr. Onetto is a trustee.

(14) Includes 212,281 shares held indirectly by a revocable trust, in which Mr. Shih is a trustee.

(15) Includes 65,209 shares held indirectly by a family trust, in which Mr. Watkins is a trustee.

(16) Includes 382,215 shares issuable upon settlement of restricted share unit awards that vest within 60 days of June 9, 2021.

Certain Relationships and Related-Person Transactions

Review of Related-Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related-person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related-Person Transactions. The policy generally provides that the Nominating and Corporate Governance Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify, all related-person transactions between us and any director, any nominee for director, any executive officer, any beneficial owners of more than 5% of our Ordinary Shares or any immediate family member of any of the foregoing individuals. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions involving less than $25,000 for any individual related person;
- compensation arrangements with directors and executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation and People Committee; and
- indirect interests arising solely from a related-person's service as a director or ownership, together with all other related-persons, directly or indirectly, of less than a 10% beneficial ownership interest in a third party (other than a partnership) that has entered into or proposes to enter into a transaction with us.

We have various procedures to identify potential related-person transactions, and the Nominating and Corporate Governance Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related-Person Transactions is included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available along with a copy of the Company's Code of Business Conduct and Ethics on the Corporate Governance page of the Investor Relations section of our website at *www.flex.com*.

Transactions with Related-Persons

Other than any arrangements described under the sections titled "*Executive Compensation*" and "*Non-Management Directors' Compensation for Fiscal Year 2021*" in this proxy statement, during fiscal year 2021, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our Ordinary Shares or any member of their immediate family had or will have a direct or indirect material interest.

Shareholder Proposals for the 2022 Annual General Meeting

We must receive shareholder proposals submitted under SEC Rule 14a-8 and intended for inclusion in the proxy statement for our 2022 annual general meeting of shareholders no later than February 25, 2022. Any such shareholder proposals should be mailed to 6201 America Center Drive, San Jose, California, 95002, U.S.A., Attention: Chief Executive Officer. Any such shareholder proposals that are submitted on a timely basis may be included in our proxy statement for the 2022 annual general meeting so long as they satisfy conditions set forth in applicable rules and regulations promulgated by the SEC. Shareholder proposals submitted outside the processes of SEC Rule 14a-8 are subject to the requirements of the Singapore Companies Act, as described in the following paragraph, and applicable rules and regulations promulgated by the SEC. The proxy designated by us will have discretionary authority to vote on any matter properly presented by a shareholder for consideration at the 2022 annual general meeting of shareholders unless notice of such proposal is received by the applicable deadlines prescribed by the Singapore Companies Act.

Under Section 183 of the Singapore Companies Act, registered shareholders representing (i) at least 5% of the total voting rights of all registered shareholders having at the date of the requisition the right to vote at the meeting to which the requisition relates, or (ii) not fewer than 100 registered shareholders holding shares in the Company on which there has been paid up an average sum of at least $500 per shareholder may, at their expense (unless the Company resolves otherwise), requisition that we include and give notice of their proposal for the 2022 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act, must be signed by all the parties making the requisition, and must be deposited at our registered office in Singapore, No. 2 Changi South Lane, Singapore 486123, at least six weeks before the 2022 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one before the 2022 annual general meeting in the case of any other requisition.

Incorporation of Certain Documents by Reference

Flex incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2021:

- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations;"
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk;" and
- Item 8, "Financial Statements and Supplementary Data."

Singapore Statutory Financial Statements

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2021, which was filed with the SEC on May 19, 2021, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2021. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Singapore Companies Act will be made available to our shareholders on our website at *https://investors.flex.com/financials* prior to the date of the 2021 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the Company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Statement; and
- the Independent Auditors' Report of Deloitte & Touche LLP, our Singapore statutory auditors for the fiscal year ended March 31, 2021.

Other Matters

Electronic Delivery of our Shareholder Communications

We have elected to provide access to our proxy materials to our shareholders by notifying them of the availability of our proxy materials on the Internet. On or about June 25, 2021, we will mail to our shareholders (including all of our registered shareholders) a Notice of Availability of Proxy Materials on the Internet (referred to as the Notice) containing instructions on how to access this proxy statement and our annual report and how to submit their proxies via the Internet. If you hold your shares through a broker, bank or other nominee, rather than directly in your own name, your intermediary will either forward to you printed copies of the proxy materials or will provide you with instructions on how you can access the proxy materials electronically. The Notice will include instructions on how a shareholder may request a printed copy of our proxy materials.

Information About the Meeting

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2021 annual general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth herein.

Proxy Mailing

The Notice or the proxy materials and a proxy card were first mailed on or about June 25, 2021, to shareholders of record as of June 9, 2021.

Costs of Solicitation

The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These individuals will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our Ordinary Shares forward copies of the proxies and other soliciting materials to persons for whom they hold Ordinary Shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained D.F. King & Co., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $11,500, plus reimbursement of reasonable expenses.

Registered and Principal Executive Office

The mailing address of our registered office, which also constitutes our principal executive office, is No. 2 Changi South Lane, Singapore 486123.

Voting Rights and Solicitation of Proxies

The close of business on June 9, 2021 is the record date for shareholders entitled to notice of the 2021 annual general meeting. All of the Ordinary Shares issued and outstanding on August 4, 2021, the date of the annual general meeting, are entitled to be voted at the annual general meeting. Shareholders entitled to vote at the annual general meeting will, on a poll, have one vote for each Ordinary Share they hold on each matter to be voted upon. As of June 9, 2021, we had 488,875,071 Ordinary Shares issued and outstanding.

Proxies

Ordinary shares represented by proxies in the forms made available in connection with this proxy statement that are properly executed and returned to us will be voted at the 2021 annual general meeting, as applicable, in accordance with the executing shareholder's instructions. If your Ordinary Shares are held through a broker, a bank, or other nominee, which is sometimes referred to as holding shares in "street name," you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or other nominee will send you a voting instruction form to use for this purpose.

Quorum and Required Vote

Representation at the 2021 annual general meeting of at least 33-1/3% of all of our issued and outstanding Ordinary Shares is required to constitute a quorum to transact business at the 2021 annual general meeting.

- Consistent with the Company's historical practice, the chair of the 2021 annual general meeting will demand a poll in order to enable the Ordinary Shares represented in person or by proxy to be counted for voting purposes.
- The affirmative vote by a simple majority of the votes cast is required at the 2021 annual general meeting, to re-elect the directors nominated pursuant to Proposal No. 1, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 2, to approve the non-binding, advisory resolution regarding executive compensation contained in Proposal No. 3, to approve the ordinary resolution to allot and issue Ordinary Shares contained in Proposal No. 4, and to approve the ordinary resolution to renew the Share Purchase Mandate contained in Proposal No. 5.

Under the Singapore Companies Act and our Constitution, the shareholders may, by passing an ordinary resolution requiring the simple majority of affirmative votes of shareholders present and voting at an annual general meeting, remove an incumbent director and appoint another person as director to replace the removed director provided that such shareholders have satisfied the procedural requirements and deadlines set forth in the Companies Act and our Constitution.

Abstentions and Broker Non-Votes

Abstentions and "broker non-votes" are considered present and entitled to vote at the 2021 annual general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker, a bank or other nominee who holds shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee has not received directions from the beneficial owner and does not have discretionary power to vote on that particular proposal. If a broker, bank or other nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker, bank or other nominee has authority to vote your shares for or against Proposal No. 2 regarding the re-appointment of our independent auditors, even if the broker does not receive voting instructions from you. Your broker, bank or other nominee, however, does not have the discretion to vote your shares on any other proposals included in this proxy statement without receiving voting instructions from you. **It is very important that you instruct your broker, bank or other nominee how to vote on these proposals**. If you do not complete the voting instructions, your shares will not be considered in the election of directors or any other proposal included in this proxy statement other Proposal No. 2 regarding the re-appointment of our independent auditors.

If you are a registered shareholder and you vote by proxy card without giving specific instructions, your shares represented by proxies will be voted in accordance with the recommendations of the Board (see Voting Matters at the Annual General Meeting, above) at the 2021 annual general meeting.

Our management does not know of any matters to be presented at the 2021 annual general meeting other than those set forth in this proxy statement and in the notices accompanying this proxy statement. If other matters should properly be put before the meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to revoke his or her proxy at any time prior to voting at the 2021 annual general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

If you are a beneficial holder who holds your Ordinary Shares through a broker, a bank or other nominee and you wish to change or revoke your voting instructions, you will need to contact the broker, the bank or other nominee who holds your shares and follow their instructions. If you are a beneficial holder and not the shareholder of record, you may not vote your shares in person at the 2021 annual general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

Singapore Financial Statements; Monetary Amounts

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are posted to our website at *https://investors.flex.com/financials*. Except as otherwise stated herein, all monetary amounts in this proxy statement have been presented in U.S. dollars.

Our management does not know of any matters to be presented at the 2021 annual general meeting other than those set forth herein and in the notice accompanying this proxy statement. If any other matters are properly presented for a vote at the 2021 annual general meeting, the enclosed proxies confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy, as to those matters.

It is important that your shares be represented at the 2021 annual general meeting, regardless of the number of shares you hold. **We urge you to promptly execute and return the accompanying proxy card in the envelope that has been enclosed for your convenience, or to vote or give voting instructions in accordance with the proxy card or Notice.**

Registered shareholders who are present at the 2021 annual general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports for our beneficial shareholders. This means that only one copy of our proxy materials and our Annual Report on Form 10-K may have been sent to multiple shareholders in your household, unless your bank, broker or nominee received contrary instructions from one or more shareholders in your household. If you want to receive separate copies of our proxy materials or annual reports in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder. We will promptly deliver a separate copy of either document to you if you request one by writing or calling us at the contact information listed later on this page.

We incorporate by reference information from Note 5 to our audited consolidated financial statements for the fiscal year ended March 31, 2021, "Share-Based Compensation," included in our Annual Report on Form 10-K and the sections titled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk." **Upon request, we will furnish without charge by first class mail or other equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (and any exhibit thereto). You may request a copy of such information, at no cost, by writing or telephoning us at:**


Flex Ltd.
6201 America Center Drive
San Jose, California 95002 U.S.A.
Telephone: (408) 577-4632


Web links throughout this proxy statement are provided for convenience only, and the content on the referenced websites does not constitute part of, and is not incorporated into, this proxy statement.

Cautionary Note Regarding Forward-Looking Statements:

Except for historical information contained herein, certain matters included in this proxy statement are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. The words "will," "may," "designed to," "believe," "should," "would," "could," "anticipate," "plan," "expect," "intend," "estimate," "goals," "opportunity," "future," "to be," "achieve," "grow," "committed," "seeks," "targets," "continues," "likely," "possible," "might," "potentially," "will," "on track," "working to," "encourage," "continue," "strive," "endeavor," "looking forward," "efforts," and variations of such words and similar expressions identify forward-looking statements, which speak only as of the date of this proxy statement. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Additional information concerning these and other risks is described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our reports on Forms 10-K and 10-Q that we file with the U.S. Securities and Exchange Commission. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

Annex A: Reconciliation of GAAP to Non-GAAP Financial Measures Flex Ltd Reconciliation of GAAP to Non-GAAP Financial Measures

To supplement Flex's unaudited selected financial data presented consistent with Generally Accepted Accounting Principles ("GAAP"), the Company discloses certain non-GAAP financial measures that exclude certain charges and gains, including non-GAAP operating income, non-GAAP net income and non-GAAP net income per diluted share. These supplemental measures exclude restructuring charges, customer-related asset impairments (recoveries), stock-based compensation expense, intangible amortization, other discrete events as applicable and the related tax effects. These non-GAAP measures are not in accordance with or an alternative for GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Flex's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Flex's results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. We compensate for the limitations of non-GAAP financial measures by relying upon GAAP results to gain a complete picture of the Company's performance.

In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of the Company's operating performance on a period-to-period basis because such items are not, in our view, related to the Company's ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with forecasts and strategic plans, for calculating return on investment, and for benchmarking performance externally against competitors. In addition, management's incentive compensation is determined using certain non-GAAP measures. Also, when evaluating potential acquisitions, we exclude certain of the items described below from consideration of the target's performance and valuation. Since we find these measures to be useful, we believe that investors benefit from seeing results "through the eyes" of management in addition to seeing GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company's GAAP financials, provide useful information to investors by offering:

- the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results;
- the ability to better identify trends in the Company's underlying business and perform related trend analyses;
- a better understanding of how management plans and measures the Company's underlying business; and
- an easier way to compare the Company's operating results against analyst financial models and operating results of competitors that supplement their GAAP results with non-GAAP financial measures.

	Twelve-Month Periods Ended	
(In millions, except per share amounts) *	March 31, 2021	March 31, 2020
GAAP gross profit	$ 1,686	$ 1,338
Stock-based compensation expense	20	15
Customer related asset impairments (recoveries)[1]	(5)	101
Restructuring charges[2]	88	190
Legal and other[4]	(30)	23
Non-GAAP gross profit	$ 1,760	$ 1,668
GAAP income before income taxes	$ 714	$ 159
Intangible amortization	62	64
Stock-based compensation expense	79	71
Customer related asset impairments (recoveries)[1]	(7)	106
Restructuring charges[2]	101	216
Legal and other[3]	1	26
Interest, net[4][6]	148	174
Other charges (income), net[4][6]	(67)	82
Non-GAAP operating income	$ 1,031	$ 898
GAAP provision for income taxes	$ 101	$ 71
Intangible amortization benefit	8	8
Other tax related adjustments[5]	11	(31)
Tax benefit on restructuring and other[5]	9	56
Non-GAAP provision for income taxes	$ 129	$ 105
GAAP net income	$ 613	$ 88
Intangible amortization	62	64
Stock-based compensation expense	79	71
Restructuring charges[2]	101	216
Customer related asset impairments (recoveries)[1]	(7)	106
Legal and other[3]	1	26
Interest and other charges (income), net[4]	(27)	93
Adjustments for taxes[5]	(28)	(34)
Non-GAAP net income	$ 795	$ 632
Diluted earnings per share:		
GAAP	$ 1.21	$ 0.17
Non-GAAP	$ 1.57	$ 1.23
Diluted shares used in computing per share amounts	506	512
Net cash provided by (used in) operating activities[7]	$ 144	$ (1,533)
Add: Reduction in ABS levels[7]	797	—
Add: Cash collection of ABS positions and other[7]	2	2,561
Less: Purchase of property and equipment	(351)	(462)
Add: Proceeds from the disposition of property and equipment	85	106
Adjusted Free Cash Flow	$ 677	$ 672

* Beginning in the second quarter of fiscal year 2021, the Company started reporting all dollar amounts in millions. The figures in the table above have been rounded to millions to conform. In certain circumstances, this change in rounding may result in rounding differences or individual values not adding up to the totals presented.

(1) Customer related asset impairments (recoveries) may consist of non-cash impairments of property and equipment to estimated fair value for customers we have disengaged or are in the process of disengaging as well as additional provisions for doubtful accounts receivable for customers that are experiencing financial difficulties and inventory that is considered non-recoverable that is written down to net realizable value. In addition, it includes write-downs of inventory that will not be recovered due to significant reductions in future customer demand as the Company reduced its exposure to certain high volatility business in the second quarter of fiscal year 2020. In subsequent periods, the Company may recover a portion of the costs previously incurred related to assets impaired or reduced to net realizable value. These costs and recoveries are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(2) Restructuring charges include severance for rationalization at existing sites and corporate SG&A functions as well as asset impairment, and other charges related to the closures and consolidations of certain operating sites and targeted activities to restructure the business. These costs may vary in size based on the Company's initiatives and are not directly related to ongoing or core business results, and do not reflect expected future operating expenses. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

In order to support the Company's strategy and build a sustainable organization, and after considering that the economic recovery from the pandemic will be slower than anticipated, the Company has identified certain structural changes to restructuring the business. These restructuring actions will eliminate non-core activities primarily within the Company's corporate function, align the Company's cost structure with its reorganizing and optimizing of its operations model along its two reporting segments, and further sharpen its focus to winning business in end markets where it has competitive advantages and deep domain expertise. During fiscal year 2021, the Company recognized approximately $101 million of restructuring charges, most of which related to employee severance.

During the first half of fiscal year 2020 in connection with geopolitical developments and uncertainties at the time, primarily impacting one customer in China, the Company experienced a reduction in demand for products assembled for that customer. As a result, the Company accelerated its strategic decision to reduce its exposure to certain high-volatility products in both China and India. The Company also initiated targeted activities to restructure its business to further reduce and streamline its cost structure. During fiscal year 2020, the Company recognized $216 million of restructuring charges. The Company incurred cash charges of approximately $159 million, that were predominantly for employee severance, in addition to non-cash charges of $57 million, primarily related to asset impairments.

(3) Legal and other consist primarily of costs not directly related to core business results and may include matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. Legal and other costs include 1) certain loss contingencies where losses are considered probable and estimable accrued in the first quarter of fiscal year 2021, 2) the gain on the sale of real estate in the fourth quarter of fiscal 2021 exited as a result of the disengagement of a certain customer in fiscal year 2020, 3) certain direct and incremental costs associated with the disengagement of a certain customer in the second, third, and fourth quarters of fiscal year 2020, and 4) certain gains resulting from the recognition of prior year expenses paid to the government now considered probable of recovery and reasonably estimable due to a favorable tax ruling received in fiscal year 2020. These costs are excluded by the Company's management in assessing current operating performance and forecasting its earnings trends and are therefore excluded by the Company from its non-GAAP measures.

(4) Interest and other charges (income), net consists of various other types of items that are not directly related to ongoing or core business results, such as the gain or losses related to certain divestitures, debt extinguishment costs and impairment charges or gains associated with certain non-core investments. The Company excludes these items because they are not related to the Company's ongoing operating performance or do not affect core operations. Excluding these amounts provides investors with a basis to compare Company performance against the performance of other companies without this variability.

In fiscal year 2021, the Company recognized realized gains of approximately $45 million from distribution by one of our non-core investment funds. This was offset by a $35 million impairment charge, related to a certain investment as a result of the Company's ongoing assessment of recoverability of its investment portfolio and conclusion that the carrying amount of its investment was other than temporarily impaired.

In fiscal year 2020, the Company incurred debt extinguishment costs of $7.2 million, related to full repayments of the Notes due February 2020 and Term Loan due November 2021. During fiscal year 2020, and in connection with the Company's ongoing assessment of its investment portfolio strategy, the Company concluded that the carrying amounts of certain non-core investments were other than temporarily impaired and recognized a $97.7 million total impairment, of which $74.8 million was recorded in the fourth quarter. The impairments in the fourth quarter of fiscal year 2020 were primarily related to Elementum and certain other non-core investments, reflecting recent market valuation changes, in addition to capturing additional risks due to the economic challenges in light of COVID-19. This was offset by a $10.9 million realized gain from a distribution by one of our non-core investments in the fourth quarter of fiscal year 2020.

(5) Adjustment for taxes relates to the tax effects of the various adjustments that we incorporate into non-GAAP measures in order to provide a more meaningful measure on non-GAAP net income and certain adjustments related to non-recurring settlements of tax contingencies, valuation allowance releases or other non-recurring tax charges, when applicable.

During the fourth quarter of fiscal year 2021, the Company recorded $19 million release of valuation allowance mainly related to certain operations in Canada due to the forecasted profitabilities of those subsidiaries.

During the second quarter of fiscal year 2020, the Company recorded $8 million withholding tax liabilities for future planned liquidations of certain legal entities. During the third quarter of fiscal year 2020, the Company recorded $9 million related to the remeasurement of deferred tax positions with specific countries due to the change in their corporate income tax rates.

The remaining balance is primarily related to adjustment for exchange rate fluctuation on income tax receivable position of an operating subsidiary recognized in a prior period. In addition, the Company has included the tax effects of the various adjustments that we incorporate into Non-GAAP measures under tax benefit on restructuring and other.

(6) Certain prior period presentations were reclassified to ensure comparability with the current period presentation. The prior year amounts related to interest expense (income), net are now presented separately under Interest, net and the remaining balances under interest and other, net have been reclassified to other charges (income), net within the unaudited condensed consolidated statements of operations.

(7) In fiscal year 2021, we proactively and strategically reduced the outstanding balance of our ABS programs which is fully paid and wind down as year end of fiscal year 2021. Proceeds from our debt issuance replaced the funding from the ABS programs for working capital purposes. We reduced the balance on this short-term financing product by $797 million year to date, which has the accounting effect of reducing our cash flow from operations and is excluded from our adjusted free cash flow calculation.

During the second quarter of fiscal year 2020, certain invoices were sold and transferred to certain financial institutions under a customer's supplier financing program. However, under the governing law in the jurisdiction of sale, the assignment of receivables is effective against third parties only upon registration of the transferred assets with a governmental agency. The Company was not able to complete the registration of the receivables before the end of the fiscal quarter and accordingly, the Company recognized the $336 million cash received from the financial institutions as cash inflow under other financing activities, net on the statement of cash flows. The Company subsequently registered all of the invoices in October 2019 and the $336 million cash was reflected as cash outflow under financing activities, net and operating cash inflow for the three-month period ended December 31, 2019. In the third quarter of fiscal year 2020, the Company amended the existing asset-backed receivable securitization ("ABS") program and removed the requirement for the deferred purchase price receivable. At the effective date of the amendment, approximately $1.3 billion representing the outstanding balance of sold receivables was repurchased by the Company by exchanging outstanding deferred purchase price receivable of $0.4 billion and re-investing $0.9 billion of trade account receivables into the new ABS Programs. Cash collections on repurchased deferred purchase price receivables are reported as investing activities in the condensed consolidated statements of cash flows and were approximately $0.1 billion and $0.4 billion for the three-month and twelve-month periods ended March 31, 2020.

The Company utilizes net cash flow from its various A/R sales programs as a low-cost source to fund operations and as a critical net working capital management tool. The Company views and manages all collections under the programs similarly without bifurcation and accordingly provides the adjustment to reflect adjusted free cash flow inclusive of all collections of receivables sold through the programs described above as well as collections on the repurchased receivables as part of the ABS program amendment. The company also excludes the impact related to certain vendor programs that is required for GAAP.



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